UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

SEMI-ANNUAL BUSINESS REPORT

(From January 1, 2026 to June 30, 2026)

THIS IS A SUMMARY OF THE SEMI-ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK HYNIX INC. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK HYNIX” SHALL MEAN SK HYNIX INC., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1. Company Overview

The following table sets forth a summary of the Company’s consolidated subsidiaries:

(As of June 30, 2026)

Classification	Number of consolidated subsidiaries				Number of material subsidiaries*
	Beginning of the reporting period	Additions	Subtractions	End of the reporting period
Listed Companies	—	—	—	—	—
Unlisted Companies	53	4	—	57	28
Total	53	4	—	57	28

*

“Material Subsidiary” means a subsidiary that, as of the end of the previous fiscal year, had (i) total assets of Won 75 billion or more or (ii) total assets equal to 10% or more of the Company’s total assets.

For a list of the Company’s subsidiaries as of June 30, 2026, see Note 1(2) of the notes to the Company’s interim consolidated financial statements attached hereto.

Changes in the Company’s consolidated subsidiaries during the six months ended June 30, 2026 are set forth below.

Change	Name	Remarks
Additions	Solidigm Inc.	Newly established
	Solidigm NAND product Solutions (Dalian) Co., Ltd.	Newly established
	SHIFTIX Holdings LLC	Newly established
	SHIFTIX1 LLC	Newly established

Exclusions	—	—

A.	Corporate Legal Business Name: SK hynix Inc.

B.	Date of Incorporation:

The Company was established as Kukdo Construction Co., Ltd. in October 1949 and changed its name to Hyundai Electronics Industries Co., Ltd. in February 1983. Subsequently, the Company changed its name to Hynix Semiconductor Inc. in March 2001 and to SK hynix Inc. in March 2012. The shares issued by the Company are listed on the Korea Exchange and traded on the securities market under the ticker code “000660.”

C.	Address, Telephone Number and Website of Headquarters

(1)	Address: 2091, Gyeongchung-daero, Bubal-eup, Icheon-si, Gyeonggi-do, Korea

(2)	Telephone: +82-31-5185-4114

(3)	Website: https://www.skhynix.com

D.	Major Businesses

Currently, the Company mainly manufactures memory semiconductor products such as DRAM, NAND flash and multi-chip package (“MCP”) products.

E.	Credit Ratings

As of June 30, 2026, the Company’s credit ratings were as follows:

Category	Credit rating entity	Current credit rating	Credit rating date
Domestic	Korea Ratings	AA+	June 16, 2026
	Korea Investors Service, Inc.	AA+	March 11, 2026
	NICE Investors Service, Co., Ltd.	AA+	March 5, 2026

International	Moody’s Investors Service	A3	August 3, 2026
	S&P Global Ratings	BBB+	February 5, 2026
	Fitch Ratings	BBB+	April 30, 2026

(1)	Credit ratings for the past three fiscal years

a.	Domestic credit ratings

Credit rating date	Subject of rating	Credit rating	Credit rating entity	Credit rating range	Rating classification
March 26, 2024	Corporate bond	AA	Korea Ratings	AAA ~ D	Regular rating
March 26, 2024	Commercial paper (“CP”)	A1	Korea Ratings	A1 ~ D	Current rating
March 26, 2024	Corporate bond	AA	Korea Investors Service, Inc.	AAA ~ D	Regular rating
March 26, 2024	CP	A1	Korea Investors Service, Inc.	A1 ~ D	Current rating
March 27, 2024	Corporate bond	AA	NICE Investors Service, Co., Ltd.	AAA ~ D	Regular rating
March 27, 2024	CP	A1	NICE Investors Service, Co., Ltd.	A1 ~ D	Current rating
December 11, 2024	CP	A1	Korea Ratings	A1 ~ D	Regular rating
December 20, 2024	CP	A1	Korea Investors Service, Inc.	A1 ~ D	Regular rating
December 20, 2024	CP	A1	NICE Investors Service, Co., Ltd.	A1 ~ D	Regular rating
January 7, 2025	Corporate bond	AA	Korea Ratings	AAA ~ D	Current rating
January 7, 2025	Corporate bond	AA	Korea Investors Service, Inc.	AAA ~ D	Current rating
January 7, 2025	Corporate bond	AA	NICE Investors Service, Co., Ltd.	AAA ~ D	Current rating
June 25, 2025	Corporate bond	AA	Korea Investors Service, Inc.	AAA ~ D	Regular rating
June 25, 2025	CP	A1	Korea Investors Service, Inc.	A1 ~ D	Current rating
June 26, 2025	Corporate bond	AA	NICE Investors Service, Co., Ltd.	AAA ~ D	Regular rating
June 26, 2025	CP	A1	NICE Investors Service, Co., Ltd.	A1 ~ D	Current rating
October 1, 2025	Corporate bond	AA	Korea Ratings	AAA ~ D	Rating update
October 1, 2025	CP	A1	Korea Ratings	A1 ~ D	Regular rating
October 29, 2025	Corporate bond	AA	Korea Investors Service, Inc.	AAA ~ D	Rating update
October 29, 2025	CP	A1	Korea Investors Service, Inc.	A1 ~ D	Regular rating
October 30, 2025	Corporate bond	AA	NICE Investors Service, Co., Ltd.	AAA ~ D	Rating update
October 30, 2025	CP	A1	NICE Investors Service, Co., Ltd.	A1 ~ D	Regular rating
January 29, 2026	Corporate bond	AA+	Korea Ratings	AAA ~ D	Rating update
March 5, 2026	Corporate bond	AA+	NICE Investors Service, Co., Ltd.	AAA ~ D	Regular rating
March 11, 2026	Corporate bond	AA+	Korea Investors Service, Inc.	AAA ~ D	Regular rating
May 14, 2026	CP	A1	Korea Investors Service, Inc.	A1 ~ D	Current rating
May 28, 2026	CP	A1	NICE Investors Service, Co., Ltd.	A1 ~ D	Current rating
June 16, 2026	Corporate bond	AA+	Korea Ratings	AAA ~ D	Regular rating
June 16, 2026	CP	A1	Korea Ratings	A1 ~ D	Current rating

b.	International credit ratings

Credit rating date	Subject of rating	Credit rating	Credit rating entity	Credit rating range	Rating classification
March 6, 2024	Issuer	BBB	Fitch Ratings	AAA ~ D	Rating update
August 7, 2024	Issuer	BBB	S&P Global Ratings	AAA ~ D	Rating update
August 14, 2024	Issuer	Baa2	Moody’s Investors Service	Aaa ~ C	Rating update
August 30, 2024	Issuer	BBB	Fitch Ratings	AAA ~ D	Rating update
November 19, 2024	Issuer	BBB	S&P Global Ratings	AAA ~ D	Rating update
July 31, 2025	Issuer	Baa2	Moody’s Investors Service	Aaa ~ C	Rating update
August 25, 2025	Issuer	BBB	Fitch Ratings	AAA ~ D	Rating update
August 25, 2025	Issuer	BBB	S&P Global Ratings	AAA ~ D	Rating update
November 17, 2025	Issuer	BBB	S&P Global Ratings	AAA ~ D	Rating update
December 12, 2025	Issuer	Baa1	Moody’s Investors Service	Aaa ~ C	Rating update
February 5, 2026	Issuer	BBB+	S&P Global Ratings	AAA ~ D	Rating update
April 30, 2026	Issuer	BBB+	Fitch Ratings	AAA ~ D	Rating update
August 3, 2026	Issuer	A3	Moody’s Investors Service	Aaa ~ C	Rating update

F.	Listing (registration or designation) of Company’s shares and special listing status

Listing (registration or designation) of stock	Date of listing (registration or designation)	Special listing
KRX KOSPI Market of the Korea Exchange	December 26, 1996	Not applicable

2.	Company History

A.	Location of Headquarters

Date	Address	Remarks
—	2091, Gyeongchung-daero, Bubal-eup, Icheon-si, Gyeonggi-do	No change during the reporting period

B.	Significant Changes in Management

(1)	Changes in directors during the reporting period

Date of change	Shareholder meeting classification	Appointment		Term expiration or dismissal
		Newly appointed	Re-elected
March 30, 2022	General Meeting of Shareholders	Nohjung Kwak, Jong-Won Noh	Yung-Ku Ha	Seok-Hee Lee, Jong-Hoon Oh
March 29, 2023	General Meeting of Shareholders	Zeong Won Kim, Deog Kyoon Jeong, Sung-Ha Park	Ae-Ra Han	Chang-Hwan Shin
March 27, 2024	General Meeting of Shareholders	Hyun Ahn, Hyun Chul Sohn, Donghoon Yang, Yong Ho Jang	—	Jung-Ho Park, Ho-Keun Song, Hyun-Jae Cho
March 27, 2025	General Meeting of Shareholders	Myung-Jin Han	Nohjung Kwak	Yung-Ku Ha
March 25, 2026	General Meeting of Shareholders	Seon Yong Cha Gahng Gook Choi Seung Beom Koh Jung Kyu Kim	Zeong Won Kim Deog Kyoon Jeong	Hyun Ahn Ae-Ra Han

*

Executive director Jong-Won Noh resigned effective March 28, 2023, outside director Tae-Hwa Yoon resigned effective March 22, 2024, non-executive director Sung-Ha Park resigned effective March 26, 2025, and executive director Hyun Ahn and non-executive director Myung-Jin Han resigned effective March 24, 2026.

(2)	Changes in the representative director during the reporting period

Date of change	Meeting classification	Appointment/Reappointment	Term expiration/dismissal/ resignation
March 30, 2021	Board of Directors Meeting	Jung-Ho Park	—
March 30, 2022	Board of Directors Meeting	Nohjung Kwak	Seok-Hee Lee (resignation)
March 27, 2024	—	—	Jung-Ho Park (term expiration)

*	As of the date of this report, the Company’s representative director is Nohjung Kwak.

C.	Changes in Company Name

Date	Description

February 1983	Changed company name to Hyundai Electronics Industries Co., Ltd.

March 2001	Changed company name to Hynix Semiconductor Inc.

March 2012	Changed company name to SK hynix Inc.

D.	Mergers, Acquisitions and Restructuring

Date	Description

October 2021	Resolved to acquire 100% equity interest in Key Foundry Co., Ltd. from Magnus Semiconductor LLC

December 2021	Completed Phase 1 acquisition of Intel Corporation’s non-volatile memory solutions group (“NSG”) NAND business division, excluding the Optane business unit

August 2022	Completed acquisition of 100% equity interest in Key Foundry Co., Ltd. from Magnus Semiconductor LLC

March 2025	Completed final acquisition of Intel Corporation’s NSG NAND business division, excluding the Optane business unit

E.	Changes in Business Type or Principal Business

Currently, the Company mainly manufactures memory semiconductor products such as DRAM, NAND flash and MCP products. Since 2007, the Company has re-entered the complementary metal oxide semiconductor (“CMOS”) image sensor (“CIS”) business in the system large-scale integration (“System LSI”) sector, and has also been pursuing a foundry services business. The CIS business division, which was launched in 2007, has been transitioned to the artificial intelligence (“AI”) memory sector in March 2025.

See “II. Business” for more detailed information by business division.

3. Total Number of Shares

A.	Total Number of Shares

(As of June 30, 2026)		(Unit: in shares and percentages)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	9,000,000,000	—	9,000,000,000	—
II. Total number of shares issued to date	5,721,980,209	—	5,721,980,209	—
III. Total number of shares cancelled to date	5,009,277,844	—	5,009,277,844	—
a. Reduction of capital	4,990,449,799	—	4,990,449,799	- March 31, 2003: Share consolidation (21:1)
b. Retirement of shares	18,828,045	—	18,828,045	- March 31, 2000: Cancellation of repurchased shares - February 9, 2026: Cancellation of repurchased shares
c. Redemption of redeemable shares	—	—	—	—
d. Others	—	—	—	—
IV. Total number of issued shares (II-III)	712,702,365	—	712,702,365	—
V. Number of treasury shares	1,626,865	—	1,626,865

- April 22, 2014: Share exchange

- July 23, 2015 - October 1, 2015: Open-market purchase

- July 30, 2018 - September 28, 2018: Open-market purchase

- May 3, 2021: Bonus payment to officers and employees

- February 25, 2022: Bonus payment to executive directors

- May 2, 2022: Bonus payment to outside directors

- February 3, 2023 - February 24, 2023: Bonus payment to officers and employees

- April 11, 2023: Issuance of foreign currency - denominated exchangeable bonds

- May 3, 2023: Bonus payment to officers and employees

- August 3, 2023 - August 4, 2023: Bonus payment to officers, employees and outside directors

- November 3, 2023: Bonus payment to officers and employees

- February 29, 2024: Bonus payment to employees

- April 26, 2024: Bonus payment to the representative director and outside directors

- January 24, 2025: Bonus payment to the representative director, officers and employees

- February 27, 2025 - February 28, 2025: Bonus payment to employees

- April 24, 2025 - April 25, 2025: Bonus payment to officers, employees and outside directors

- July 24, 2025: Bonus payment to officers and employees

- October 30, 2025: Bonus payment to retired officers, officers and employees

- February 6, 2026: Bonus payment to officers and employees

- April 6, 2026: Bonus payment to officers

- May 4, 2026: Bonus payment to officers and independent directors

- May 20, 2026: Bonus payment to retired officers

- May 22, 2026: Bonus payment to retired officers

- June 5, 2026: Bonus payment to officers

VI. Number of outstanding shares (IV-V)	711,075,500	—	711,075,500	—
VII. Percentage of treasury shares held	0.2%	—	0.2%	—

B.	Treasury Shares

(As of June 30, 2026)						(Unit: in shares)
			Type of shares	At the beginning of period	Changes			At the end of period	Remarks
Acquisition methods					Acquired (+)	Disposed (-)	Cancelled (-)
Acquisition within distributable profit	Direct acquisition	Direct acquisition from market	Common shares	17,377,728	—	450,936	15,300,000	1,626,792	—
			Preferred shares	—	—	—	—	—	—
		Direct over-the-counter acquisition	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Sub-total (a)	Common shares	17,377,728	—	450,936	15,300,000	1,626,792	—
			Preferred shares	—	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Held in actual stock	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Sub-total (b)	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
Other acquisition (c)			Common shares	570	73	570	—	73	(Note 1)
			Preferred shares	—	—	—	—	—	—
Total (a+b+c)			Common shares	17,378,298	73	451,506	15,300,000	1,626,865	(Note 2)
			Preferred shares	—	—	—	—	—	—

(1)

73 treasury shares were acquired as other acquisitions resulting from the treatment of fractional shares following the exercise of the early redemption right (Clean Up Call Option) on the exchangeable bonds issued on April 11, 2023.

(2)	During the reporting period, a total of 451,506 treasury shares were disposed of on six occasions for the purpose of bonus payments to officers, employees and outside directors.

C.	Status of Direct Acquisitions and Disposal of Treasury Shares

(As of June 30, 2026)				(Unit: in Won and percentages)
Classification	Expected period		Expected amount (A)	Executed amount(B)	Execution ratio (B/A)	Reporting date
	Start date	End date
Direct disposal	Feb. 29, 2024	Feb. 29, 2024	67,216,512,000	74,392,593,000	111%	Mar. 4, 2024
Direct disposal	Apr. 25, 2024	Apr. 26, 2024	467,001,000	465,908,600	100	Apr. 29, 2024
Direct disposal	Jan. 23, 2025	Feb. 21, 2025	72,715,862,000	71,886,659,000	99	Jan. 24, 2025
Direct disposal	Feb. 27, 2025	Feb. 28, 2025	196,594,260,000	195,319,584,000	99	Mar. 4, 2025
Direct disposal	Apr. 23, 2025	May 22, 2025	12,062,762,800	12,051,831,900	100	Apr. 28, 2025
Direct disposal	Jul. 23, 2025	Aug. 22, 2025	11,630,346,000	11,627,577,500	100	Jul. 28, 2025
Direct disposal	Oct. 29, 2025	Nov. 28, 2025	16,544,355,000	16,761,680,000	101	Oct. 31, 2025
Direct disposal	Jan. 28, 2026	Feb. 27, 2026	360,812,000,000	358,953,346,000	99	Feb. 6, 2026
Direct disposal	Apr. 23, 2026	May 22, 2026	15,344,064,000	18,139,592,000	118	May 7, 2026

D.	Status of Cancellation of Treasury Shares

	(Unit: in Won and number of shares)
Cancellation date	Cancellation method	Share type	Number of shares cancelled	Value of shares cancelled
February 9, 2026	Cancellation of repurchased shares	Common share	15,300,000	872,236,935,000

E.	Status of Treasury Shares Held

(As of June 30, 2026)								(Unit: in shares and percentages)

		Type of shares	Number of shares held	Ratio to total issued shares	Purpose of acquisition	Year acquired	Cancellation deadline	Approved details of holding/disposal plan
Classification								Approval date	Deadline	Purpose
Acquisition within distributable profits	Direct holding	Common shares	1,626,792	0.2	Enhancement of shareholder value through stock price stabilization	2018	2027	March 25, 2026	The day before the 2027 General Meeting of Shareholders	Compensation for officers and employees
	Trustee holding	—	—	—	—	—	—	—	—	—
Other acquisitions		Common shares	73	0.0	(Note 1)	2026	2027	—	—	—
Total		Common shares	1,626,865	0.2

(1)

73 treasury shares were acquired in May 2026 as other acquisitions resulting from the treatment of fractional shares following the exercise of the early redemption right (Clean Up Call Option) on the exchangeable bonds issued on April 11, 2023.

F.	Short-Term Plan for Acquisition, Disposal and Cancellation of Treasury Shares

(Relevant Period: January 1, 2026 to December 31, 2026)						(Unit: in shares and percentages)
Classification	Form of holding	Type of shares	Original purpose of acquisition	Transaction method	Quantity	Ratio to total issued shares	Reason for decision
Acquisition	—	—	—	—	—	—	(Note 1)
Disposal	Acquisition within distributable profits (Direct holding)	Common shares	Enhancement of shareholder value through stock price stabilization	Share-based compensation for officers and employees	527,717	0.1	Exercise of stock options and payment of officer compensation (Note 2)
Cancellation	Acquisition within distributable profits (Direct holding)	Common shares	Enhancement of shareholder value through stock price stabilization	Cancellation of repurchased shares	15,300,000	2.1	(Note 1)
Retention	Acquisition within distributable profits (Direct holding)	Common shares	Enhancement of shareholder value through stock price stabilization	Share-based compensation for officers and employees	1,550,654	0.2	Bonus payments to officers and employees, etc.

(1)

The Company has previously stated that it is considering additional shareholder return measures, such as the repurchase and cancellation of treasury shares, with plans to establish execution details within the year. However, as of the date of this report, specific details regarding the timing and volume have not been finalized. The Company will disclose the plan once finalized, following a requisite resolution by the Board of Directors.

(2)

Based on stock options for which the exercisable period falls within the relevant period (July 1, 2026 to December 31, 2026). The actual number of shares to be disposed of may vary depending on factors such as the stock price on the applicable reference date for share-based compensation and whether the stock options are exercised.

G.	Status of Implementation of Short-Term Plan for Acquisition, Disposal and Cancellation of Treasury Shares

(Period: January 1, 2026 to December 31, 2026)						(Unit: in shares and percentages)
Classification	Form of holding	Type of shares	Planned quantity in the prior Period (A)	Executed quantity in the current period (B)	Execution ratio (B/A)	Reason for difference
Acquisition	—	—	—	73	—	(Note 1)
Disposal	Acquisition within distributable profits (Direct holding)	Common shares	450,881	450,936	100	—
	Acquisition within distributable profits (Direct holding)	Common shares	570	570	100	—
Cancellation	Acquisition within distributable profits (Direct holding)	Common shares	15,300,000	15,300,000	100	—
Retention	Acquisition within distributable profits (Direct holding)	Common shares	1,626,847	1,626,865	100	—

(1)

73 treasury shares were acquired in May 2026 as other acquisitions resulting from the treatment of fractional shares following the exercise of the early redemption right (Clean Up Call Option) on the exchangeable bonds issued on April 11, 2023.

H.	Long-Term Plan for Acquisition, Disposal and Cancellation of Treasury Shares

The Company plans to sequentially dispose of the 1,550,654 treasury shares expected to be held for purposes such as share-based compensation for officers and employees.

I.	Other Matters Necessary for Investor Protection

The Company obtained approval for the “2026 Plan for Holding and Disposal of Treasury Shares” at the General Meeting of Shareholders held on March 25, 2026. The timing and quantity of treasury shares to be disposed of for officer and employee compensation remain subject to change, depending on factors such as the trading prices of the Company’s shares at the time of disposal under each share-based compensation program.

4. Matters Concerning Articles of Incorporation

Date of revision	General Meeting of Shareholders	Key revisions	Reason for revisions
March 27, 2024	76th General Meeting of Shareholders

1) Article 52 (Payment of Dividends)

2) Article 10-3 (Dividend Base Date for New Shares), Article 8-2 (Number and Details of the Non-Voting Preferred Shares), Article 10-2 (Stock Options), Article 10-5 (Employee Stock Options), Article 14-2 (Issuance of Convertible Bonds), Article 15 (Issuance of Bonds with Warrants)

3) Article 10-6 (Equal Distribution)

1) Amended to provide that dividends shall be distributed to shareholders as of the dividend record date determined by resolution of the Board of Directors.

2) Amended various provisions to apply Article 10-3 mutatis mutandis to new shares issued through, among others, the conversion of convertible shares and convertible bonds, and the exercise of stock options.

3) Newly established in accordance with the amendment of relevant provisions.

March 25, 2026	78th General Meeting of Shareholders

1) Article 27 (Appointment of Directors)

2) Article 13-2 (Holding and Disposition of Treasury Shares)

3) Article 17 (Convening of General Meeting)

4) Article 20 (Vote by Proxy)

5) Article 28 (Number of Directors), Article 36 (Qualifications of Independent Directors), Article 45 (Committees), Article 45-2 (Independent Director Candidate Recommendation Committee)

6) Article 32 (Duties of Directors)

7) Article 48 (Composition of Audit Committee)

8) Addenda (Effective from March 25, 2026)

1) Deleted provisions regarding the exclusion of cumulative voting; established specific transitional provisions in the Addenda in consideration of the effective date of the amended Commercial Act; revised provisions to reflect the change of title from Outside Directors to Independent Directors; and relocated provisions regarding the appointment and dismissal of Audit Committee members to Article 48.

2) Established provisions providing the basis for holding and disposing of treasury shares to achieve the Company’s business operational objectives.

3) Revised provisions in connection with the introduction of electronic General Meetings of Shareholders.

4) Revised provisions regarding the method of proving proxy authority.

5) Revised provisions to reflect the change of title from Outside Directors to Independent Directors.

6) Revised provisions regarding the expansion of the scope of directors’ duty of loyalty.

7) Revised provisions regarding the change of title from Outside Directors to Independent Directors, the increase in the number of Audit Committee members to be elected separately and the appointment and dismissal of Audit Committee members.

8) Newly established Addenda and introduced transitional provisions in consideration of the effective date of the amended Commercial Act.

II.	BUSINESS

1. Business Overview

A.	Overview

The Company is a global semiconductor company headquartered in Icheon-si, Gyeonggi-do, Korea. The Company operates four production facilities, three research and development subsidiaries, and overseas sales subsidiaries and offices including in the United States, China, Singapore, Taiwan, Japan and Europe.

The principal products of the Company and its subsidiaries are memory semiconductors, primarily consisting of DRAM and NAND flash, and the Company also operates a foundry business. Semiconductors are broadly classified into memory semiconductors and system semiconductors. Memory semiconductors serve the function of storing and retaining information and are generally categorized as either “volatile” or “non-volatile.” Volatile memory products lose stored information when the power supply is disconnected, whereas non-volatile products retain stored information even when the power supply is disconnected. The Company’s principal products are DRAM, a volatile memory, and NAND flash, a non-volatile memory.

On a consolidated basis, the Company recorded revenue of Won 131.9 trillion for the first half of 2026.

B.	Industry Status

(1)	Industry characteristics

Semiconductors are an indispensable core component of all information technology (“IT”) products, with an extremely broad range of applications including computers, telecommunications equipment and systems, automobiles, digital consumer electronics, industrial machinery, and control systems. According to market research firm Gartner (Source: Gartner, June 2026), the global semiconductor market reached US$809.0 billion in 2025, of which memory products accounted for approximately 27% of the total semiconductor market, recording US$220.1 billion. Among memory products, DRAM recorded US$146.9 billion, representing 67% of the total memory semiconductor market, followed by NAND flash at US$68.1 billion, accounting for 31%, and other memory products at US$5.0 billion, accounting for 2%.

As shown in the table below, the semiconductor industry is a key industry in Korea representing 24.4% of the country’s total exports in 2025. In 2025, semiconductor exports demonstrated a rapid growth in light of the arrival of the AI memory demand super-cycle due to a broad expansion of AI technology.

(Unit: in millions of US$ and percentages)

Category	2025	2024	2023	2022	2021
Total exports	709,330	683,609	632,226	683,585	644,400
Semiconductors	173,406	141,920	98,630	129,229	127,980
Year-on-year change (%)	22.2	43.9	(23.7)	1.0	29.0
Share (%)	24.4	20.8	15.6	18.9	19.9

*	Source: Korea International Trade Association, July 2026

Semiconductors are categorized into memory semiconductors and system semiconductors.

a.	Memory semiconductors

Memory semiconductors, which serve the function of storing and retaining information, are generally categorized as either “volatile” or “non-volatile.” Volatile memory products lose stored information when the power supply is disconnected, whereas non-volatile products retain stored information even when the power supply is disconnected, similar to how telephone numbers remain saved in a mobile phone. The Company produces DRAM, a volatile memory, and flash memory, a non-volatile memory. The memory semiconductor industry is one in which securing cost competitiveness through product design technology, process refinement and enhanced investment efficiency are of critical importance. The industry is progressively becoming an oligopoly dominated by a small number of integrated device manufacturer (“IDM”) companies that possess both technological capabilities and cost competitiveness.

DRAM (Dynamic Random Access Memory). DRAM is a volatile memory product that retains information only while the power supply is on. It is primarily used as main memory in computers and as graphics memory for video and 3D gaming applications. With the digitalization of consumer electronics, its use has also expanded to smart TVs, smart refrigerators, printers and other devices. Furthermore, adoption of premium DRAM products is surging rapidly in response to growing AI demand, and server DRAM demand is also expected to be sustained as investments in data centers continue globally.

Flash Memory. Flash memory is a non-volatile memory product capable of retaining stored data even when the power supply is disconnected. It is broadly divided into NOR-type (code storage) and NAND-type (data storage). Among these, NAND flash, which the Company produces, is a non-volatile memory chip that supports sequential information access and is well suited for the stable storage of various types of information. NAND flash is used in digital storage devices such as USB drives and solid state drives (“SSDs”), as well as in automotive navigation systems, digital cameras, smartphones, tablet personal computers (“PCs”) and other mobile devices, and in data centers. Meanwhile, demand for flash memory has recently been shifting from general-purpose memory towards more customer-oriented products, and accordingly, the importance of proactive application product development and product collaboration with customers that align with this trend has been growing.

b.	System semiconductors

System semiconductors are semiconductors manufactured for the purpose of information processing. They are classified by their characteristics into analog, logic, micro, discrete and sensor categories. Among these, the Company previously produced CIS. In March 2025, the Company decided to transition its CIS business division to the AI memory sector.

(2)	Growth potential

The semiconductor industry is responding to rapid market changes through technological innovation and has established itself as a core element not only in electronic products used in daily life but also in advanced new industry sectors such as AI, Internet-of-Things (“IoT”), autonomous driving and biotechnology. Accordingly, the scope of semiconductor applications is expanding across diverse industry sectors, and sustained market growth is expected in tandem with the advancement of new technologies.

In 2022, market conditions deteriorated from the second half of the year due to geopolitical crises, global supply chain issues, and concerns over an economic recession triggered by global interest rate hikes, resulting in the semiconductor market recording growth of only 1.1%, while the memory semicondutor market contracted by 13.7%. In 2023, semiconductor exports experienced an unprecedented downturn as internal and external uncertainties persisted, including global supply chain instability and a slowdown in global economic growth. The semiconductor market in 2023 exhibited negative growth, with the overall semiconductor market declining by 11.7% and the memory market declining by 35.8%, attributable to decreased demand for IT products such as PCs and mobile devices and falling prices amid elevated industry memory inventory levels. In 2024, demand for electronic products, which had been sluggish, recovered, and the AI market began to flourish in earnest, with demand expanding primarily for high-performance and high-capacity memory, resulting in growth of 21.0% for the semiconductor market and 73.4% for the memory semicondutor market. In 2025, the semiconductor industry recovery trend that had begun in earnest the previous year continued, with strong growth driven primarily by increased demand from the expansion of AI-based infrastructure, as the semiconductor market recorded growth of 23.0% and the memory semicondutor market recorded growth of 37.8%. In 2026, the expansion of AI infrastructure investment and the increase in data center demand are expected to continue, sustaining the growth trajectory of the semiconductor market, and the memory semicondutor market is expected to maintain a solid growth trend centered on the expansion of demand for high-value-added products such as high-bandwidth memory (“HBM”) and DDR5. (Source: Gartner, June 2026)

DRAM. According to market research firm Gartner (Source: Gartner, June 2026), in 2022, the market recorded negative growth at US$78.7 billion (or -15.4%) due to declining demand caused by reduced mobile demand resulting from China’s lockdowns, weakened server demand driven by inventory corrections at server companies, and saturation of the PC market. In 2023, with industry memory inventory levels elevated amid global supply chain instability caused by trade conflicts and armed conflict, as well as a contraction in the global economy and consumer sentiment, IT product demand declined sharply. Despite the expansion of premium product sales such as HBM driven by surging AI demand, the market continued its negative growth trajectory, recording US$49.9 billion (or -36.5%). In 2024, demand that had been depressed, primarily in the general server segment, recovered, and HBM grew on the back of expanding AI demand, resulting in a significant rebound to US$91.6 billion (or +82.7%). In 2025, demand increased substantially, centred on HBM, a high performance, high capacity memory, driven by the advancement of generative AI services and the commercialization of on-device AI, with the market continuing its growth trajectory to reach US$146.9 billion (or +60.0%). In 2026, amid the continued expansion of demand for high performance memory centered on AI servers and data centers, growth is expected to continue, driven by the increase in demand for high value-added products centered on HBM and DDR5.

NAND Flash. According to market research firm Gartner (Source: Gartner, June 2026), in 2022, the market recorded negative growth at US$57.9 billion (or -12.4%) as demand across all application products weakened due to deteriorating macroeconomic conditions and declining IT product demand. In 2023, with heightened domestic and external uncertainties and continued demand weakness across all application products, the market sustained its negative growth trajectory, recording US$37.1 billion (or -35.9%). In 2024, market conditions improved as a result of supply constraints and demand recovery, and the adoption of enterprise SSD (“eSSD”), which has advantages such as low power consumption, expanded in connection with the growing AI market. NAND demand increased accordingly, recording growth of US$63.4 billion (or +71.0%), demonstrating that the benefits of AI were spreading from DRAM to NAND. In 2025, demand expanded centered on industry supply adjustments and enterprise SSDs required for AI-oriented data centers, with the market showing improvement at US$68.1 billion (or +7.0%). In 2026, eSSD demand is expected to maintain a solid growth trend due to the increase in data center storage demand driven by the expansion of AI infrastructure investment, and the expansion of demand centered on high performance and high capacity products is expected to drive market growth.

(3)	Business cycle fluctuations

The global semiconductor market has short product life cycles and possesses the characteristics of a capital intensive industry that requires large-scale investment for the production of new products. The semiconductor industry has experienced repeated cycles of boom and bust due to price and supply stability fluctuations caused by supply and demand imbalances, as it is difficult to adjust supply volume in a short period of time. This has been closely correlated with the macroeconomic business cycle of the United States and Europe, which comprise the major demand markets. Recently, as areas of AI application have diversified, demand for new technologies has been increasing, and as the market expands, demand volatility has been rising due to changes in market conditions such as geopolitical risks and deterioration of macroeconomic conditions.

DRAM. DRAM has been growing primarily around mobile devices such as smartphones and tablet PCs and servers, and as demand sources have diversified into AI, data centers, automobiles and other areas, business cycle volatility has shown signs of reduction compared to the past. Meanwhile, with respect to demand seasonality, although second half demand increases driven by the back-to-school season and the Christmas season in the United States and Europe had historically been pronounced, diversification of sales markets resulting from the growth of Asian markets and the dispersion of launch timings of new smartphones has led to a partial weakening of such traditional demand seasonality in recent periods. Demand for PCs also experienced a temporary surge as remote working and video conferencing practices became established following the COVID-19 pandemic. Servers have demonstrated steady demand despite minor fluctuations in accordance with global market conditions, supported by continued investment and growth. Recently, with the growth of the AI market, demand for HBM, a high performance semiconductor capable of executing deep learning and handling high quality data, has surged. The continued growth of the IT product and services market driven by the proliferation of generative AI is expected to have a positive impact on DRAM demand.

NAND Flash. NAND flash has experienced rapid growth in the past, driven by increasing demand for MP3 players, memory cards and similar products. Recently, as IT devices have become smarter and higher in performance, the major applications for NAND flash have shifted to embedded multi-media card (“eMMC”), universal flash storage (“UFS”), and SSDs, in which a controller and raw NAND are combined, resulting in higher added value. In addition, these eMMC and SSD products, similar to DRAM, have begun to be installed in a wide variety of products including smartphones, tablet PCs, notebooks, PCs, servers, storage and flash arrays, and business cycle volatility is expected to decrease compared to the past. The mobile product market, including smartphones, has reached a state of saturation. However, the need for high performance and high capacity NAND is increasing due to the expansion of on-device AI adoption, and the high capacity eSSD product market is expanding due to the spillover effects of AI.

(4)	Competitive elements

The core competitiveness of the semiconductor business consists of (1) technology and cost competitiveness, (2) market responsiveness (customer acquisition, product portfolio) and (3) capital investment capability, among others.

Recently, as application areas have gradually become more diversified and converged away from standard products that are conducive to mass production, the paradigm of competition has been rapidly shifting from a cost competitiveness focus driven by facility investment and productivity improvement to a profitability focus driven by enhancing product value. In the past, expansion of production capacity and reduction of production costs through aggressive investment were the core competitive factors. However, the business environment has changed recently due to increased difficulty in achieving further process refinement and growing uncertainty of return on investment. Accordingly, going forward, achieving investment reduction through the advancement of production technology, as well as the development of various preceding technologies and application technologies and the development of converged application products that combine memory controllers and firmware to enhance the added value of products, will become important sources of business competitiveness. In addition, as securing through-silicon via (“TSV”) technology competitiveness in the DRAM sector, smooth early market entry for new memory products, collaboration with related technology companies for the expansion of the eMMC and SSD product markets, and customer satisfaction have all become increasingly important, marketing and customer support activities have also emerged as core competitive factors.

In addition, the ability to respond to the market by launching products that meet market demands in a timely manner and the securing of financial soundness are also becoming necessary.

C.	Company Status

(1)	Overview of operations and classification of business segments

a.	Overview of operations

In the second quarter of 2026, price increases continued due to strong demand conditions driven by the expansion of AI infrastructure investment and the continuation of a constrained supply environment. Both DRAM and NAND flash experienced significant further price increases following those in the previous quarter, and AI-related products such as server DRAM and eSSDs led this trend.

The Company’s revenue for the second quarter of 2026 was Won 79.3 trillion, an increase of 51% compared to the previous quarter and 257% compared to the same period of the previous year, representing the Company’s highest ever quarterly revenue for the second consecutive quarter. In addition, the operating profit for the second quarter of 2026 was Won 60.5 trillion, an increase of Won 22.9 trillion compared to the previous quarter, and the operating profit margin was 76%, resulting in all time quarterly records for both metrics.

(Unit: in millions of Won and percentages)

Category	Second quarter of 2026	First quarter of 2026	Quarter-to-quarter comparison (versus first quarter of 2026)	Second quarter of 2025	Year-to-year comparison (versus second quarter of 2025)
Revenue	79,318,746	52,576,287	50.9%	22,231,952	256.8%
Cumulative revenue	131,895,033	—	—	39,871,093	—
Operating profit	60,542,608	37,610,283	61.0%	9,212,851	557.2%
Cumulative operating profit	98,152,891	—	—	16,653,355	—
Profit	93,922,593	40,345,909	132.8%	6,996,216	1,242.5%
Cumulative profit	134,268,502	—	—	15,104,411	—

*	Consolidated results prepared in accordance with K-IFRS.

b.	Classification of business segments

	(Unit: in millions of Won and percentages)

Classification	Revenue (for the six months ended June 30, 2026)	Percentage of revenue	Major products
Semiconductor segment	131,895,033	100.0%	DRAM, NAND flash and others
Total	131,895,033	100.0%	—

*

The Company falls under “Semiconductor and Other Electronic Component Manufacturing” according to the subclassification of the Korean Standard Industrial Classification. As revenue from the semiconductor segment exceeds 90% of the Company’s total revenue, its business is presented as a single semiconductor segment.

(2) Market share

	(Unit: percentages)

Classification	Three months ended March 31, 2026	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
DRAM	29.1%	34.8%	33.4%	29.9%
NAND Flash	18.5%	20.9%	21.4%	19.6%

*	Source: DRAM (IDC, May 2026) and NAND flash (IDC, June 2026).

(3)	Competitive factors in the market and the Company’s competitiveness

DRAM. The PC memory market recorded solid growth in 2025 due to a concentration of comprehensive replacement demand. Following the full-scale commencement of the replacement cycle for education and enterprise PCs that had surged during the COVID-19 pandemic, replacement demand driven by the official end of support for the Windows 10 operating system in October 2025 drove the market. In addition, as demand for high performance computing increased with the full-scale launch of AI PCs, total PC shipments in 2025 grew significantly compared to the previous year.

Although adjustments to PC shipments and a partial slowdown in demand are expected in 2026 due to the purchasing burden resulting from recent memory price increases, the emergence of AI PCs is becoming a new growth driver for the market. AI PCs require a minimum of 16GB of memory and, for high specification models, 32GB or more, and this trend of increasing DRAM capacity is expected to serve as a core factor driving the qualitative growth of the PC DRAM market going forward.

For a sustainable growth of the PC and DRAM markets going forward, the creation of a practical utilization environment is essential. Currently, the development of AI applications centered on AI agents is actively underway, and as the software ecosystem matures, demand for AI PCs is expected to further accelerate. This will drive the increase in demand for high specification and high capacity DRAM for PCs over the medium- to long-term and establish a foundation for sustainable growth of the industry.

The server memory market is sustaining structural growth as AI infrastructure investment transitions from the training stage to the inference and AI agent-based service proliferation stage. Demand for AI training servers is expected to remain solid due to increasing model sizes and enhanced multimodal support, and in the case of AI inference servers, computing resource and memory bandwidth requirements are surging due to the proliferation of chain-of-thought (“CoT”) reasoning technology for the enhancement of service performance. In addition, the full scale commercialization of AI agent-based services is expected to promote the expansion of related server infrastructure investment, leading to an increase in new data center construction and the sustained growth of server oriented memory demand.

As AI scaling principles extend into the inference domain, the adoption of high specification (high performance and high capacity) infrastructure is becoming essential even for general enterprises. As hybrid workload environments that perform data analysis, inference and general tasks in an integrated manner have become mainstream, demand is increasing not only for AI servers but also for general purpose (“GP”) servers for data management. Replacement demand for legacy platforms by enterprises seeking to enhance operational efficiency and reduce total cost of ownership (“TCO”) is continuing solidly, and this is serving as a factor that continually supports market growth. Furthermore, the enterprise and on-premise market is also expected to achieve high growth going forward due to demand driven by corporate private AI and country specific sovereign AI initiatives.

As AI servers become increasingly high performance, the trend of adopting high capacity memory continues to expand, and efforts to optimize product configurations by customer in consideration of memory supply constraints and cost efficiency are also being pursued in parallel. On the other hand, for GP servers, memory configuration optimization in consideration of workload and investment efficiency is expanding, and memory strategies are becoming differentiated by server type. The Company is responding to customer requirements in a timely manner with optimized products based on industry leading technology competitiveness and high performance and high capacity memory solutions applicable across AI and GP servers through close collaboration with customers and timely mass production on advanced process nodes, and is continuously strengthening its competitiveness in line with AI driven server market growth.

The graphics memory market is expanding its areas of utilization beyond the increase in high specification and high resolution gaming, the proliferation of 4K and 8K media video content and 3D graphics technology support to graphics processing units (“GPUs”) for AI data centers and servers. The Company has launched GDDR7 with improved speed and power efficiency to meet high performance and high capacity requirements, thereby strengthening its premium memory leadership.

The game console market is expected to see solid demand for memory due to the launch of replacement and new models with enhanced performance compared to existing models, and medium- to long-term demand is expected based on a stable demand base. The Company aims to establish medium- to long-term cooperative relationships with console manufacturers spanning from currently mass produced models to subsequent models and to develop constructive business.

The HBM market is driven by the increase in workloads in the AI and deep learning sectors, with HBM being installed to accelerate workstations and high performance computing (“HPC”) systems. HBM can be described as memory optimized for the AI era. In the generative AI market, new technologies capable of creating industrial value beyond the research stage are emerging and expanding into diverse applications. Over the long term, demand for high performance accelerators (GPU, fied-programmable gate array (“FPGA”) and application-specific integrated circuit (“ASIC”)) for data centers and HPC is expected to increase through the application of proprietary inference accelerators and system optimization for differentiated generative AI services. The Company is realizing time to market for HBM products and strengthening optimal ASIC development cooperation based on industry leading performance and quality through the enhancement of bandwidth and the increase in density and core die stacking layers, and is making its best efforts to lead the HBM market on this foundation.

Consumer memory is expected to see technological advancement centered on home appliances (TVs, set-top boxes, AI speakers and others) based on AI and connectivity utilization, and the Company is seeking customer purchases through the expansion of profitability focused premium (high resolution and large screen) segments, the addition of AI functions based on connectivity and the enhancement of device convenience.

Digital TV manufacturers are pursuing expandability through enhanced computing performance support, in-home activity and the installation of non-fungible token (“NFT”) trading platforms, while also seeking to achieve user convenience through differentiated value delivery via screen rotation and the enhancement of spatial efficiency. Over-the-top (“OTT”) and AI speaker producers are pursuing the development and expansion of the media market based on home connectivity. In addition, the launch of augmented reality (“AR”) and virtual reality (“VR”) devices with AI agent applications and the increase in memory products adopted in such devices are increasing, and this is expected to serve as a significant factor in medium- to long-term memory semiconductor demand. In the security sector, the overall market size is expanding amid participation by Big Tech companies. In the automotive sector, the importance of memory semicondutors is expanding alongside the application of high performance system-on-chips (“SoCs”) in accordance with the integrated digital cluster transformation of vehicle instrument panels and the advancement of infotainment system specifications. The acceleration in the adoption of advanced driver-assistance systems (“ADAS”) and the advancement of autonomous driving technology are expected to drive the expansion of the medium- to long-term high capacity and high quality memory market. The Company is solidifying its market position and expanding its business through a diverse portfolio including general purpose products (DDR4 and DDR5) and low voltage and high speed products (LPDDR4 and LPDDR5) as well as specialty products (Industrial Temp, Automotive Grade and HBM) along with the provision of longevity policies.

Mobile memory is primarily adopted in devices requiring low power and high bandwidth such as smartphones. Memory market growth accompanied by average product upgrades is expected to accelerate due to increases in memory content driven by the expansion of on-device AI smartphones. In particular, the adoption of high capacity products is increasing, centered on flagship oriented LPDDR5X and LPDDR5T, and demand for ultra high speed and ultra high capacity memory adoption for flagship model differentiation and on-device AI implementation is expected to continue to expand. Over the medium to long term, as mobile devices evolve into core hubs of a hyper-connected society in accordance with the advancement and intelligence enhancement of AI functions, requirements for computing processing capabilities are expected to increase. The Company will seek to lead the market by building a diverse range of mobile products based on the latest market trends and customer demand leveraging its industry leading advanced technology capabilities, and by concentrating its capabilities on the development of next generation mobile memory products to achieve high performance, high capacity and low power consumption.

NAND Flash. NAND flash is a representative memory semiconductor used for data storage purposes and has grown alongside the rapid evolution of the technology industry. In particular, the trend of increasing product adoption rates and capacity in cutting edge IT devices and various household appliances is continuing. In the past, the primary areas of NAND flash use were the mobile device sector including smartphones and tablet PCs and the adoption of SSDs as a replacement for hard disk drives (“HDDs”), which are the storage media of personal and business PCs such as notebooks and desktops. However, at present, eSSDs adopted in expanded data centers are gaining prominence alongside the IoT transformation of spaces such as smart homes and smart cities and the digital nomad trend. In particular, the differentiation strategies of flagship smartphones such as foldable phones and the increase in high capacity NAND flash adoption driven by the strength of cloud computing are driving growth, and the proliferation of electric vehicles and autonomous vehicles, the blossoming of generative AI and the potential of on-device AI are attracting attention as future growth drivers. AI technology is evolving from training to inference, and the data being processed has expanded from text-oriented structured data to unstructured data such as voice, images and video. Amid this technological evolution, customer requirements driven by capacity increases, data warming and power issues are further highlighting the advantages of SSDs, and the low power design and environmentally friendly technology of NAND flash are contributing to enhancing the energy efficiency of IT devices and reducing carbon emissions. In conclusion, NAND flash is achieving continual advancement in the direction of higher capacity, higher performance and enhanced stability, thereby meeting the data storage requirements of modern digital society. In particular, the introduction of environmentally friendly design through innovative technologies such as quad-level cell (“QLC”) and peripheral component interconnect express (“PCIe”) Gen5 and improvements in data write and erase speeds and overall performance will be important elements that will lead future data storage technology, and NAND flash technology is expected to continue to play an important role at the center of digital data storage going forward.

In this environment, the Company is actively responding to customer demand based on application convergence products with various interfaces and capacities, and is securing competitiveness in NAND flash and solidifying its market position through selection and concentration by application area. The Company developed the world’s first 321 layer QLC and secured an overwhelming technology gap through processes including customer qualification. To respond to the high capacity QLC eSSD market, the Company is strengthening integration synergies with Solidigm and is expanding its leading position within the eSSD market by evolving into a full line-up supplier equipped with both high performance and high capacity, while responding to market condition changes in a timely manner through the expansion of product and customer scope.

Recently, as the AI inference market has experienced rapid growth, demand for NAND storage products capable of processing large volumes of data quickly and efficiently has expanded significantly. Accordingly, the Company plans to build an “AIN (AI NAND) Family” line-up to meet customer demand with solution products optimized for the AI era. The AIN Family consists of NAND solution products individually optimized for performance and bandwidth to improve data processing speed. AIN P (Performance) is a high-performance solution currently under development based on next-generation high-speed NAND and specialized controllers. Its primary objective is to support the high input/output operations per second (“IOPS”) required for processing ultra-high workloads in AI inference environments. On the other hand, AIN B (Bandwidth) is a High Bandwidth Flash (“HBF”) solution that maximizes data transmission channels through advanced stacking of NAND chips. It is specifically designed to eliminate large-volume data bottlenecks and dramatically expand bandwidth. In a market environment that is rapidly changing with a focus on AI, the Company plans to grow into a core supplier in the AI memory market by strengthening strategic collaboration with customers and various partners in next-generation NAND storage.

2. Major Products

A.	Updates on Major Products

			(Unit: in millions of Won and percentages)

Business	Type of revenue	Items	Specific use	Major trademarks	For the six months ended June 30, 2026
					Revenue	Ratio
Semiconductor	Products and others	DRAM, NAND flash and others	Industrial electronic devices	SK hynix	131,895,033	100%
Total					131,895,033	100%

B.	Price Trends for Major Products

DRAM shipment volume increased slightly as sales expanded centered on HBM3E and AI-oriented server DRAM products, and average selling price (“ASP”) rose in the mid-30% range due to the continuation of strong pricing for general DRAM. NAND shipment volume increased in the mid-10% range compared to the previous quarter due to the base effect from the decline in shipments in the first quarter and the impact of expanded eSSD sales, and ASP rose in the mid-50% range compared to the previous quarter due to the effect of price increases across all products.

3. Raw Materials

The raw materials used in the production process of the Company’s memory semiconductors are broadly composed of wafers, substrates, printed circuit boards (“PCBs”) and other materials.

A wafer is a core material used in the fabrication of semiconductor devices. It is made by growing a single crystal of semiconductor material into a cylindrical silicon ingot and then thinly slicing it into a disc shape for the purpose of manufacturing integrated circuits (“ICs”).

A substrate is one of the raw materials used to make a package. It is a component that serves as a structural framework, connecting electrical signals while protecting and supporting the chip from external moisture, impact and other factors.

A PCB is a printed circuit board that completes circuit functions by fixing and connecting components such as resistors, condensers, coils, transistors, integrated circuits, large scale integration circuits and switches onto its surface.

In addition, gases, chemicals, device components and other items are used as raw materials in the semiconductor manufacturing process.

A.	Updates on Major Raw Materials

	(Unit: in millions of Won and percentages)

Business	Type of purchase	Items	Specific use	For the six months ended June 30, 2026
				Purchase amount	Ratio
Semiconductor	Raw materials	Wafer	Fab	999,418	9%
		Substrate	Package	287,585	3%
		PCB	Module	156,983	1%
		Others	—	5,588,736	51%
		Subtotal		7,032,723	64%
	Supplies	Spare parts, supplementary materials		3,936,882	36%
	Total			10,969,605	100%

B.	Suppliers of Major Raw Materials and the Stability of the Raw Material Supply Market

The Company procures finished 300mm wafer products from major suppliers in the industry that possess production facilities in Japan, Korea, Germany, the United States and other countries.

Wafer prices are influenced by supply and demand trends in the global semiconductor industry. The Company plans to continue to strengthen its cost competitiveness through medium-to-long term cooperative relationships with major suppliers and also closely monitor market conditions while keeping in mind at all times external uncertainties including those arising from rapid increases in demand.

In the case of substrates, the Company procures finished substrate products from nine companies that possess production facilities in Korea, Japan and China. On a worldwide basis, there are more than approximately 50 substrate suppliers, and the nine companies with which the Company transacts are suppliers that satisfy the levels required by the Company in terms of quality and supply capacity.

Substrate prices are influenced by supply and demand trends in the global semiconductor industry. In particular, substrates are multi variety products to which individual designs are applied on a customized basis depending on the type, density and other specifications of the semiconductors produced by the Company. In line with the trend toward thinner, lighter, shorter and smaller packages, the difficulty of substrate fabrication is also on an increasing trend. The Company will strengthen the competitiveness of its supply chain and maintain a healthy cooperative relationship through continuous quality improvement and diversification activities with its substrate suppliers.

PCBs are procured from six companies located in Korea and the Greater China region, including China and Taiwan. The PCB suppliers with which the Company transacts are major suppliers within the industry and satisfy the various requirement levels of the Company as well as other industry players in terms of quality and capacity, among other factors.

PCB prices are not only influenced by the supply and demand of final semiconductor products but are also affected by the transaction prices of major raw materials due to the product characteristic of having a high proportion of raw material content. Recently, the price volatility level of raw materials for PCB has been elevated due to economic uncertainty, and there has been volatility in procurement costs in line with the trend toward high reliability, high speed and high capacity requirements for the latest new products. However, the Company is simultaneously enhancing its PCB cost competitiveness and improving quality and production stability through preemptive activities such as production site diversification, product design optimization, quality improvement and inventory adjustment. In addition, diversification of production regions to Southeast Asia is underway in order to respond to uncertain supply conditions.

4. Production Capacity and Investment Status

A.	Production Capacity

(1)	Production capacity and the basis for calculating production capacity

The Company operates on a four crew, three shift system. Including holidays and public holidays, the total number of operating days in the first half of 2026 was 181 days, and the Company’s average operating hours, calculated taking into account the operating personnel and utilization rates of each regional fab, were 22,709,183 hours per month.

Production capacity is calculated using the method of “maximum production volume on a production day in a given year multiplied by the cumulative number of days in a given period multiplied by average cost.” The production capacity for the first half of 2026 was Won 24,152,765 million.

(Unit: in millions of Won)

Business	For the six months ended June 30, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Semiconductor	24,152,765	41,216,512	35,232,737

(2)	Production output and utilization ratio

The Company’s production performance for the first half of 2026 was Won 24,152,765 million, and the average utilization rate of production facilities during the same period was maintained at 100%.

a.	Production output

(Unit: in millions of Won)

Business	For the six months ended June 30, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Semiconductor	24,152,765	41,216,512	35,232,737

b.	Utilization ratio

(Unit: hours and percentages)

Business	Available working hours	Actual working hours	Average utilization ratio
Semiconductor	136,255,098	136,255,098	100%

B.	Investment Status

				(Unit: in billions of Won)

Purpose of investment	Subject of investment	Investment effect	Investment period	Amount already invested	Investment effect
Supplementary investment, etc.	Machinery and others	Increase in production capacity, etc.	Six months ended June 30, 2026	17,595	Cumulative amount
Total				17,595	—

5. Revenues

A.	Matters Relating to Revenue

(1)	Revenue

(Unit: in millions of Won)

Business	Sales type	Item	For the six months ended June 30, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Semiconductor	Products and others	DRAM, NAND flash and others	131,895,033	97,146,675	66,192,960
Total			131,895,033	97,146,675	66,192,960

(2)	Sales Channels and Sales Methods

a.	Sales organization

In Korea, the Company maintains distributors under the supervision of its AI Infra division. Overseas sales subsidiaries are located in countries including the United States, China, Singapore, Taiwan, Japan and Europe, which also maintain cetrtain distributors under their supervision.

b.	Sales channels

The Company’s sales channels can be broadly divided into direct sales transactions and distributor transactions. Direct sales transactions refer to sales made directly by the Company to end users such as general enterprises, and distributor transactions refer to sales made by the Company to end users such as general enterprises through distributors.

c.	Sales methods and terms

Domestic sales are delivered on cash or promissory note payment terms based on the order status of domestic distributors and others, and exports are delivered through letter of credit or documents against acceptance and documents against payment transactions based on master letters of credit and local letters of credit.

d.	Sales strategy

The Company’s sales strategy is based on four principles: “optimization of the business portfolio,” “enhancement of the profitability structure,” “maintenance of customer relationships” and “regional positioning.”

The Company is pursuing optimization of its portfolio for business stability and diversifying its product mix to expand revenue. To enhance the profitability structure, the Company is expanding sales of high-value-added products and strengthening its market insight capabilities to pursue the development of future markets. To maintain customer relationships, the Company is strengthening customer value proposition activities and providing specialized products to enhance customer satisfaction. In addition, the Company is pursuing the expansion of strategic customer revenue by region through differentiated product strategies that take into account regional characteristics.

e.	Major customers

In the case of DRAM, the Company supplies products to leading global mobile- and computing-related electronics companies. Because the demand sources for NAND flash are diverse across IT consumer products, the Company has secured customers including global mobile device and IT product manufacturers as well as producers of high capacity storage devices such as SSDs and memory cards.

B.	Order Status

The Company determines supply volumes and prices on a monthly and quarterly basis by mutual agreement with major customers, and there is no order backlog based on long term supply contracts.

6. Derivative Transactions

A.	Currency and Interest Rate Swap Contracts

Currency and interest rate swap contracts under cash flow hedge accounting as of June 30, 2026 are as follows:

(Unit: in millions of Won and thousands of US$)

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
October 2, 2019	Floating rate foreign currency facility loan (Face amount: US$62,500 thousand)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	Korea Development Bank	October 2, 2019 – October 2, 2026

October 2, 2025	Floating rate foreign currency facility loan (Face amount: US$14,000 thousand)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	Shinhan Bank	October 2, 2025 – October 2, 2029

April 4, 2023	Floating rate facility loan (Face amount: Won 100,000 million)	Interest rate risk	Interest rate swap	Woori Bank	April 4, 2023 – April 4, 2028

March 7, 2024	Floating rate facility loan (Face amount: Won 186,000 million)	Interest rate risk	Interest rate swap	Shinhan Bank	March 7, 2024 – October 18, 2027

7. Major Contracts

Name of party	Item	Description	Remarks
Rambus Inc.	Contract type	Patent cross license agreement	—

	Contract period	July 1, 2013 to June 30, 2034	—

	Purpose and description	Through the patent cross license agreement, the Company secured usage rights to patents held by Rambus Inc. related to all semiconductor product technologies, thereby resolving the possibility of future disputes	—

	Other key matters	—	—

Intel Corporation	Contract type	Business acquisition and transfer	—

	Contract execution date	October 20, 2020	—

	Purpose and description	Acquisition of Intel Corporation’s NAND business	—

	Other key matters	Following the final payment of the contract amount over two phases, the business acquisition and transfer concluded on March 28, 2025	—

*	Includes major contracts during the past five years.

8. R&D Investments

Set forth below are the Company’s R&D expenditures on a consolidated basis.

		(Unit: in millions of Won except percentages)
Category		For the six months ended June 30, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024	Remarks
R&D costs	Raw material	60,340	114,739	104,687	—
	Labor	3,503,982	2,718,918	1,612,207	—
	Depreciation	317,145	503,697	531,223	—
	Commissioned service	335,612	533,136	426,303	—
	Others	1,825,792	2,862,038	2,280,027	—
	Total R&D costs	6,042,871	6,732,527	4,954,447	—
Accounting	R&D cost (Expenses)	5,816,284	6,465,637	4,536,723	—
	Development costs (Intangible assets)	226,587	266,890	417,724	—
R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)		4.6%	6.9%	7.5%	—
Sales amount		131,895,033	97,146,675	66,192,960

9. Other Information Relating to Investment Decisions

A.	Intellectual Property

As of June 30, 2026, the Company held a total of 22,236 intellectual property rights. While registered rights generally increase each year, these figures may fluctuate somewhat due to rights that have been abandoned through the expiration of their duration or through the evaluation of previously registered rights.

The Company’s intellectual property rights are managed by a dedicated organization composed of specialized personnel, and such specialized personnel are responsible for all related activities, including the filing and registration of intellectual property rights, post registration management and dispute response.

Patent rights and trademark rights are protected under the patent laws and trademark laws of each respective country. The duration of patent rights is 20 years from the filing date, and the duration of trademark rights is 10 years from the registration date. The duration of trademark rights may be extended through renewal registration procedures.

B.	Regulatory Matters Under Laws and Regulations of the Government or Local Governments

In the event that semiconductor technology designated as a national core technology pursuant to Article 11 of the Act on Prevention of Divulgence and Protection of Industrial Technology, or designated as a strategic technology pursuant to Article 12 of the Act on Special Measures for Strengthening the Competitiveness of, and Protecting National High-Tech Strategic Industries, is transferred overseas, the exporter is obligated to obtain approval from the Ministry of Trade, Industry and Resource or to file a report with the Ministry of Trade, Industry and Resource. Accordingly, when transferring semiconductor technology to overseas production plants and technology centers for the purpose of strengthening product development competitiveness, the Company complies with and implements the relevant laws and procedures.

C.	Environmental Protection Policies and Status

(1)	Safety, Health and Environment (“SHE”) Management System Certification

The Company has obtained and maintains the international certification standards ISO 45001 (Occupational Health and Safety Management System) and ISO 14001 (Environmental Management System) as well as the domestic certification standard KOSHA MS (Occupational Health and Safety Management System), and carries out activities to ensure objectivity and maximize the effectiveness of its SHE management activities. The Company’s SHE management organization has developed internal auditors to monitor SHE impact factors arising from corporate activities, and conducts proactive and systematic SHE management in accordance with domestic and international certification standards. The Company pursues continual improvement in the SHE management areas, and will continue its efforts to minimize environmental impact and establish healthy and safe workplaces.

(2)	Response to Climate Change Convention

The Company complies with and actively responds to climate change-related regulations in order to manage tangible and intangible risks and opportunities related to climate change. In addition, the Company has prepared strategies for managing costs and product quality that may arise from climate change, and is responding at the enterprise-wide level to create new value with respect to the environment by continually securing the trust of customers and the government.

a.	Efforts to Achieve Net Zero

The Company, under its Carbon Management Committee, is continually pursuing efforts to reduce direct and indirect greenhouse gas emissions (Scope 1 and 2) including reducing process gas emissions and enhancing energy efficiency. At the same time, the Company is improving the methodology for calculating value chain emissions (Scope 3) and strengthening the engagement of its business partners. Going forward, the Company plans to advance the detailed roadmap and implementation measures for achieving Net Zero by 2050 and transparently communicate its efforts and detailed action plans for responding to climate change to stakeholders.

b.	Renewable Energy 100 (“RE100”) Declaration

The Company seeks to actively contribute to achieving Net Zero and responding to global climate change through the expansion of eco-friendly energy use. Through its RE100 declaration to procure 100% of electricity used from renewable energy sources in 2020, the Company committed to 100% renewable energy use at its global worksites by 2050, and announced an interim target of 33% renewable energy use by 2030 as a milestone toward that commitment. Successful procurement of renewable energy requires an in-depth understanding of national policies, systems and procurement infrastructure in each country, and the establishment of customized strategies for each country based thereon is essential. To this end, the Company operates the Carbon Management Committee to closely review medium- to long-term RE100 implementation strategies and renewable energy procurement measures in connection with the 2050 Net Zero plan and government energy policies. In particular, in February 2024, the Company entered into its first direct solar power purchase agreement as part of its efforts to expand a stable foundation for renewable energy procurement. Going forward, the Company will continue to expand collaboration with various stakeholders within the renewable energy ecosystem and progressively diversify its RE100 implementation measures to continuously enhance its execution capability for the transition to renewable energy.

c.	Response to Greenhouse Gas Emissions Trading Scheme

The greenhouse gas emissions trading scheme is a system under which the government allocates greenhouse gas emission allowances to each company, and companies purchase or sell emission allowances based on the emission allowance prices formed by market principles in accordance with each company’s marginal abatement cost. The Company was designated as an entity subject to emission allowance allocation on September 12, 2014 pursuant to the Framework Act on Carbon Neutrality and Green Growth for Coping with Climate Crisis and the Act on the Allocation and Trading of Greenhouse Gas Emission Permits, and has participated in the greenhouse gas emissions trading scheme since 2015. The Company has developed and operates greenhouse gas reduction device (scrubber) measurement technology to induce emission reductions in order to achieve the allocated greenhouse gas emissions, and is pursuing enterprise-wide task force activities including emission allowance management and reduction as well as emission allowance trading. Pursuant to Article 27 of the Framework Act on Carbon Neutrality, the greenhouse gas emissions for 2025 based on the content of the statement reported to the government are 5,006,399 tCO2e.

d.	Greenhouse Gas Emissions and Energy Consumption

The Company’s greenhouse gas emissions and energy consumption information is as follows.

Category	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Greenhouse gas emissions (tCO2 eq)	5,006,399	4,860,000	4,784,221
Energy consumption (TJ)	98,070	96,050	94,552

*	The scope is based on domestic worksites, and represents the Company’s greenhouse gas emissions and energy consumption reported to the government.
**	Greenhouse gas emissions and energy consumption may be subject to change in accordance with the government’s emissions conformity assessment.

e.	Achievement of 10th Consecutive Year in the CDP Carbon Management Best Company Hall of Fame

The Company was included in the “Carbon Management Global Leaders Club,” the top performing group in carbon management selected by the Korea Committee of the Carbon Disclosure Project (“CDP”), for five consecutive years and subsequently became the first company in Korea to be inducted into the Hall of Fame. As of 2025, the Company maintains the longest running Hall of Fame status in Korea.

(3)	Efforts to Establish Eco Friendly Products and Worksites

a.	Operation of SHE CHEMs for Full Lifecycle Assessment of Chemical Substances

The Company has established self-regulated substances based on domestic and international laws and conventions and operates a SHE Chemical Hazard Evaluation Management System, a chemical substance intake management system, to continually conduct preliminary reviews and ongoing management of hazardous chemical substances. Documents such as material safety data sheet, chemical substance guarantees and level of concern are reviewed by experts in each SHE field, and only chemical substances that have completed reviews in all fields may be used within the Company. In addition, the Company has published “SK hynix RSC (Regulated Substances for Chemical Management),” which contains the Company’s chemical substance policies, for the purpose of mutually beneficial cooperation with business partners, and holds annual briefing sessions for chemical substance suppliers.

b.	Life Cycle Assessment / Water Footprint / Carbon Footprint / Zero Waste to Landfill (“ZWTL”) Certification / Circular Resource Recognition

The Company conducts life cycle assessments for its major DRAM and NAND flash memory products every year. In 2021, the Company obtained water footprint and carbon footprint certifications from the Ministry of Climate, Energy and Environment for its 10 nanometer class 6Gb LPDDR4 DRAM products and 3D V4 NAND 256Gb triple-level cell (“TLC”) products. In 2022, the Company completed overseas Carbon Trust carbon footprint certifications for its eSSD and client SSD (“cSSD”) products. In 2024, the Company also obtained carbon footprint and water footprint Environmental Product Declaration certifications for its 10 nanometer class 16Gb DDR5 DRAM products and 3D V7 NAND 512Gb TLC products. In 2025, the Company obtained overseas Carbon Trust low carbon product and carbon footprint certifications for a total of 15 DRAM, NAND flash and SSD products, and continues to expand its Environmental Product Declaration and carbon footprint certifications. In addition, the Company has proactively responded to the voluntary carbon market by obtaining carbon reduction performance credit certifications for its HBM products and eSSD products in accordance with the reduction certification standard procedures of the Carbon Reduction Certification Center established by the Korea Chamber of Commerce and Industry to support corporate carbon neutrality.

The Company’s domestic worksites obtained the ZWTL Gold grade (recycling rate of 95% or above) in 2021, and obtained the highest grade of Platinum (recycling rate of 100%) in 2022. The Company maintained the highest grade in 2025 and continues to make efforts toward the recycling of waste. The Company’s overseas worksite in Wuxi, China, obtained the highest grade of Platinum in 2023 and was recertified in 2025. The Chongqing worksite also maintained its Gold grade in 2024, demonstrating its leading waste management capabilities. In addition, in line with the paradigm shift in the government’s waste policy, the Company became the first large enterprise to apply the circular resource recognition system in 2019, and obtained circular resource certification by establishing a virtuous cycle system for converting discarded IC Trays into resources. From 2023 to 2025, a total of 24 items including Module Trays, Wafer Carriers and Targets were certified, and the Company is pursuing new circular resource recognition in 2026 for the purpose of converting waste into resources. The Company plans to continue expanding eco-friendly certifications and providing eco-friendly information to stakeholders going forward.

c.	Other Environmental Protection Policies

In May 2009, in order to ensure transparency and integrity in environmental management, the Company formed the Environmental Management Verification Committee composed of the Korea Federation for Environmental Movement, a leading domestic NGO, and environmental management experts, and conducted verification of the Company’s environmental management performance and published the Environmental Management Verification Committee report. Beginning in 2010, the Verification Committee was reorganized as an advisory committee, and the Environmental Management Advisory Committee has been convened to gather opinions on overall environmental management and environmental strategy and reflect them in the Company’s management activities. In addition, in 2015, the Company launched the Occupational Health Verification Committee composed of external experts, and identified 127 improvement tasks and carried out improvements through diagnostics in the areas of the work environment and welfare systems, among other health-related areas. Beginning in November 2017, under the supervision of the Occupational Health Verification Committee, the implementation level of the improvement tasks was evaluated, and the final verification results report was received in August 2018.

The Company launched its Occupational Health Advancement Sustainability Committee in June 2017 to achieve leading and sustainable advancement in occupational health. The committee is pursuing detailed tasks through subcommittees for health, environment and justice in accordance with its core principle of “pursuing the health of organizational members, a safe environment and a just society in a harmonious and sustainable manner.”

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of June 30, 2026, December 31, 2025 and December 31, 2024 and for the six months ended June 30, 2026 and for the years ended December 31, 2025 and 2024. The Company’s interim consolidated financial statements as of June 30, 2026 and December 31, 2025 and for the six months ended June 30, 2026 and 2025, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won)
	As of June 30, 2026	As of December 31, 2025	As of December 31, 2024
Assets
Current Assets	156,155,954	69,458,073	42,278,887
• Cash and Cash Equivalents	26,835,986	14,923,766	11,205,117
• Short-term Financial Instruments	22,397,559	14,679,719	2,382,010
• Short-term Investment Assets	38,724,378	5,338,768	569,236
• Trade Receivables, net	47,821,395	18,199,078	13,019,006
• Inventories, net	17,985,706	14,289,390	13,313,937
• Others	2,390,930	2,027,352	1,789,581
Non-Current Assets	192,706,260	106,649,586	77,576,322
• Investments in Associates and Joint Ventures	1,334,773	1,320,927	1,940,663
• Long-term Investment Assets	85,309,524	14,547,099	4,041,276
• Property, Plant and Equipment, net	88,889,146	77,502,704	60,157,474
• Intangible Assets, net	4,283,131	4,049,402	4,018,847
• Others	12,889,686	9,229,454	7,418,062
Total Assets	348,862,214	176,107,659	119,855,209
Liabilities
Current Liabilities	60,257,051	37,378,999	24,965,444
Non-Current Liabilities	25,911,935	18,061,909	20,974,061
Total Liabilities	86,168,986	55,440,908	45,939,505
Equity
Equity Attributable to Owners of the Parent Company	262,380,610	120,516,178	73,903,394
• Capital Stock	3,657,652	3,657,652	3,657,652
• Capital Surplus	11,876,156	8,953,714	4,487,123
• Accumulated Other Comprehensive Income	4,819,699	2,676,862	2,532,107
• Other Equity	(242,620)	(1,348,598)	(2,191,549)
• Retained Earnings	242,269,723	106,576,548	65,418,061
Non-controlling Interests	312,618	150,573	12,310
Total Equity	262,693,228	120,666,751	73,915,704

(Unit: in millions of Won except per share data and number of consolidated subsidiaries)
	For the six months ended June 30, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Revenue	131,895,033	97,146,675	66,192,960
Operating Profit	98,152,891	47,206,319	23,467,319
Profit for the Period	134,268,502	42,947,902	19,796,902
Profit for the Period Attributable to Owners of the Parent Company	134,150,412	42,919,287	19,788,681
Profit for the Period Attributable to Non-controlling Interests	118,090	28,615	8,221
Basic Earnings Per Share (Won)	189,546	62,044	28,732
Total Number of Consolidated Subsidiaries	57	53	56

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of June 30, 2026, December 31, 2025 and December 31, 2024 and for the six months ended June 30, 2026 and for the years ended December 31, 2025 and 2024. The Company’s interim separate financial statements as of June 30, 2026 and December 31, 2025 and for the six months ended June 30, 2026 and 2025, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of June 30, 2026	As of December 31, 2025	As of December 31, 2024
Assets
Current Assets	97,594,880	46,296,938	27,210,351
• Cash and Cash Equivalents	4,537,067	2,403,922	2,992,694
• Short-term Financial Instruments	22,350,600	14,072,500	1,902,500
• Short-term Investment Assets	8,249,648	1,555,767	203,239
• Trade Receivables, net	46,949,872	16,354,297	10,342,858
• Inventories, net	13,102,529	10,396,303	9,319,917
• Others	2,405,164	1,514,149	2,449,143
Non-Current Assets	234,821,893	122,606,991	85,202,229
• Investments in Subsidiaries, Associates and Joint Ventures	67,779,077	23,555,649	15,112,071
• Long-term Investment Assets	69,709,791	14,285,809	3,644,169
• Property, Plant and Equipment, net	77,867,829	67,394,741	48,316,766
• Intangible Assets, net	3,484,392	3,232,687	3,172,837
• Others	15,980,804	14,138,105	14,956,386
Total Assets	332,416,773	168,903,929	112,412,580
Liabilities
Current Liabilities	55,629,927	34,536,586	21,577,947
Non-Current Liabilities	24,713,666	17,048,781	19,607,546
Total Liabilities	80,343,593	51,585,367	41,185,493
Equity
Capital Stock	3,657,652	3,657,652	3,657,652
Capital Surplus	11,690,042	8,778,664	4,465,558
Other Equity	(242,620)	(1,348,598)	(2,191,549)
Accumulated Other Comprehensive Income	(302)	8,279	6,428
Retained Earnings	236,968,407	106,222,565	65,288,998
Total Equity	252,073,179	117,318,562	71,227,087

(Unit: in millions of Won except per share data)
	For the six months ended June 30, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Revenue	122,084,310	86,852,117	55,736,287
Operating Profit	91,903,526	44,007,409	21,331,452
Profit for the Period	129,203,034	42,688,817	17,640,396
Basic Earnings Per Share (Won)	182,556	61,711	25,613

2. Dividends and Others

A.	Dividend Policy

In November 2024, the Board of Directors approved a new shareholder return policy applicable from 2025 through 2027, which has been designed by the Company to pursue a balanced approach between strengthening financial soundness and enhancing shareholder returns, as set forth below.

The Company expects to pay a fixed dividend of Won 1,500 per share per annum (distributed in four equal quarterly installments).

The Company’s previous shareholder return policy had allocated 5% of annual free cash flow to shareholder returns. However, such funds will be prioritized for strengthening financial soundness under the current policy, but the Company expects to provide additional shareholder to the extent its financial soundness is maintained. In addition, the Company plans to consider making early partial shareholder returns if it experiences strong operating results that is expected to generate a meaningful level of free cash flow.

Applicable financial soundness criteria include conversion to a net cash inflow position and maintenance of an appropriate level of cash reserves.

B.	Matters related to Provision of Dividend Predictability

(1)	Enhancements to Dividend Procedures in the Articles of Incorporation

Classification	Annual dividends	Quarterly and interim dividends

Authority for deciding dividend amounts	General Meeting of Shareholders	Board of Directors

Whether it is possible to set the dividend record date after the dividend amount is determined	Yes	Yes

Plans for implementing enhancements to dividend procedures	Such enhancement was implemented by amending the Company’s Articles of Incorporation at the General Meeting of Shareholders held on March 27, 2024.	Such enhancement was implemented by amending the Company’s Articles of Incorporation at the General Meeting of Shareholders held on March 27, 2024.

(2) Status of dividend amount determination date and dividend record date

Classification	Fiscal month	Dividend status	Dividend amount determination date	Dividend record date	Provision of dividend predictability	Note
Annual dividend	December 2022	Declared	January 31, 2023	December 31, 2022	Not provided	—
Quarterly dividend	March 2023	Declared	April 19, 2023	March 31, 2023	Not provided	—
Quarterly dividend	June 2023	Declared	July 26, 2023	June 30, 2023	Not provided	—
Quarterly dividend	September 2023	Declared	October 25, 2023	September 30, 2023	Not provided	—
Annual dividend	December 2023	Declared	January 24, 2024	December 31, 2023	Not provided	—
Quarterly dividend	March 2024	Declared	April 24, 2024	March 31, 2024	Not provided	—
Quarterly dividend	June 2024	Declared	July 26, 2024	June 30, 2024	Not provided	—
Quarterly dividend	September 2024	Declared	October 29, 2024	September 30, 2024	Not provided	—
Annual dividend	December 2024	Declared	January 23, 2025	February 28, 2025	Provided	—
Quarterly dividend	March 2025	Declared	April 23, 2025	May 31, 2025	Provided	—
Quarterly dividend	June 2025	Declared	July 23, 2025	August 31, 2025	Provided	—
Quarterly dividend	September 2025	Declared	October 29, 2025	November 30, 2025	Provided	—
Annual dividend	December 2025	Declared	January 28, 2026	February 28, 2026	Provided	—
Quarterly dividend	March 2026	Declared	April 22, 2026	May 31, 2026	Provided	—

*

Subsequent to June 30, 2026, the Company resolved at the Board of Directors meeting held on August 7, 2026, to pay a dividend of Won 375 per common share for the second quarter of 2026 (total dividend amount: Won 273.3 billion).

C.	Dividends for the Past Three Fiscal Years

(Unit: in millions of Won, except per share data and percentages)
Classification		As of and for six months ended June 30, 2026	As of and for the year ended December 31, 2025	As of and for the year ended December 31, 2024
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Profit for the period		134,150,412	42,919,287	19,788,681
(Separate) Profit for the period		129,203,034	42,688,817	17,640,396
Profit per share (Won)		189,546	62,044	28,732
Total cash dividend		539,977	2,104,944	1,520,091
Total stock dividends		—	—	—
(Consolidated) Cash dividend payout ratio (%)		0.4	4.9	7.7
Cash dividend yield ratio (%)	Common shares	0.03	0.4	1.0
	Preferred shares	—	—	—
Stock dividend yield ratio (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	750	3,000	2,204
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

*

The amounts above are based on the consolidated financial statements. Consolidated profit for the period and the consolidated cash dividend payout ratio were calculated based on profit attributable to owners of the parent company.

**	The quarterly dividends were Won 266,652 million (Won 375 per share) for the first quarter of 2026 and Won 273,325 million (Won 375 per share) for the second quarter of 2026.
***

The dividend record date for the second quarter of 2026 was set as August 31, 2026 through a Board of Directors meeting in August 2026, and the total cash dividend amount was calculated based on the number of shares eligible for dividends as of the date of the Board of Directors resolution (determination date). The actual total dividend amount to be paid may change based on the number of outstanding shares as of the dividend record date.

D. Past Distributions of Dividends

Number of consecutive dividends		Average dividend yield (%)
Quarterly (or interim) dividends	Annual dividends	Past three years	Past five years
14	12	0.8	1.0

*	Dividend yield: 0.4% for 2025, 1.0% for 2024, 0.9% for 2023, 1.5% for 2022 and 1.2% for 2021.
**

The average dividend yield was calculated using the simple arithmetic average method. The most recent three-year period covers 2023 through 2025, and the most recent five-year period covers 2021 through 2025.

***	The number of consecutive dividends includes quarterly dividends for the current period and annual dividends for the most recent fiscal year.
****	The Company has paid consecutive annual dividends since 2014, and quarterly dividends commenced from the first quarter of 2022.

3. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

(As of June 30, 2026)				(Unit: in millions of Won)
Category	Bond series	Payment date	Planned use of proceeds		Actual use of proceeds		Reasons for difference
			Use	Amount	Use	Amount
Corporate bond	Series 225-1	April 8, 2024	Repayment of debt	350,000	Repayment of debt	350,000	—
Corporate bond	Series 225-2	April 8, 2024	Repayment of debt	300,000	Repayment of debt	300,000	—
Corporate bond	Series 225-3	April 8, 2024	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond	Series 226-1	January 20, 2025	Repayment of debt	440,000	Repayment of debt	440,000	—
Corporate bond	Series 226-2	January 20, 2025	Repayment of debt	190,000	Repayment of debt	190,000	—
Corporate bond	Series 226-3	January 20, 2025	Repayment of debt	70,000	Repayment of debt	70,000	—

*	Does not include overseas bonds for which a domestic securities registration statement has not been filed.

4. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Key Terms of Debt Securities

The following are key terms and conditions of bonds issued by the Company as of June 30, 2026. The compliance status is as of June 30, 2026.

(Unit: in millions of Won)

Name	Issue date	Maturity date	Principal amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal agent
Unsecured Won-denominated public bond – Series 220-4	May 9, 2019	May 9, 2029	250,000	April 25, 2019	DB Financial Investment Co., Ltd., CM Finance Team 2 (+82-2-369-3384)

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 500%
	Compliance Status	Compliant

Restriction on Liens	Key Term	Not to exceed 500% of equity
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Prohibition on disposal of assets equal to or exceeding 100% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Prohibition on occurrence of events constituting a change in ownership structure
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 15, 2026

(Unit: in millions of Won)

Name	Issue date	Maturity date	Principal amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal agent
Unsecured Won-denominated public bond – Series 221-3	February 14, 2020	February 14, 2027	130,000	February 4, 2020	Korea Securities Finance Corporation, Trust Division, Corporate Bond Administration Team (+82-2-3770-8556)
Unsecured Won-denominated public bond – Series 221-4	February 14, 2020	February 14, 2030	230,000	February 4, 2020	Korea Securities Finance Corporation, Trust Division, Corporate Bond Administration Team (+82-2-3770-8556)

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 500%
	Compliance Status	Compliant

Restriction on Liens	Key Term	Not to exceed 500% of equity
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Prohibition on disposal of assets equal to or exceeding 100% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Prohibition on occurrence of events constituting a change in ownership structure
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 15, 2026

(Unit: in millions of Won)

Name	Issue date	Maturity date	Principal amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal agent
Unsecured Won-denominated public bond – Series 223-3	April 13, 2021	April 13, 2028	80,000	April 1, 2021	Korea Securities Finance Corporation, Trust Division, Corporate Bond Administration Team (+82-2-3770-8556)
Unsecured Won-denominated public bond – Series 223-4	April 13, 2021	April 13, 2031	190,000	April 1, 2021	Korea Securities Finance Corporation, Trust Division, Corporate Bond Administration Team (+82-2-3770-8556)

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 500%

	Compliance Status	Compliant

Restriction on Liens	Key Term	Not to exceed 500% of equity

	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Prohibition on disposal of assets equal to or exceeding 100% of total assets

	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Prohibition on occurrence of events constituting a change in ownership structure

	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 15, 2026

(Unit: in millions of Won)

Name	Issue date	Maturity date	Principal amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal agent
Unsecured Won-denominated public bond – Series 224-2	February 14, 2023	February 14, 2028	780,000	February 2, 2023	Korea Securities Finance Corporation, Trust Division, Corporate Bond Administration Team (+82-2-3770-8556)
Unsecured Won-denominated public bond – Series 224-3	February 14, 2023	February 14, 2030	100,000	February 2, 2023	Korea Securities Finance Corporation, Trust Division, Corporate Bond Administration Team (+82-2-3770-8556)
Unsecured Won-denominated public bond – Series 224-4	February 14, 2023	February 14, 2033	80,000	February 2, 2023	Korea Securities Finance Corporation, Trust Division, Corporate Bond Administration Team (+82-2-3770-8556)

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 500%

	Compliance Status	Compliant

Restriction on Liens	Key Term	Not to exceed 500% of equity

	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Prohibition on disposal of assets equal to or exceeding 100% of total assets

	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Prohibition on occurrence of events constituting a change in ownership structure

	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 15, 2026

(Unit: in millions of Won)

Name	Issue date	Maturity date	Principal amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal agent
Unsecured Won-denominated public bond – Series 225-1	April 8, 2024	April 8, 2027	350,000	March 27, 2024	Korea Securities Finance Corporation, Trust Division, Corporate Bond Administration Team (+82-2-3770-8556)
Unsecured Won-denominated public bond – Series 225-2	April 8, 2024	April 8, 2029	300,000	March 27, 2024	Korea Securities Finance Corporation, Trust Division, Corporate Bond Administration Team (+82-2-3770-8556)
Unsecured Won-denominated public bond – Series 225-3	April 8, 2024	April 8, 2031	100,000	March 27, 2024	Korea Securities Finance Corporation, Trust Division, Corporate Bond Administration Team (+82-2-3770-8556)

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 500%

	Compliance Status	Compliant

Restriction on Liens	Key Term	Not to exceed 500% of equity

	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Prohibition on disposal of assets equal to or exceeding 100% of total assets

	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Prohibition on occurrence of events constituting a change in ownership structure

	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 15, 2026

(Unit: in millions of Won)

Name	Issue date	Maturity date	Principal amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal agent
Unsecured Won-denominated public bond – Series 226-1	January 20, 2025	January 20, 2028	440,000	January 8, 2025	Korea Securities Finance Corporation, Trust Division, Corporate Bond Administration Team (+82-2-3770-8556)
Unsecured Won-denominated public bond – Series 226-2	January 20, 2025	January 20, 2030	190,000	January 8, 2025	Korea Securities Finance Corporation, Trust Division, Corporate Bond Administration Team (+82-2-3770-8556)
Unsecured Won-denominated public bond – Series 226-3	January 20, 2025	January 20, 2032	70,000	January 8, 2025	Korea Securities Finance Corporation, Trust Division, Corporate Bond Administration Team (+82-2-3770-8556)

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 500%

	Compliance Status	Compliant

Restriction on Liens	Key Term	Not to exceed 500% of equity

	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Prohibition on disposal of assets equal to or exceeding 100% of total assets

	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Prohibition on occurrence of events constituting a change in ownership structure

	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 15, 2026

C.	Financial Information by Region (Based on Location of Entity)

(Unit: in millions of Won, except per share data and percentages)

Classification	As of and for six months ended June 30, 2026	As of and for the year ended December 31, 2025	As of and for the year ended December 31, 2024
Home country (Republic of Korea)
1. Revenue
Sales to external customers	660,608	1,932,342	1,904,112
Inter-regional internal sales	122,779,541	87,467,888	56,139,057
Sub-total	123,440,149	89,400,230	58,043,169
2. Operating profit	91,952,251	43,995,989	21,266,459
3. Assets	334,277,531	171,090,841	114,681,407
China
1. Revenue
Sales to external customers	32,478,276	19,136,237	15,533,563
Inter-regional internal sales	3,702,399	6,931,348	6,856,495
Sub-total	36,180,675	26,067,585	22,390,058
2. Operating profit	1,061,222	1,195,214	611,057
3. Assets	41,997,006	29,579,025	28,928,590
Asia
1. Revenue
Sales to external customers	11,387,228	7,215,598	5,381,439
Inter-regional internal sales	83,437	77,509	55,631
Sub-total	11,470,665	7,293,107	5,437,070
2. Operating profit	46,434	24,608	26,045
3. Assets	6,654,444	2,712,176	2,021,116
United States
1. Revenue
Sales to external customers	84,564,776	66,885,115	41,961,072
Inter-regional internal sales	3,314,761	1,276,896	656,480
Sub-total	87,879,537	68,162,011	42,617,552
2. Operating profit	7,099,090	1,942,228	1,737,254
3. Assets	36,444,162	12,336,085	9,635,749
Europe
1. Revenue
Sales to external customers	2,804,146	1,977,383	1,412,774
Inter-regional internal sales	43,992	72,272	59,911
Sub-total	2,848,138	2,049,655	1,472,685
2. Operating profit	9,856	15,804	8,534
3. Assets	1,413,536	675,264	370,531
Total
1. Revenue
Sales to external customers	131,895,033	97,146,675	66,192,960
Inter-regional internal sales	129,924,130	95,825,913	63,767,574
Sub-total	261,819,163	192,972,588	129,960,534
2. Operating profit
Consolidation adjustments	(2,015,961)	32,476	(182,030)
Sub-total	98,152,891	47,206,319	23,467,319
3. Assets
Consolidation adjustments	(71,924,466)	(40,285,732)	(35,782,184)
Sub-total	348,862,213	176,107,659	119,855,209

D.	Loss Allowance

(1)	Loss allowance of trade and other receivables

	(Unit: in millions of Won, except percentages)

	For the six months ended June 30, 2026
	Gross amount	Loss allowance	Percentage
Accounts receivable – trade	47,823,937	2,542	0.01%
Loans	195,170	18	0.01%
Accounts receivable – other	180,013	76	0.04%
Accrued income	288,690	—	—
Guarantee deposits	182,312	—	—
Deposits bearing interest	1,267	986	77.82%
Total	48,671,389	3,622	0.01%

	(Unit: in millions of Won, except percentages)

	For the year ended December 31, 2025
	Gross amount	Loss allowance	Percentage
Accounts receivable – trade	18,201,786	2,707	0.01%
Loans	306,872	18	0.01%
Accounts receivable – other	163,611	76	0.05%
Accrued income	156,266	—	—
Guarantee deposits	179,462	—	—
Deposits bearing interest	1,180	918	77.80%
Total	19,009,177	3,719	0.02%

	(Unit: in millions of Won, except percentages)

	For the year ended December 31, 2024
	Gross amount	Loss allowance	Percentage
Accounts receivable – trade	13,020,351	1,345	0.01%
Loans	206,958	8	0.00%
Accounts receivable – other	310,600	94	0.03%
Accrued income	27,519	—	—
Guarantee deposits	192,104	—	—
Deposits bearing interest	1,201	933	77.69%
Total	13,758,733	2,380	0.02%

(2)	Movements in loss allowance of trade and other receivables

	(Unit: in millions of Won)

	For the six months ended June 30, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Beginning balance	3,719	2,380	10,669
Net write-offs ((a) – (b) ± (c))	—	(2,821)	(7,109)
(a) Write-offs (amount of written—off receivables)	—	(2,821)	(7,109)
(b) Recovery of written-off receivables	—	—	—
(c) Other	—	—	—
Increase/reversal of loss allowance	(97)	4,160	(1,180)
Ending balance	3,622	3,719	2,380

(3)	Policies for loss allowance

•	Individually determined by counterparty based on actual assessed collectability

Classification		Basis for determination
Trade receivables	Normal receivables	Determined based on historical experience rates.
Long-term receivables

Individually assessed after reviewing actual collectability by customer.

- If collateral exists: where collectability is uncertain, 100% provision is made for the unsecured portion.

- If no collateral exists: where collectability is uncertain, 100% provision is made.

*	Excludes allowance provisioning for trade receivables of consolidated subsidiaries.

(4)	Aging of accounts receivable

	(Unit: in millions of Won, except percentages)

	As of June 30, 2026
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Amount	47,823,937	—	—	—	47,823,937
Percentage	100%	—	—	—	100%

E.	Inventories

(1)	Detailed categories of inventories

	(Unit: in millions of Won, except percentages and turnover ratios)

Account category	For the six months ended June 30, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Merchandise	6,728	5,303	6,775
Finished goods	3,065,710	2,406,965	2,514,283
Work-in-process	11,078,802	9,207,437	8,622,764
Raw materials	2,410,930	1,489,312	1,461,026
Supplies	1,185,068	902,612	586,299
Goods in transit	238,468	277,760	122,789
Total	17,985,706	14,289,390	13,313,937
Percentage of inventories to total assets [Inventories / Total assets]	5.2%	8.1%	11.1%
Inventory turnover [Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2}]	3.1	2.8	2.6

(2)	Reporting of inventories

Details of physical due diligence	Date of physical due diligence	Attending auditor
Finished goods	January 1, 2026	KPMG Samjong
Fab work-in-process, B/E work-in-process, module work-in-process, outsourced vendors
Raw and ancillary materials
Finished goods	January 1, 2025	KPMG Samjong
Fab work-in-process, B/E work-in-process, module work-in-process, outsourced vendors
Raw and ancillary materials
Finished goods	January 1, 2024	KPMG Samjong
Fab work-in-process, B/E work-in-process, module work-in-process, outsourced vendors
Raw and ancillary materials

(3)	Details of long-term stagnant inventory

If the market value of inventories has declined below the acquisition cost, the lower of cost or market method is applied to determine the carrying amount of inventories on the statement of financial position. The valuation details of inventories as of June 30, 2026 are as follows.

		(Unit: in millions of Won)

Account category	Acquisition cost	Carrying amount	Valuation allowance	Balance
Merchandise	9,432	9,432	(2,704)	6,728
Finished goods	3,203,472	2,203,472	(137,762)	3,065,710
Work-in-process	11,125,075	11,125,075	(46,273)	11,078,802
Raw materials	2,435,016	2,435,016	(24,085)	2,410,930
Supplies	1,387,689	1,387,689	(202,621)	1,185,068
Goods in transit	238,468	238,468	—	238,468
Total	18,399,151	18,399,151	(413,445)	17,985,706

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in semi-annual reports in accordance with applicable Korean disclosure rules.

V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Classification	Independent auditor	Opinion	Emphasis of matter	Critical audit matters
Six months ended June 30, 2026	Review report (Separate)	KPMG Samjong	Unqualified	—	—

	Review report (Consolidated)	KPMG Samjong	Unqualified	—	—

Year ended December 31, 2025	Audit report (Separate)	KPMG Samjong	Unqualified	—	(Separate financial statements) Review of the appropriateness of the commencement timing of depreciation for machinery and equipment

	Audit report (Consolidated)	KPMG Samjong	Unqualified	—	(Consolidated financial statements) Review of the appropriateness of the commencement timing of depreciation for machinery and equipment

Year ended December 31, 2024	Audit report (Separate)	KPMG Samjong	Unqualified	—	(Separate financial statements) Fair value assessment of financial assets related to the investment in KIOXIA Holdings Corporation included in long-term investment assets

	Audit report (Consolidated)	KPMG Samjong	Unqualified	—	(Consolidated financial statements) Fair value assessment of financial assets related to the investment in KIOXIA Holdings Corporation included in long-term investment assets

B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)

Period	Auditors	Contents	Audit contract		Actual performance
			Fee	Total number of hours	Fee	Total number of hours
Six months ended June 30, 2026	KPMG Samjong	Quarterly and semi-annual review	3,200	30,000	1,091	10,226
		Separate financial statements audit
		Consolidated financial statements audit
		Internal accounting system audit
Year ended December 31, 2025	KPMG Samjong	Quarterly and semi-annual review	3,100	29,600	3,100	28,888
		Separate financial statements audit
		Consolidated financial statements audit
		Internal accounting system audit
Year ended December 31, 2024	KPMG Samjong	Quarterly and semi-annual review	2,950	28,500	2,950	27,663
		Separate financial statements audit
		Consolidated financial statements audit
		Internal accounting system audit

C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)

Period	Contract date	Service provided	Service duration	Fee	Remarks
Six months ended June 30, 2026	April 7, 2026	Net Zero advisory service	Apr. 7, 2026 – Jul. 31, 2026	200	KPMG Samjong
	March 9, 2026	Market research on raw material prices	Mar. 9, 2026 – Apr. 30, 2026	210	KPMG Samjong
	February 23, 2026	Advisory service related to ESG disclosures	Feb. 23, 2026 – Dec. 18, 2026	500	KPMG Samjong
Year ended December 31, 2025	November 10, 2025	Consulting for Global Compliance adherence	Nov. 10, 2025 – Dec. 31, 2025	99	KPMG Samjong
	July 31, 2025	Service related to bond issuance	Jul. 31, 2025 – Sep. 30, 2025	200	KPMG Samjong
	July 7, 2025	Consulting for Global Compliance adherence	Jul. 7, 2025 – Nov. 7, 2025	180	KPMG Samjong
	May 15, 2025	Tax advisory service	May 15, 2025 – Jul. 31, 2025	200	KPMG Samjong
	April 23, 2025	Tax advisory service related to international transactions	Apr. 23, 2025 – Dec. 31, 2030	180	KPMG Samjong
	April 2, 2025	Consulting for Global Compliance adherence	Apr. 2, 2025 – Jun. 30, 2025	240	KPMG Samjong
	March 24, 2025	Advisory service related to ESG disclosures	Mar. 24, 2025 – Oct. 31, 2025	600	KPMG Samjong
Year ended December 31, 2024	November 28, 2024	Market research on raw material prices	Nov. 28, 2024 – Dec. 31, 2024	130	KPMG Samjong
	September 20, 2024	Advisory serviced related to ESG disclosures	Sep. 20, 2024 – Dec. 20, 2024	500	KPMG Samjong
	July 24, 2024	Tax advisory service related to international transactions	Jul. 24, 2024 – Dec. 31, 2029	180	KPMG Samjong
	June 10, 2024	Advisory service related to international standard certification support	Jun. 10, 2024 – Jul. 9, 2024	30	KPMG Samjong
	May 1, 2024	Tax documentation support	May 1, 2024 – Dec. 31, 2024	264	KPMG Samjong
	January 2, 2024	Service related to bond issuance	Jan. 2, 2024 – Jan. 31, 2024	200	KPMG Samjong

D.	Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key matters discussed
February 23, 2026	Company’s Audit Committee: 3 Auditor: 3	In-person	1. Key matters in the annual financial statement audit 2. Results of the financial statement audit 3. Results of the audit of the internal accounting system 4. Other matters

May 7, 2026	Company’s Audit Committee: 4 Auditor: 3	Video conference	1. Key matters from the first quarter review 2. Annual audit schedule and plan 3. Preliminary group audit scoping 4. Other matters

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

A.	Overview of the Composition of the Board of Directors

The Board of Directors is composed of ten members: two executive directors, two non-executive directors and six independent directors. The Board of Directors operates the following four committees: Independent Director Candidate Nomination Committee, Audit Committee, Sustainable Management Committee and Human Resources and Compensation Committee.

Total number of directors	Executive directors	Independent directors	Non-executive director
10	Nohjung Kwak, Seon Yong Cha	Deog Kyoon Jeong, Zeong Won Kim, Donghoon Yang, Hyun Chul Sohn, Seung Beom Koh, Gahng Gook Choi	Yong Ho Jang, Jung Kyu Kim

B.	Committees within Board of Directors

(1)	Committee structure

a.	Audit Committee (as of June 30, 2026)

Total number of persons	Names of member directors	Task
4	Donghoon Yang (chairperson), Seung Beom Koh, Zeong Won Kim and Gahng Gook Choi	Review of the Company’s business affairs and accounts and monitoring of the various matters carried out by the Board of Directors

b.	Independent Director Candidate Nomination Committee (as of June 30, 2026)

Total number of persons	Names of member directors	Task
3	Deog Kyoon Jeong (chairperson), Donghoon Yang and Seung Beom Koh	Review and recommendation of candidates for independent directors for election at the General Meeting of Shareholders

c.	Sustainable Management Committee (as of June 30, 2026)

Total number of persons	Names of member directors	Task
5	Zeong Won Kim (chairperson), Hyun Chul Sohn, Gahng Gook Choi, Seon Yong Cha and Jung Kyu Kim

1. Deliberation on the Company’s compliance management system and activities including antitrust, anti-corruption and subcontracting matters.

2. Deliberation on matters related to the Company’s creation of social value.

3. Deliberation and resolution on the following matters related to the Company’s sustainability or SHE (Safety, Health, Environment):

(1) Sustainability materiality assessment procedures, criteria and results

(2) Medium- to long-term sustainability related goals

(3) Formulation and implementation review of strategies related to goals determined pursuant to (2) above

(4) Semi-annual performance and future plans with respect to the occupational safety and health plan resolved by the Board of Directors

(5) SHE-related matters deemed likely to have an impact on business conditions

4. Other matters that the committee has determined require deliberation in relation to compliance management or sustainability and has referred to the committee for consideration.

d. Human Resources and Compensation Committee (as of June 30, 2026)

Total number of persons	Names of member directors	Task
4	Deog Kyoon Jeong (chairperson), Zeong Won Kim, Hyun Chul Sohn and Yong Ho Jang

1. Limit on director compensation to be submitted for approval at the Annual General Meeting of Shareholders.

2. Grant of stock options to management, including registered and unregistered officers.

3. Specific compensation for executive directors.

4. Evaluation and compensation of the representative director.

5. Screening of executive director candidates.

6. Other matters not specified in the foregoing items that the representative director deems significant and refers to the Committee.

2. Shareholders’ Exercise of Voting Rights

A.	Voting System

The Company’s Articles of Incorporation provides that each shareholder is entitled to one vote per share.

The Company adopted the electronic voting system by resolution of the Board of Directors on January 23, 2019, and introduced the electronic voting system beginning with the 71st Annual General Meeting of Shareholders held in 2019. In addition, at the 78th Annual General Meeting of Shareholders held in 2026, the provision excluding the cumulative voting system was removed. The Company has not adopted the written voting system.

(As of June 30, 2026)

Classification of Voting System	Cumulative voting system	Written voting system	Electronic voting system
Adoption status	Selected	Not adopted	Adopted
Implementation status	Not implemented	Not implemented	Continuously implemented since the 71st Annual General Meeting of Shareholders

VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of June 30, 2026)				(Unit: in shares and percentages)

Name	Relationship	Type of share	Number of shares owned and ownership ratio				Note
			Beginning of period		End of period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK square Co., Ltd.	Largest shareholder	Common share	146,100,000	20.07	146,100,000	20.50	—
Nohjung Kwak	Related person	Common share	5,770	0.00	14,312	0.00	Stock grant
Seon Yong Cha	Related person	Common share	0	0.00	6,834	0.00	Newly appointed
Seung Beom Koh	Related person	Common share	0	0.00	65	0.00	Stock grant
Deog Kyoon Jeong	Related person	Common share	988	0.00	1,028	0.00	Stock grant
Zeong Won Kim	Related person	Common share	988	0.00	1,028	0.00	Stock grant
Donghoon Yang	Related person	Common share	572	0.00	612	0.00	Stock grant
Hyun Chul Sohn	Related person	Common share	572	0.00	612	0.00	Stock grant
Gahng Gook Choi	Related person	Common share	0	0.00	40	0.00	Stock grant
Hyun Ahn	Related person	Common share	4,407	0.00	0	0.00	Resignation
Ae-Ra Han	Related person	Common share	1,806	0.00	0	0.00	Expiration of term
Total		Common share	146,115,103	20.07	146,124,531	20.50	—

*	Beginning balance is as of January 1, 2026, and ending balance is as of June 30, 2026.
**	As a result of the disposal of 15,300,000 treasury shares on February 9, 2026, the ownership percentage has changed.

B.	Overview of the Largest Shareholder

As of June 30, 2026, the Company’s largest shareholder was SK square Co., Ltd., which owned 146,100,000 shares (shareholding ratio of 20.50%). Including specially related persons, the total number of shares held amounted to 146,124,531 shares (shareholding ratio of 20.50%).

C.	Overview of the Largest Shareholder of the Largest Shareholder

As of June 30, 2025, the Company’s largest shareholder of the largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was listed on the KRX Market of teh Korea Exchange on November 11, 2009. SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is https://www.sk-inc.com/. 13 of SK Inc.’s consolidated subsidiaries are publicly listed in Korea.

D.	Changes in Shareholdings of the Largest Shareholder and Related Persons

Changes in shareholdings of the largest shareholder are as follows:

(As of June 30, 2026)					(Unit: in shares and percentages)

Largest shareholder	Date of the change	Shares held*	Holding ratio		Change details
SK square Co., Ltd.	February 25, 2022	146,131,909	20.07		Grant of treasury shares (executive directors Jung-Ho Park and Seok-Hee Lee)
	March 30, 2022	146,121,434	20.07		Exclusion of related parties (executive directors Seok-Hee Lee and Jong Hun Oh) Addition of related parties (executive directors Nohjung Kwak and Jong-won Noh)
	May 2, 2022	146,124,674	20.07		Grant of treasury shares (six outside directors)

	May 3, 2022	146,125,674	20.07		Open-market purchase (executive director Nohjung Kwak)

	February 24, 2023	146,132,237	20.07		Grant of treasury shares (executive directors Jung-Ho Park, Nohjung Kwak and Jong-won Noh)

	March 28, 2023	146,130,570	20.07		Exclusion of related party (executive director Jong-won Noh)

	March 29, 2023	146,129,920	20.07		Exclusion of related party (outside director Chang-Hwan Shin)

	August 4, 2023	146,133,332	20.07		Grant of treasury shares (seven outside directors)

	March 22, 2024	146,132,006	20.07		Exclusion of related party (outside director Tae-Hwa Yoon)

	March 27, 2024	146,110,333	20.07		Exclusion of related parties (executive director Jung-Ho Park and outside directors Ho-Keun Song and Hyun-Jae Cho) Addition of related party (executive director Hyun Ahn)

	April 26, 2024	146,113,064	20.07		Grant of treasury shares (executive director Nohjung Kwak and six outside directors)

	February 3, 2025	146,115,588	20.07		Grant of treasury shares (executive directors Nohjung Kwak and Hyun Ahn)

	March 27, 2025	146,113,535	20.07		Exclusion of related parties (outside director director Yung-Ku Ha)

	April 25, 2025	146,115,103	20.07		Grant of treasury shares (five outside directors)

	January 29, 2026	146,115,505	20.07		Grant of treasury shares (executive directors Nohjung Kwak and Hyun Ahn)

	March 26, 2026	146,113,730	20.50	**	Exclusion of related parties (executive director Hyun Ahn and outside director Ae-Ra Han) Addition of related party (executive director Seon Yong Cha)

	April 7, 2026	146,118,388	20.50		Exercise of stock options (executive directors Nohjung Kwak and Seon Yong Cha)

	May 6, 2026	146,124,531***	20.50		Grant of treasury shares (executive director Nohjung Kwak and six independent directors)

*	Based on changes in the largest shareholder during the past five years.
**	As a result of the retirement of 15,300,000 treasury shares on February 9, 2026, the ownership percentage has correspondingly changed in subsequent periods.
***

The number of shares of SK square Co., Ltd. shown above represents the aggregate of 146,100,000 shares, which were originally held by SK Telecom Co., Ltd. and transferred in full to SK square Co., Ltd., a newly established company formed through the horizontal spin-off of SK Telecom Co., Ltd. effective November 2, 2021, and 24,531 shares held by related persons.

2. Distribution of Shares

A.	Shareholders with Ownership of 5% or Greater

(As of June 30, 2026)	(Unit: in shares and percentages)

Name (title)	Common share
	Number of shares	Ownership ratio
SK square Co., Ltd.*	146,124,531	20.50%
National Pension Service**	57,439,774	8.06%
BlackRock Fund Advisors***	36,407,157	5.11%
Shareholdings under the Employee Stock Ownership Program	1,091,775	0.15%

*

The number of shares of SK square Co., Ltd. shown above represents the aggregate of 146,100,000 shares, which were originally held by SK Telecom Co., Ltd. and succeeded in full by SK square Co., Ltd., a newly established company formed through the horizontal spin-off of SK Telecom Co., Ltd. effective November 2, 2021, and 24,531 shares held by related persons.

**	The number of shares and ownership ratio of National Pension Service are as of December 31, 2025.
***

The number of shares and ownership ratio of BlackRock Fund Advisors are as of February 10, 2026. The number of shares and ownership ratio of BlackRock Fund Advisors are based on the shareholding status as set forth in the most recent Report on Significant Holdings of Stocks, etc. filed by BlackRock Fund Advisors, and may differ from the current shareholding status.

B.	Minority Shareholders

(As of June 30, 2026)				(Unit: in shares and percentages)

Classification	Shareholders			Ownership
	Number of minority shareholders	Total number of shareholders	Ratio (%)	Number of shares owned by minority shareholders	Total number of shares issued	Ratio (%)
Minority shareholders *	3,461,526	3,461,533	99.99	484,497,952	712,702,365	67.98

*	Shareholders who hold less than 1% of total voting shares issued.

3. Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

(Unit: in Won and shares)

Types		January 2026	February 2026	March 2026	April 2026	May 2026	June 2026
Common stock	Highest	909,000	1,099,000	1,056,000	1,300,000	2,333,000	2,919,000
	Lowest	677,000	830,000	807,000	830,000	1,447,000	1,911,000
	Average	761,476	922,706	937,667	1,102,364	1,888,667	2,432,286
Daily transaction volume	Highest	7,875,195	7,634,191	9,253,420	6,709,356	9,160,593	8,050,335
	Lowest	2,762,369	3,125,590	3,326,240	2,769,753	3,135,190	3,644,469
Monthly transaction volume		97,117,009	77,055,002	322,016,908	87,540,280	111,814,486	120,577,004

B. Foreign Securities Market (Luxembourg Stock Exchange)

(Unit : in US$ and number of depositary receipts)

Types		January 2026	February 2026	March 2026	April 2026	May 2026	June 2026
Depositary receipt	Highest	630	790	706	896	1,590	1,940
	Lowest	469	570	548	574	986	1,295
Daily transaction volume	Highest	945	3,121	5,684	2,231	3,244	6,913
	Lowest	3	159	208	318	314	337
Monthly transaction volume		93.4	839.0	1,039.8	865.2	1,687.8	1,899.3

VIII.	EMPLOYEES AND DIRECTORS

1. Officers and Employees

A.	Employees

(As of June 30, 2026)							(Unit: in persons and millions of Won)

Business segment	Gender	Number of employees					Average length of service (years)	Aggregate wage for the reporting period	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
Semiconductors	Male	24,178	—	60	—	24,238	12.1	3,693,527	157
Semiconductors	Female	11,864	—	48	—	11,912	15.7	1,382,994	118
Total		36,042	—	108	—	36,150	13.3	5,076,521	144

*	The number of employees include those employed by the parent company, and excludes the chairman and directors.
**

As of June 30, 2026, the Company also had 17,472 “Non-affiliated workers,” of which 12,105 were male and 5,367 were female. The number of such employees is counted once per year in accordance with applicable disclosure requirements.

B.	Compensation of Unregistered Officers

(As of June 30, 2026)	(Unit: in persons and millions of Won)
Number of unregistered officers	Aggregate wage for the first six months of 2026	Average wage per person
273	372,239	1,364

2. Compensation of Directors

A.	Amount Approved at the General Meeting of Shareholders

		(Unit: in persons and millions of Won)

Fiscal year	Classification	Number of directors	Aggregate Amount Approved	Remarks
Six months ended June 30, 2026	Directors	10	15,000	(Note 1)
Year ended December 31, 2025	Directors	9	15,000	—
Year ended December 31, 2024	Directors	10	20,000	—

(1)

At the General Meeting of Shareholders held on March 25, 2026, the director compensation limit for 2026 was approved at Won 15 billion, and separately, share-based compensation for long-term performance incentives in the form of 30,000 treasury shares was also approved.

B.	Amount Paid

(1)	Total Amount

						(Unit: in persons, shares and millions of Won)

Fiscal year	Number of directors	Total compensation	Average compensation per director	Share-based compensation amount included in total compensation	Compensation not included in total remuneration (outstanding balance)					Remarks
					Stock options			Other share-based compensation
					Exercisable quantity	Non- exercisable quantity	Remaining amount*	Quantity not yet delivered	Market value**
Six months ended June 30, 2026	10	33,561	4,195	26,622	18,081	—	7,936	75,691	200,581	(Note 1), (Note 2)
Year ended December 31, 2025	9	7,104	1,015	847	29,236	—	12,178	76,520	49,814	(Note 1)
Year ended December 31, 2024	10	4,292	537	466	29,236	—	1,824	76,520	13,307	(Note 1)

*

Refers to the aggregate amount of liabilities and equity recorded on the statement of financial position in connection with stock options for all directors and auditors as of the end of each fiscal year and reporting period.

**

Refers to the quantity not yet delivered multiplied by the closing price as of the end of each fiscal year. Closing prices as of the end of each fiscal year: Won 173,900 as of December 30, 2024, Won 651,000 as of December 30, 2025 and Won 2,650,000 as of June 30, 2026.

(1)

The number of directors includes two non-executive directors who did not receive any compensation. The average compensation per director excludes two non-executive directors who did not receive any compensation.

(2)

Of the total compensation for the six months ended June 30, 2026, Won 26.2 billion represents the cash-equivalent value of long-term performance incentive share-based compensation, which was separately approved on a share quantity basis at the General Meeting of Shareholders, and amounts attributable to the exercise of stock options.

(2)	Amount by Classification

						(Unit: in persons, shares and millions of Won)

Classification	Fiscal year	Number of directors	Total compensation	Average compensation per director	Share-based compensation amount included in total compensation	Compensation not included in total remuneration (outstanding balance)					Remarks
						Stock options			Other Share-Based Compensation
						Exercisable quantity	Non-Exercisable Quantity	Remaining Amount*	Quantity Not Yet Delivered	Market Value**
Executive Directors	Six months ended June 30, 2026	4	32,899	16,450	26,239	18,081	—	7,936	75,691	200,581	(Note 1), (Note 2)
	Year ended December 31, 2025	4	6,290	3,145	558	29,236	—	12,178	76,520	49,814	(Note 1)
	Year ended December 31, 2024	4	3,336	1,668	137	29,236	—	1,824	76,520	13,307	(Note 1)
Independent (Outside) Directors (Excluding Audit Committee Members)	Six months ended June 30, 2026	2	216	108	116	—	—	—	—	—	—
	Year ended December 31, 2025	2	303	152	103	—	—	—	—	—	—
	Year ended December 31, 2024	2	326	148	100	—	—	—	—	—	—
Audit Committee Members	Six months ended June 30, 2026	4	446	122	268	—	—	—	—	—	—
	Year ended December 31, 2025	3	511	157	186	—	—	—	—	—	—
	Year ended December 31, 2024	4	630	158	229	—	—	—	—	—	—

*

Refers to the aggregate amount of liabilities and equity recorded on the statement of financial position in connection with stock options for all directors and auditors as of the end of each fiscal year and reporting period.

**

Refers to the quantity not yet delivered multiplied by the closing price as of the end of each fiscal year. Closing prices as of the end of each fiscal year: Won 173,900 as of December 30, 2024, Won 651,000 as of December 30, 2025 and Won 2,650,000 as of June 30, 2026.

(1)

The number of directors includes two non-executive directors who did not receive any compensation. The average compensation per director excludes two non-executive directors who did not receive any compensation.

(2)

Of the total compensation for the six months ended June 30, 2026, Won 26.2 billion represents the cash-equivalent value of long-term performance incentive share-based compensation, which was separately approved on a share quantity basis at the General Meeting of Shareholders, and amounts attributable to the exercise of stock options.

(3)	Amount by Type of Income

						(Unit: in millions of Won)

Classification	Fiscal year	Salary	Bonus	Gains from exercise of stock options	Other share- based compensation paid	Other earned income	Retirement income	Other income
Executive Directors	Six months ended June 30, 2026	1,812	22,328	8,757	—	2	—	—
	Year ended December 31, 2025	2,290	3,909	—	—	91	—	—
	Year ended December 31, 2024	2,372	892	—	—	72	—	—
Independent Directors (Excluding Audit Committee Members)	Six months ended June 30, 2026	216	—	—	—	—	—	—
	Year ended December 31, 2025	303	—	—	—	—	—	—
	Year ended December 31, 2024	326	—	—	—	—	—	—
Audit Committee Members	Six months ended June 30, 2026	446	—	—	—	—	—	—
	Year ended December 31, 2025	511	—	—	—	—	—	—
	Year ended December 31, 2024	630	—	—	—	—	—	—

3. Individual Compensation of Directors and Officers

A.	Remuneration for Individual Directors (among those Paid over Won 500 Million per Year)

				(Unit: in shares and millions of Won)

Classification	Fiscal year	Total compensation	Share-based compensation amount included in total compensation			Compensation not included in total remuneration (outstanding balance)					Remarks
			Type	Quantity	Amount	Stock options			Other share-based compensation
						Exercisable quantity	Exercise price***	Remaining amount*	Quantity not yet delivered	Market value**
Nohjung Kwak (President)	Six months ended June 30, 2026	26,095	Stock Option	4,514	4,379	5,199	86,548	2,365	74,087	196,330	—
			Stock Appreciation Rights (“SARs”)	11,640	16,843	—	—	—	—	—	—
			Performance Stock Unit (“PSU”) (2023)	624	537	—	—	—	—	—	—
	Year ended December 31, 2025	4,239	Stock Grant	950	210	5,311	84,730	2,365	72,315	47,077	—
			—	—	—	5,383	136,060	2,121	—	—	—
	Year ended December 31, 2024	1,986	Stock Grant	804	137	5,311	84,730	438	72,315	12,576	—
			—	—	—	5,383	136,060	238	—	—	—

*

Refers to the aggregate amount of liabilities and equity recorded on the statement of financial position in connection with stock options for each director and Audit Committee member whose individual compensation is Won 500 million or more per year, as of the end of each fiscal year and reporting period.

**

Refers to the quantity not yet delivered multiplied by the closing price as of the end of each fiscal year. Closing prices as of the end of each fiscal year: Won 173,900 as of December 30, 2024, Won 651,000 as of December 30, 2025 and Won 2,650,000 as of June 30, 2026.

***	The exercise price of stock options under “Compensation not included in total compensation (outstanding balance)” is denominated in Won.
****

The information set forth in columns “Share-based compensation amount included in total compensation” and “Compensation not included in total remuneration (outstanding balance)” is independently stated in accordance with the criteria for each respective item, and the details stated in the same row do not indicate that they represent the same class of share-based compensation. See “—  (1) Status of stock option grants” and “—  (2) Status of other share-based compensation grants” below for additional details.

				(Unit: in shares and millions of Won)

Classification	Fiscal year	Total compensation	Share-based compensation amount included in total compensation			Compensation not included in total remuneration (outstanding balance)					Remarks
			Type	Quantity	Amount	Stock options			Other share-based compensation
						Exercisable quantity	Exercise price***	Remaining Amount*	Quantity Not Yet Delivered	Market Value**
Seon Yong Cha (President)	Six months ended June 30, 2026	10,940	Stock Option	4,514	4,379	5,199	86,548	2,365	1,604	4,251	—
			PSU (2023)	5,554	4,610	7,683	124,220	3,206	—	—	—
	Year ended December 31, 2025	2,168	Stock Grant	629	139	5,311	84,730	2,365	4,205	2,737	—
			—	—	—	5,383	136,060	2,121	—	—	—
			—	—	—	7,848	121,610	3,206	—	—	—
Seon Yong Cha (Vice President)	Year ended December 31, 2024	824	—	—	—	5,311	84,730	438	4,205	731	—
			—	—	—	5,383	136,060	238	—	—	—
			—	—	—	7,848	121,610	472	—	—	—

*

Refers to the aggregate amount of liabilities and equity recorded on the statement of financial position in connection with stock options for each director and Audit Committee member whose individual compensation is Won 500 million or more per year, as of the end of each fiscal year and reporting period.

**

Refers to the quantity not yet delivered multiplied by the closing price as of the end of each fiscal year. Closing prices as of the end of each fiscal year: Won 173,900 as of December 30, 2024, Won 651,000 as of December 30, 2025 and Won 2,650,000 as of June 30, 2026.

***	The exercise price of stock options under “Compensation not included in total compensation (outstanding balance)” is denominated in Won.
****

The information set forth in columns “Share-based compensation amount included in total compensation” and “Compensation not included in total remuneration (outstanding balance)” is independently stated in accordance with the criteria for each respective item, and the details stated in the same row do not indicate that they represent the same class of share-based compensation. See “— (1) Status of stock option grants” and “— (2) Status of other share-based compensation grants” below for additional details.

(1)	Status of stock option grants

(As of June 30, 2026)								(Unit: in shares and Won)

Grantee	Date of grant	Method of grant	Initially granted	Changes during reporting period		Total changes		Unexercised as of end of reporting period	Exercise period	Exercise price
				Exercised	Cancelled	Exercised	Cancelled
Nohjung Kwak	March 20, 2020	Issuance of treasury shares, cash settlement	5,311	—	112	—	112	5,199	March 21, 2023 – March 20, 2027	86,548
Nohjung Kwak	March 30, 2021	Issuance of treasury shares, cash settlement	5,383	5,269	114	5,269	114	—	March 31, 2023 – March 30, 2026	138,980
Nohjung Kwak	March 30, 2022	Issuance of treasury shares, cash settlement	11,773	—	—	—	11,773	—	March 31, 2024 – March 30, 2027	121,610
Seon Yong Cha	March 20, 2020	Issuance of treasury shares, cash settlement	5,311	—	112	—	112	5,199	March 31, 2023 – March 30, 2026	138,980
Seon Yong Cha	March 30, 2021	Issuance of treasury shares, cash settlement	5,383	5,269	114	5,269	114	—	March 31, 2023 – March 30, 2026	124,220
Seon Yong Cha	March 30, 2022	Issuance of treasury shares, cash settlement	7,848	—	165	—	165	7,683	March 31, 2024 – March 30, 2027	124,220
*

The Company completed the cancellation of treasury shares in February 2026 to enhance corporate value, and accordingly, the exercise price and quantity of the previously granted stock options were adjusted.

(2)	Status of other share-based compensation grants

(As of June 30, 2026)											(Unit: in shares)
Grantee	Date of grant / payment (cancellation)	Type		New grants	Cumulative grants	Shares paid during the reporting period	Cumulative changes		Unpaid as of end of reporting period	Condition for payment	Timing of delivery	Basis and procedures for grant
							Paid	Cancelled
Nohjung Kwak	April 27, 2022	SARs	*	—	46,685	11,640	11,640	—	35,045	Continued service for at least two years from the grant date	After the exercise of rights during the period from April 2025 to April 2029	Following a resolution of the Human Resources and Compensation Committee, a contract was executed with the grantee
Nohjung Kwak	January 1, 2023	PSU	*	—	29,369	624	624	—	28,745	Continued service for at least two years from the grant date	After January 2026	Following a resolution of the Human Resources and Compensation Committee, a contract was executed with the grantee
Nohjung Kwak	January 1, 2024	PSU		—	10,297	—	—	—	10,297	Continued service for at least two years from the grant date	After January 2027	Following a resolution of the Human Resources and Compensation Committee, a contract was executed with the grantee
Seon Yong Cha	January 1, 2024	PSU		—	1,604	—	—	—	1,604	Continued service for at least two years from the grant date	After January 2027	Following approval of the Representative Director, a contract was executed with the grantee

*	Refers to the quantity finalized upon achievement of the payment conditions.

B.	Composition of Total Remuneration

Name	Fiscal year	Composition
Nohjung Kwak	Six months ended June 30, 2026

1.  Earned income

•

Salary: Won 1,250 million

•

Bonus: Won 20,465 million

•

Gains from exercise of stock options: Won 4,379 million

•

Other share-based compensation: —

•

Other earned income: Won 1 million

2.  Retirement income: —

3.  Other income: —

4.  Compensation not included in total compensation

•

Gains from exercise of stock options: —

•

Other share-based compensation: Unrealized share-based compensation

-   2022 SARs grant - Undelivered: 35,045 shares / Market value: Won 92,869 million

-   2023 PSU grant - Undelivered: 28,745 shares / Market value: Won 76,174 million

-   2024 PSU grant - Undelivered: 10,297 shares (virtual) / Market value: Won 27,287 million

-   Stock options - Unexercised: 5,199 shares / Exercise price: Won 86,548 / Exercise period: March 21, 2023 – March 20, 2027

Year ended December 31, 2025

1.  Earned income

•

Salary: Won 1,540 million

•

Bonus: Won 2,695 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 4 million

2.  Retirement income: —

3.  Other income: —

4.  Compensation not included in total compensation

•

Gains from exercise of stock options: —

•

Other share-based compensation: Unrealized share-based compensation

-   2022 SARs grant - Undelivered: 48,263 shares (virtual) / Market value: Won 31,419 million

-   2023 PSU grant - Undelivered: 13,755 shares (virtual) / Market value: Won 8,955 million

-   2024 PSU grant - Undelivered: 10,297 shares (virtual) / Market value: Won 6,703 million

-   2020 stock option grant - Unexercised: 5,311 shares / Exercise price: Won 84,730 / Exercise period: March 21, 2023 – March 20, 2027

-   2021 stock option grant - Unexercised: 5,383 shares / Exercise price: Won 136,060 / Exercise period: March 31, 2023 – March 30, 2026

Year ended December 31, 2024

1.  Earned income

•

Salary: Won 1,400 million

•

Bonus: Won 575 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 11 million

2.  Retirement income: —

3.  Other income: —

4.  Compensation not included in total compensation

•

Gains from exercise of stock options: —

•

Other share-based compensation: Unrealized share-based compensation

-   2022 SARs grant - Undelivered: 48,263 shares (virtual) / Market value: Won 8,393 million

-   2023 PSU grant - Undelivered: 13,755 shares (virtual) / Market value: Won 2,392 million

-   2024 PSU grant - Undelivered: 10,297 shares (virtual) / Market value: Won 1,791 million

-   2020 stock option grant - Unexercised: 5,311 shares / Exercise price: Won 84,730 / Exercise period: March 21, 2023 – March 20, 2027

-   2021 stock option grant - Unexercised: 5,383 shares / Exercise price: Won 136,060 / Exercise period: March 31, 2023 – March 30, 2026

Seon Yong Cha	Six months ended June 30, 2026

1.  Earned income

•

Salary: Won 550 million

•

Bonus: Won 6,010 million

•

Gains from exercise of stock options: Won 4,379 million

•

Other share-based compensation: —

•

Other earned income: Won 1 million

2.  Retirement income: —

3.  Other income: —

4.  Compensation not included in total compensation

•

Gains from exercise of stock options: —

•

Other share-based compensation: Unrealized share-based compensation

-   2024 PSU grant - Undelivered: 1,604 shares (virtual) / Market value: Won 4,251 million

-   2020 stock option grant - Unexercised: 5,199 shares / Exercise price: Won 86,548 / Exercise period: March 21, 2023 – March 20, 2027

-   2022 stock option grant - Unexercised: 7,683 shares / Exercise price: Won 124,220 / Exercise period: March 31, 2024 - March 30, 2027

Year ended December 31, 2025

1.  Earned income

•

Salary: Won 750 million

•

Bonus: Won 1,411 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 7 million

2.  Retirement income: —

3.  Other income: —

4.  Compensation not included in total compensation

•

Gains from exercise of stock options: —

•

Other share-based compensation: Unrealized share-based compensation

-   2023 PSU grant - Undelivered: 2,601 shares (virtual) / Market value: Won 1,693 million

-   2024 PSU grant - Undelivered: 1,604 shares (virtual) / Market value: Won 1,044 million

-   2020 stock option grant - Unexercised: 5,311 shares / Exercise price: Won 84,730 / Exercise period: March 21, 2023 – March 20, 2027

-   2021 stock option grant - Unexercised: 5,383 shares / Exercise price: Won 136,060 / Exercise period: March 31, 2023 – March 30, 2026

-   2022 stock option grant - Unexercised: 7,848 shares / Exercise price: Won 121,610 / Exercise period: March 31, 2024 – March 30, 2027

Year ended December 31, 2024

1.  Earned income

•

Salary: Won 545 million

•

Bonus: Won 275 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 4 million

2.  Retirement income: —

3.  Other income: —

4.  Compensation not included in total compensation

•

Gains from exercise of stock options: —

•

Other share-based compensation: Unrealized share-based compensation

-   2023 PSU grant - Undelivered: 2,601 shares (virtual) / Market value: Won 452 million

-   2024 PSU grant - Undelivered: 1,604 shares (virtual) / Market value: Won 279 million

-   2020 stock option grant - Unexercised: 5,311 shares / Exercise price: Won 84,730 / Exercise period: March 21, 2023 – March 20, 2027

-   2021 stock option grant - Unexercised: 5,383 shares / Exercise price: Won 136,060 / Exercise period: March 31, 2023 – March 30, 2026

-   2022 stock option grant - Unexercised: 7,848 shares / Exercise price: Won 121,610 / Exercise period: March 31, 2024 – March 30, 2027

C.	Remuneration for the Five Highest-Paid Officers (among those Paid over Won 500 Million per Year)

				(Unit: in shares and millions of Won)

Classification	Fiscal year	Total compensation	Share-based compensation amount included in total compensation			Compensation not included in total remuneration (outstanding balance)					Remarks
			Type	Quantity	Amount	Stock options			Other share-based compensation
						Exercisable quantity	Exercise price***	Remaining amount*	Quantity not yet delivered	Market value**
Nohjung Kwak (President)	Six months ended June 30, 2026	26,095	Stock Option	4,514	4,379	5,199	86,548	2,365	74,087	196,330	—
			SARs	11,640	16,843	—	—	—	—	—	—
			PSU (2023)	624	537	—	—	—	—	—	—
	Year ended December 31, 2025	4,239	Stock Grant	950	210	5,311	84,730	2,365	72,315	47,077	—
			—	—	—	5,383	136,060	2,121	—	—	—
	Year ended December 31, 2024	1,986	Stock Grant	804	137	5,311	84,730	438	72,315	12,576	—
			—	—	—	5,383	136,060	238	—	—	—

*

Refers to the aggregate amount of liabilities and equity recorded on the statement of financial position in connection with stock options for each five highest-paid officer whose individual compensation is Won 500 million or more per year, as of the end of each fiscal year and reporting period.

**

Refers to the quantity not yet delivered multiplied by the closing price as of the end of each fiscal year. Closing prices as of the end of each fiscal year: Won 173,900 as of December 30, 2024, Won 651,000 as of December 30, 2025 and Won 2,650,000 as of June 30, 2026.

***	The exercise price of stock options under “Compensation not included in total compensation (outstanding balance)” is denominated in Won.
****

The information set forth in columns “Share-based compensation amount included in total compensation” and “Compensation not included in total remuneration (outstanding balance)” is independently stated in accordance with the criteria for each respective item, and the details stated in the same row do not indicate that they represent the same class of share-based compensation. See “— (1) Status of stock option grants” and “— (2) Status of other share-based compensation grants” below for additional details.

(Unit: in shares and millions of Won)

Classification	Fiscal year	Total compensation	Share-based compensation amount included in total compensation			Compensation not included in total remuneration (outstanding balance)					Remarks
			Type	Quantity	Amount	Stock options			Other share-based compensation
						Exercisable quantity	Exercise price***	Remaining amount*	Quantity not yet delivered	Market value**
Jung-Ho Park (Management Advisor)	Six months ended June 30, 2026	16,895	SARs	9,513	13,765	—	—	—	108,717	288,100	—
			PSU (2023)	2,567	2,210	—	—	—	—	—	—
	Year ended December 31, 2025	9,610	SARs	13,680	7,770	—	—	—	88,151	57,386	—
			—	—	—	—	—	—	—	—	—
	Year ended December 31, 2024	17,486	—	—	—	—	—	—	123,660	21,504	—
			—	—	—	—	—	—	—	—	—

*

Refers to the aggregate amount of liabilities and equity recorded on the statement of financial position in connection with stock options for each five highest-paid officer whose individual compensation is Won 500 million or more per year, as of the end of each fiscal year and reporting period.

**

Refers to the quantity not yet delivered multiplied by the closing price as of the end of each fiscal year. Closing prices as of the end of each fiscal year: Won 173,900 as of December 30, 2024, Won 651,000 as of December 30, 2025 and Won 2,650,000 as of June 30, 2026.

***	The exercise price of stock options under “Compensation not included in total compensation (outstanding balance)” is denominated in Won.
****

The information set forth in columns “Share-based compensation amount included in total compensation” and “Compensation not included in total remuneration (outstanding balance)” is independently stated in accordance with the criteria for each respective item, and the details stated in the same row do not indicate that they represent the same class of share-based compensation. See “— (1) Status of stock option grants” and “— (2) Status of other share-based compensation grants” below for additional details.

				(Unit: in shares and millions of Won)
Classification	Fiscal year	Total compensation	Share-based compensation amount included in total compensation			Compensation not included in total remuneration (outstanding balance)					Remarks
			Type	Quantity	Amount	Stock options			Other share-based compensation
						Exercisable quantity	Exercise price***	Remaining amount*	Quantity not yet delivered	Market value**
Joon-Ki Choi (Vice President)	Six months ended June 30, 2026	13,546	Stock Option	4,367	10,319	—	—	—	958	2,539	—
			PSU (2023)	2,765	2,112	—	—	—	—	—	—
	Year ended December 31, 2025	1,231	Stock Grant	800	177	4,709	121,610	1,924	2,209	1,438	—
			—	—	—	—	—	—	—	—	—
	Year ended December 31, 2024	738	—	—	—	4,709	121,610	283	2,209	385	—
			—	—	—	—	—	—	—	—	—

*

Refers to the aggregate amount of liabilities and equity recorded on the statement of financial position in connection with stock options for each five highest-paid officer whose individual compensation is Won 500 million or more per year, as of the end of each fiscal year and reporting period.

**

Refers to the quantity not yet delivered multiplied by the closing price as of the end of each fiscal year. Closing prices as of the end of each fiscal year: Won 173,900 as of December 30, 2024, Won 651,000 as of December 30, 2025 and Won 2,650,000 as of June 30, 2026.

***	The exercise price of stock options under “Compensation not included in total compensation (outstanding balance)” is denominated in Won.
****

The information set forth in columns “Share-based compensation amount included in total compensation” and “Compensation not included in total remuneration (outstanding balance)” is independently stated in accordance with the criteria for each respective item, and the details stated in the same row do not indicate that they represent the same class of share-based compensation. See “— (1) Status of stock option grants” and “— (2) Status of other share-based compensation grants” below for additional details.

				(Unit: in shares and millions of Won)
Classification	Fiscal year	Total compensation	Share-based compensation amount included in total compensation			Compensation not included in total remuneration (outstanding balance)					Remarks
			Type	Quantity	Amount	Stock options			Other share-based compensation
						Exercisable quantity	Exercise price***	Remaining amount*	Quantity not yet delivered	Market value**
Hyun Ahn (President)	Six months ended June 30, 2026	11,437	Stock Option	4,575	4,832	5,199	86,548	2,365	4,161	11,027	—
			PSU (2023)	2,997	4,268	7,683	124,220	3,206	—	—	—
	Year ended December 31, 2025	2,052	Stock Grant	1,574	348	5,311	84,730	2,365	4,205	2,737	—
			—	—	—	5,383	136,060	2,121	—	—	—
			—	—	—	7,848	121,610	3,206	—	—	—
	Year ended December 31, 2024	888	—	—	—	5,311	84,730	438	4,205	731	—
			—	—	—	5,383	136,060	238	—	—	—
			—	—	—	7,848	121,610	472	—	—	—

*

Refers to the aggregate amount of liabilities and equity recorded on the statement of financial position in connection with stock options for each five highest-paid officer whose individual compensation is Won 500 million or more per year, as of the end of each fiscal year and reporting period.

**

Refers to the quantity not yet delivered multiplied by the closing price as of the end of each fiscal year. Closing prices as of the end of each fiscal year: Won 173,900 as of December 30, 2024, Won 651,000 as of December 30, 2025 and Won 2,650,000 as of June 30, 2026.

***	The exercise price of stock options under “Compensation not included in total compensation (outstanding balance)” is denominated in Won.

****

The information set forth in columns “Share-based compensation amount included in total compensation” and “Compensation not included in total remuneration (outstanding balance)” is independently stated in accordance with the criteria for each respective item, and the details stated in the same row do not indicate that they represent the same class of share-based compensation. See “— (1) Status of stock option grants” and “— (2) Status of other share-based compensation grants” below for additional details.

				(Unit: in shares and millions of Won)

Classification	Fiscal year	Total compensation	Share-based compensation amount included in total compensation			Compensation not included in total remuneration (outstanding balance)					Remarks
			Type	Quantity	Amount	Stock options			Other share-based compensation
						Exercisable quantity	Exercise price***	Remaining amount*	Quantity not yet delivered	Market value**
Seon Yong Cha (President)	Six months ended June 30, 2026	10,940	Stock Option	4,514	4,379	5,199	86,548	2,365	1,604	4,251	—
			PSU (2023)	5,554	4,610	7,683	124,220	3,206	—	—	— —
	Year ended December 31, 2025	2,168	Stock Grant	629	139	5,311	84,730	2,365	4,205	2,737	—
			—	—	—	5,383	136,060	2,121	—	—	—
			—	—	—	7,848	121,610	3,206	—	—	—
Seon Yong Cha (Vice President)	Year ended December 31, 2024	824	—	—	—	5,311	84,730	438	4,205	731	—
			—	—	—	5,383	136,060	238	—	—	—
			—	—	—	7,848	121,610	472	—	—	—

*

Refers to the aggregate amount of liabilities and equity recorded on the statement of financial position in connection with stock options for each five highest-paid officer whose individual compensation is Won 500 million or more per year, as of the end of each fiscal year and reporting period.

**

Refers to the quantity not yet delivered multiplied by the closing price as of the end of each fiscal year. Closing prices as of the end of each fiscal year: Won 173,900 as of December 30, 2024, Won 651,000 as of December 30, 2025 and Won 2,650,000 as of June 30, 2026.

***	The exercise price of stock options under “Compensation not included in total compensation (outstanding balance)” is denominated in Won.
****

The information set forth in columns “Share-based compensation amount included in total compensation” and “Compensation not included in total remuneration (outstanding balance)” is independently stated in accordance with the criteria for each respective item, and the details stated in the same row do not indicate that they represent the same class of share-based compensation. See “— (1) Status of stock option grants” and “— (2) Status of other share-based compensation grants” below for additional details.

(1)	Status of stock option grants

(As of June 30, 2026)								(Unit: in shares and Won)

Grantee	Date of grant	Method of grant	Initially granted	Changes during reporting period		Total changes		Unexercised as of end of reporting period	Exercise period	Exercise price
				Exercised	Cancelled	Exercised	Cancelled
Nohjung Kwak	March 20, 2020	Issuance of treasury shares, cash settlement	5,311	—	112	—	112	5,199	March 21, 2023 – March 20, 2027	86,548
Nohjung Kwak	March 30, 2021	Issuance of treasury shares, cash settlement	5,383	5,269	114	5,269	114	—	March 31, 2023 – March 30, 2026	138,980
Nohjung Kwak	March 30, 2022	Issuance of treasury shares, cash settlement	11,773	—	—	—	11,773	—	March 31, 2024 – March 30, 2027	121,610
Hyun Ahn	March 20, 2020	Issuance of treasury shares, cash settlement	5,311	—	112	—	112	5,199	March 21, 2023 – March 20, 2027	86,548
Hyun Ahn	March 30, 2021	Issuance of treasury shares, cash settlement	5,383	5,269	114	5,269	114	—	March 31, 2023 – March 30, 2026	138,980
Hyun Ahn	March 30, 2022	Issuance of treasury shares, cash settlement	7,848	—	165	—	165	7,683	March 31, 2024 – March 30, 2027	124,220
Seon Yong Cha	March 20, 2020	Issuance of treasury shares, cash settlement	5,311	—	112	—	112	5,199	March 21, 2023 – March 20, 2027	86,548
Seon Yong Cha	March 30, 2021	Issuance of treasury shares, cash settlement	5,383	5,269	114	5,269	114	—	March 31, 2023 – March 30, 2026	138,980
Seon Yong Cha	March 30, 2022	Issuance of treasury shares, cash settlement	7,848	—	165	—	165	7,683	March 31, 2024 – March 30, 2027	124,220
Joon-Ki Choi	March 30, 2022	Issuance of treasury shares, cash settlement	4,709	4,610	99	4,610	99	—	March 31, 2024 – March 30, 2027	124,220

*

The Company completed the cancellation of treasury shares in February 2026 to enhance corporate value, and accordingly, the exercise price and quantity of the previously granted stock options were adjusted.

(2)	Status of other share-based compensation grants

(As of June 30, 2026)										(Unit: in shares)

Grantee	Date of grant / payment (cancellation)	Type	New grants	Cumulative grants	Shares paid during the reporting period	Cumulative changes		Unpaid as of end of reporting period	Condition for payment	Timing of delivery	Basis and procedures for grant
						Paid	Cancelled
Nohjung Kwak	April 27, 2022	SARs*	—	46,685	11,640	11,640	—	35,045	Continued service for at least two years from the grant date	After the exercise of rights during the period from April 2025 to April 2029	Following a resolution of the Human Resources and Compensation Committee, a contract was executed with the grantee
Nohjung Kwak	January 1, 2023	PSU*	—	29,369	624	624	—	28,745	Continued service for at least two years from the grant date	After January 2026	Following a resolution of the Human Resources and Compensation Committee, a contract was executed with the grantee
Nohjung Kwak	January 1, 2024	PSU	—	10,297	—	—	—	10,297	Continued service for at least two years from the grant date	After January 2027	Following a resolution of the Human Resources and Compensation Committee, a contract was executed with the grantee
Jung-Ho Park	March 17, 2022	SARs*	—	73,072	9,513	23,193	—	49,879	Continued service for at least two years from the grant date	After the exercise of rights during the period from March 2025 to March 2029	Following a resolution of the Human Resources and Compensation Committee, a contract was executed with the grantee
Jung-Ho Park	January 1, 2023	PSU*	—	61,405	2,567	—	—	58,838	Continued service for at least two years from the grant date	After January 2026	Following a resolution of the Human Resources and Compensation Committee, a contract was executed with the grantee
Joon-Ki Choi	January 1, 2024	PSU	—	958	—	—	—	958	Continued service for at least two years from the grant date	After January 2027	Following approval of the Representative Director, a contract was executed with the grantee
Hyun Ahn	January 1, 2023	PSU*	—	5,554	2,997	—	—	2,557	Continued service for at least two years from the grant date	After January 2026	Following approval of the Representative Director, a contract was executed with the grantee
Hyun Ahn	January 1, 2024	PSU	—	1,604	—	—	—	1,604	Continued service for at least two years from the grant date	After January 2027	Following a resolution of the Human Resources and Compensation Committee, a contract was executed with the grantee
Seon Yong Cha	January 1, 2024	PSU	—	1,604	—	—	—	1,604	Continued service for at least two years from the grant date	After January 2027	Following approval of the Representative Director, a contract was executed with the grantee

*	Refers to the quantity finalized upon achievement of the payment conditions.

D.	Composition of Total Remuneration

Name	Fiscal year	Composition
Nohjung Kwak	Six months ended June 30, 2026

1. Earned income

•

Salary: Won 1,250 million

•

Bonus: Won 20,465 million

•

Gains from exercise of stock options: Won 4,379 million

•

Other share-based compensation: —

•

Other earned income: Won 1 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation

•

Gains from exercise of stock options: —

•

Other share-based compensation: Unrealized share-based compensation

-   2022 SARs grant - Undelivered: 35,045 shares / Market value: Won 92,869 million

-   2023 PSU grant - Undelivered: 28,745 shares / Market value: Won 76,174 million

-   2024 PSU grant - Undelivered: 10,297 shares (virtual) / Market value: Won 27,287 million

-   Stock options - Unexercised: 5,199 shares / Exercise price: Won 86,548 / Exercise period: March 21, 2023 – March 20, 2027

Year ended December 31, 2025

1. Earned income

•

Salary: Won 1,540 million

•

Bonus: Won 2,695 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 4 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation

•

Gains from exercise of stock options: —

•

Other share-based compensation: Unrealized share-based compensation

-   2022 SARs grant - Undelivered: 48,263 shares (virtual) / Market value: Won 31,419 million

-   2023 PSU grant - Undelivered: 13,755 shares (virtual) / Market value: Won 8,955 million

-   2024 PSU grant - Undelivered: 10,297 shares (virtual) / Market value: Won 6,703 million

-   2020 stock option grant - Unexercised: 5,311 shares / Exercise price: Won 84,730 / Exercise period: March 21, 2023 – March 20, 2027

-   2021 stock option grant - Unexercised: 5,383 shares / Exercise price: Won 136,060 / Exercise period: March 31, 2023 – March 30, 2026

Year ended December 31, 2024

1. Earned income

•

Salary: Won 1,400 million

•

Bonus: Won 575 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 11 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation

•

Gains from exercise of stock options: —

•

Other share-based compensation: Unrealized share-based compensation

-   2022 SARs grant - Undelivered: 48,263 shares (virtual) / Market value: Won 8,393 million

-   2023 PSU grant - Undelivered: 13,755 shares (virtual) / Market value: Won 2,392 million

-   2024 PSU grant - Undelivered: 10,297 shares (virtual) / Market value: Won 1,791 million

-   2020 stock option grant - Unexercised: 5,311 shares / Exercise price: Won 84,730 / Exercise period: March 21, 2023 – March 20, 2027

-   2021 stock option grant - Unexercised: 5,383 shares / Exercise price: Won 136,060 / Exercise period: March 31, 2023 – March 30, 2026

Jung-Ho Park	Six months ended June 30, 2026

1. Earned income

•

Salary: Won 920 million

•

Bonus: Won 15,975 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: —

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation

•

Gains from exercise of stock options: —

•

Other share-based compensation: Unrealized share-based compensation

-   2022 SARs grant - Undelivered: 49,879 shares / Market value: Won 132,179 million

-   2023 PSU grant - Undelivered: 58,838 shares / Market value: Won 155,921 million

Year ended December 31, 2025

1. Earned income

•

Salary: Won 1,840 million

•

Bonus: Won 7,770 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: —

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation

•

Gains from exercise of stock options: —

•

Other share-based compensation: Unrealized share-based compensation

-   2022 SARs grant—Undelivered: 59,392 shares / Market value: Won 38,664 million

-   2023 PSU grant - Undelivered: 28,759 shares (virtual) / Market value: Won 18,722 million

Year ended December 31, 2024

1. Earned income

•

Salary: Won 2,300 million

•

Bonus: Won 1,207 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 83 million

2. Retirement income: Won 13,896 million

3. Other income: —

4. Compensation not included in total compensation

•

Gains from exercise of stock options: —

•

Other share-based compensation: Unrealized share-based compensation

-   2022 SARs grant—Undelivered: 94,901 shares (virtual) / Market value: Won 16,503 million

-   2023 PSU grant - Undelivered: 28,759 shares (virtual) / Market value: Won 5,001 million

Joon-Ki Choi	Six months ended June 30, 2026

1. Earned income

•

Salary: Won 262 million

•

Bonus: Won 2,963 million

•

Gains from exercise of stock options: Won 10,319 million

•

Other share-based compensation: —

•

Other earned income: Won 2 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation

•

Gains from exercise of stock options: —

•

Other share-based compensation: Unrealized share-based compensation

-   2024 PSU grant - Undelivered: 958 shares (virtual) / Market value: Won 2,539 million

Year ended December 31, 2025

1. Earned income

•

Salary: Won 464 million

•

Bonus: Won 763 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 4 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation

•

Gains from exercise of stock options: —

•

Other share-based compensation: Unrealized share-based compensation

-   2023 PSU grant - Undelivered: 1,251 shares (virtual) / Market value: Won 814 million

-   2024 PSU grant - Undelivered: 958 shares (virtual) / Market value: Won 624 million

-   2022 stock option grant - Unexercised: 4,709 shares / Exercise price: Won 121,610 / Exercise period: March 31, 2024 – March 30, 2027

Year ended December 31, 2024

1. Earned income

•

Salary: Won 434 million

•

Bonus: Won 297 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 7 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation

•

Gains from exercise of stock options: —

•

Other share-based compensation: Unrealized share-based compensation

-   2023 PSU grant - Undelivered: 1,251 shares (virtual) / Market value: Won 218 million

-   2024 PSU grant - Undelivered: 958 shares (virtual) / Market value: Won 167 million

-   2022 stock option grant - Unexercised: 4,709 shares / Exercise price: Won 121,610 / Exercise period: March 31, 2024 – March 30, 2027

Hyun Ahn	Six months ended June 30, 2026

1. Earned income

•

Salary: Won 575 million

•

Bonus: Won 6,028 million

•

Gains from exercise of stock options: Won 4,832 million

•

Other share-based compensation: —

•

Other earned income: Won 2 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation

•

Gains from exercise of stock options: —

•

Other share-based compensation: Unrealized share-based compensation

-   2023 PSU grant - Undelivered: 2,557 shares / Market value: Won 6,776 million

-   2024 PSU grant - Undelivered: 1,604 shares (virtual) / Market value: Won 4,251 million

-   2020 stock option grant - Unexercised: 5,199 shares / Exercise price: Won 86,548 / Exercise period: March 21, 2023 – March 20, 2027

-   2022 stock option grant - Unexercised: 7,683 shares / Exercise price: Won 124,220 / Exercise period: March 31, 2024 – March 30, 2027

Year ended December 31, 2025

1. Earned income

•

Salary: Won 750 million

•

Bonus: Won 1,214 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 88 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation

•

Gains from exercise of stock options: —

•

Other share-based compensation: Unrealized share-based compensation

-   2023 PSU grant - Undelivered: 2,601 shares (virtual) / Market value: Won 1,693 million

-   2024 PSU grant - Undelivered: 1,604 shares (virtual) / Market value: Won 1,044 million

-   2020 stock option grant - Unexercised: 5,311 shares / Exercise price: Won 84,730 / Exercise period: March 21, 2023 – March 20, 2027

-   2021 stock option grant - Unexercised: 5,383 shares / Exercise price: Won 136,060 / Exercise period: March 31, 2023 – March 30, 2026

-   2022 stock option grant - Unexercised: 7,848 shares / Exercise price: Won 121,610 / Exercise period: March 31, 2024 – March 30, 2027

Year ended December 31, 2024

1. Earned income

•

Salary: Won 545 million

•

Bonus: Won 285 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 58 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation

•

Gains from exercise of stock options: —

•

Other share-based compensation: Unrealized share-based compensation

-   2023 PSU grant - Undelivered: 2,601 shares (virtual) / Market value: Won 452 million

-   2024 PSU grant - Undelivered: 1,604 shares (virtual) / Market value: Won 279 million

-   2020 stock option grant - Unexercised: 5,311 shares / Exercise price: Won 84,730 / Exercise period: March 21, 2023 – March 20, 2027

-   2021 stock option grant - Unexercised: 5,383 shares / Exercise price: Won 136,060 / Exercise period: March 31, 2023 – March 30, 2026

-   2022 stock option grant - Unexercised: 7,848 shares / Exercise price: Won 121,610 / Exercise period: March 31, 2024 – March 30, 2027

Seon Yong Cha	Six months ended June 30, 2026

1. Earned income

•

Salary: Won 550 million

•

Bonus: Won 6,010 million

•

Gains from exercise of stock options: Won 4,379 million

•

Other share-based compensation: —

•

Other earned income: Won 1 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation

•

Gains from exercise of stock options: —

•

Other share-based compensation: Unrealized share-based compensation

-   2024 PSU grant - Undelivered: 1,604 shares (virtual) / Market value: Won 4,251 million

-   2020 stock option grant - Unexercised: 5,199 shares / Exercise price: Won 86,548 / Exercise period: March 21, 2023 – March 20, 2027

-   2022 stock option grant - Unexercised: 7,683 shares / Exercise price: Won 124,220 / Exercise period: March 31, 2024 – March 30, 2027

Year ended December 31, 2025

1. Earned income

•

Salary: Won 750 million

•

Bonus: Won 1,411 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 7 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation

•

Gains from exercise of stock options: —

•

Other share-based compensation: Unrealized share-based compensation

-   2023 PSU grant - Undelivered: 2,601 shares (virtual) / Market value: Won 1,693 million

-   2024 PSU grant - Undelivered: 1,604 shares (virtual) / Market value: Won 1,044 million

-   2020 stock option grant - Unexercised: 5,311 shares / Exercise price: Won 84,730 / Exercise period: March 21, 2023 – March 20, 2027

-   2021 stock option grant - Unexercised: 5,383 shares / Exercise price: Won 136,060 / Exercise period: March 31, 2023 – March 30, 2026

-   2022 stock option grant - Unexercised: 7,848 shares / Exercise price: Won 121,610 / Exercise period: March 31, 2024 – March 30, 2027

Year ended December 31, 2024

1. Earned income

•

Salary: Won 545 million

•

Bonus: Won 275 million

•

Gains from exercise of stock options: —

•

Other share-based compensation: —

•

Other earned income: Won 4 million

2. Retirement income: —

3. Other income: —

4. Compensation not included in total compensation

•

Gains from exercise of stock options: —

•

Other share-based compensation: Unrealized share-based compensation

-   2023 PSU grant - Undelivered: 2,601 shares (virtual) / Market value: Won 452 million

-   2024 PSU grant - Undelivered: 1,604 shares (virtual) / Market value: Won 279 million

-   2020 stock option grant - Unexercised: 5,311 shares / Exercise price: Won 84,730 / Exercise period: March 21, 2023 – March 20, 2027

-   2021 stock option grant - Unexercised: 5,383 shares / Exercise price: Won 136,060 / Exercise period: March 31, 2023 – March 30, 2026

-   2022 stock option grant - Unexercised: 7,848 shares / Exercise price: Won 121,610 / Exercise period: March 31, 2024 – March 30, 2027

4. Stock Options Granted and Exercised

A. Fair Value of Stock Options Granted

(As of June 30, 2026)
Classification	Number of directors	Fair value of stock options (Won)	Remarks
Executive Directors (Excluding Independent (Outside) Directors and Audit Committee Members)	2	7,768	—
Independent (Outside) Directors (Excluding Audit Committee Members)	—	—	—
Audit Committee Members	—	—	—
Officers	24	50,062	Includes retired officers
Total	26	57,830	—

B. Stock Options Granted and Exercised

(As of June 30, 2026)							(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of grant	Method of grant	Initially granted	Changes during reporting period		Total changes		Unexercised as of end of reporting period	Exercise period	Exercise price
					Exercised	Cancelled	Exercised	Cancelled
Nohjung Kwak	Executive Director	March 20, 2020	Issuance of treasury shares or cash settlement	5,311	—	112	—	112	5,199	March 21, 2023 – March 20, 2027	86,548
Nohjung Kwak	Executive Director	March 30, 2021	Issuance of treasury shares or cash settlement	5,383	5,269	114	5,269	114	—	March 31, 2023 – March 30, 2026	138,980
Nohjung Kwak	Executive Director	March 30, 2022	Issuance of treasury shares or cash settlement	11,773	—	—	—	11,773	—	March 31, 2024 – March 30, 2027	121,610
Seon Yong Cha	Executive Director	March 20, 2020	Issuance of treasury shares or cash settlement	5,311	—	112	—	112	5,199	March 21, 2023 – March 20, 2027	86,548
Seon Yong Cha	Executive Director	March 30, 2021	Issuance of treasury shares or cash settlement	5,383	5,269	114	5,269	114	—	March 31, 2023 – March 30, 2026	138,980
Seon Yong Cha	Executive Director	March 30, 2022	Issuance of treasury shares or cash settlement	7,848	—	165	—	165	7,683	March 31, 2024 – March 30, 2027	124,220
Dong-Sub Kim	Unregistered Officer	March 20, 2020	Issuance of treasury shares or cash settlement	7,967	—	168	—	168	7,799	March 21, 2023 – March 20, 2027	86,548
Dong-Sub Kim	Unregistered Officer	March 30, 2021	Issuance of treasury shares or cash settlement	9,007	—	—	9,007	—	—	March 31, 2023 – March 30, 2026	136,060
Dong-Sub Kim	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	9,712	—	205	—	205	9,507	March 31, 2024 – March 30, 2027	124,220
Seong-Han Kim	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	4,709	—	99	—	99	4,610	March 31, 2024 – March 30, 2027	124,220
Young-Sik Kim	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	5,297	—	112	—	112	5,185	March 31, 2024 – March 30, 2027	124,220
Woo Hyun Kim	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	4,709	—	99	—	99	4,610	March 31, 2024 – March 30, 2027	124,220

Youn-Wook Kim	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	5,392	—	114	—	114	5,278	March 31, 2024 – March 30, 2027	124,220
Jong Hwan Kim	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	7,063	—	86	3,000	86	3,977	March 31, 2024 – March 30, 2027	124,220
Ju Seon Kim	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	4,709	—	99	—	99	4,610	March 31, 2024 – March 30, 2027	124,220
Choonhwan Kim	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	4,238	—	90	—	90	4,148	March 31, 2024 – March 30, 2027	124,220
Jong-won Noh	Unregistered Officer	March 20, 2020	Issuance of treasury shares or cash settlement	5,311	—	112	—	112	5,199	March 21, 2023 – March 20, 2027	86,548
Jong-won Noh	Unregistered Officer	March 30, 2021	Issuance of treasury shares or cash settlement	5,506	5,390	116	5,390	116	—	March 31, 2023 – March 30, 2026	138,980
Jong-won Noh	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	11,773	—	248	—	248	11,525	March 31, 2024 – March 30, 2027	124,220
Kyoung Park	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	4,238	—	90	—	90	4,148	March 31, 2024 – March 30, 2027	124,220
Jung-Sik Park	Unregistered Officer	March 20, 2020	Issuance of treasury shares or cash settlement	5,311	—	75	—	1,845	3,466	March 21, 2023 – March 20, 2027	86,548
Jung-Sik Park*	Unregistered Officer	March 30, 2021	Issuance of treasury shares or cash settlement	5,383	—	—	—	5,383	—	March 31, 2023 – March 30, 2026	136,060
Jung-Sik Park*	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	7,848	—	—	—	7,848	—	March 31, 2024 – March 30, 2027	121,610
Seok-Woo Son	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	2,825	2,765	60	2,765	60	—	March 31, 2024 – March 30, 2027	124,220
Hyunjong Song	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	6,333	—	134	—	134	6,199	March 31, 2024 – March 30, 2027	124,220

Sang-Kyu Shin	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	5,297	—	112	—	112	5,185	March 31, 2024 – March 30, 2027	124,220
Hyun Ahn	Unregistered Officer	March 20, 2020	Issuance of treasury shares or cash settlement	5,311	—	112	—	112	5,199	March 21, 2023 – March 20, 2027	86,548
Hyun Ahn	Unregistered Officer	March 30, 2021	Issuance of treasury shares or cash settlement	5,383	5,269	114	5,269	114	—	March 31, 2023 – March 30, 2026	138,980
Hyun Ahn	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	7,848	—	165	—	165	7,683	March 31, 2024 – March 30, 2027	124,220
Jong-Hoon Oh	Unregistered Officer	March 20, 2020	Issuance of treasury shares or cash settlement	6,397	—	—	6,397	—	—	March 21, 2023 – March 20, 2027	84,730
Jong-Hoon Oh	Unregistered Officer	March 30, 2021	Issuance of treasury shares or cash settlement	6,469	2,936	64	6,405	64	—	March 31, 2023 – March 30, 2026	138,980
Jong-Hoon Oh*	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	6,757	—	—	—	6,757	—	March 31, 2024 – March 30, 2027	121,610
Kang-Wook Lee	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	2,590	—	55	—	55	2,535	March 31, 2024 – March 30, 2027	124,220
Byoungki Lee	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	3,139	—	66	—	66	3,073	March 31, 2024 – March 30, 2027	124,220
Sangrak Lee	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	4,709	—	99	—	99	4,610	March 31, 2024 – March 30, 2027	124,220
Sang-Hwa Lee	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	4,709	—	50	2,359	50	2,300	March 31, 2024 – March 30, 2027	124,220
Joo-Hwan Cho	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	3,139	—	66	—	66	3,073	March 31, 2024 – March 30, 2027	124,220
Il-Sup Jin	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	2,747	210	37	1,210	37	1,500	March 31, 2024 – March 30, 2027	124,220
Joon Choi	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	5,297	—	112	—	112	5,185	March 31, 2024 – March 30, 2027	124,220
Joon-Ki Choi	Unregistered Officer	March 30, 2022	Issuance of treasury shares or cash settlement	4,709	4,610	99	4,610	99	—	March 31, 2024 – March 30, 2027	124,220

*

As the grantee retired prior to the commencement of the exercisable period, the grant has since been cancelled. The relationship is stated based on the relationship prior to retirement (unregistered officer).

**	Closing price of the Company’s stock as of the reporting date (June 30, 2026): Won 2,650,000
***

The Company completed the cancellation of treasury shares in February 2026 to enhance corporate value, and accordingly, the exercise price and quantity of the previously granted stock options were adjusted.

C. Other Equity Compensation Plans

(1)	Stock grant

a.	Officers and employees

The Company has been granting portions of remuneration to its officers and employees in the form of shares pursuant to resolution by the Board of Directors. The following table summarizes the details of such grants during the reportable period. The type and total number of shares granted were 2,324,318 common shares, all of which were paid from the Company’s treasury shares.

(As of June 30, 2026)
Date	Type of shares granted	Number of shares granted	Grantees / Number of grantees	Timing of delivery
February 29, 2024	Common shares	476,265	31,751 employees	Date of grant
April 26, 2024		804	1 officer	Date of grant
January 24, 2025		325,279	6,891 officers and employees	Date of grant
February 27, 2025 – February 28, 2025		980,520	32,684 employees	Date of grant
April 24, 2025		66,025	3,331 officers and employees	Date of grant
July 24, 2025		43,145	3,330 officers and employees	Date of grant
October 30, 2025		21,473	3,330 officers and employees	Date of grant
February 5, 2026		410,807	12,064 officers and employees	Date of grant

*	Based on the past three fiscal years.
**	The Company operated a “Shareholder Participation Program” in 2025 and 2026, under which portions of performance bonuses were granted in the form of treasury shares based on voluntary enrollment.

b.	Independent directors

The Company has been granting portions of remuneration to its independent directors in the form of shares pursuant to resolution by the Board of Directors. The following table summarizes the details of such grants during the reportable period. The type and total number of shares granted were 3,760 common shares, all of which were paid from the Company’s treasury shares.

(As of June 30, 2026)

Date	Type of shares granted	Number of shares granted	Grantees / Number of grantees	Timing of delivery
April 26, 2024	Common shares	1,927	6 independent directors	Date of grant
April 25, 2025		1,568	5 independent directors	Date of grant
May 4, 2026		265	6 independent directors	Date of grant

*	Based on the past three fiscal years.

(2)	SARs (Stock Appreciation Rights)

a.	Officers and employees

Since 2023, the Company has been granting SARs to certain of its officers and employees. Each SAR corresponds to a virtual number of shares, with the cash difference between the grant price and the market price payable one year from the grant date. The rights are subject to a service-based vesting condition requiring the participant to be in active employment at the time of payout. SARs are scheduled to be settled in two separate installments.

(As of June 30, 2026)

Date	Type of shares granted	Number of shares granted	Grantees / Number of grantees	Condition for payment	Timing of delivery
July 1, 2023	Common shares (virtual)	22,633	252 officers and employees	Payable upon continued service at the time of payment	After July 2024 and after July 2025
July 1, 2024		11,785	257 officers and employees	Payable upon continued service at the time of payment	After July 2025 and after July 2026
July 1, 2025		9,779	252 officers and employees	Payable upon continued service at the time of payment	After July 2026 and after July 2027

*	Based on the past three fiscal years.

b.	Directors

SARs based on total shareholder return (“TSR”) were granted to directors in 2022. A certain number of virtual shares corresponding to a fixed percentage of each grantee’s annual salary are granted. If the stock price (weighted average) as of the exercise notice date during the exercise period, together with dividends, exceeds the stock price at the time of grant, the Company delivers common shares in an amount equal to the product of the TSR appreciation, reflecting relative performance compared to peer companies, and the number of granted shares.

The SARs become exercisable for a four-year period beginning three years after the grant date, and remain valid only if the grantee satisfies a minimum service period of two years from the grant date. In addition, in the event of a bonus issue, stock split, reverse stock split, stock dividend or similar corporate action, the number of granted shares is adjusted by applying the relevant adjustment ratio.

(As of June 30, 2026)

Date	Type of shares granted	Number of shares granted	Grantees / Number of grantees	Condition for payment	Timing of delivery (Note 3)
March 17, 2022	Common shares (virtual)	73,072 (Note 1)	1 director	Continued service for at least two years from the grant date	After the exercise of rights during the period from March 2025 to March 2029
April 27, 2022		46,685 (Note 2)	1 director	Continued service for at least two years from the grant date	After the exercise of rights during the period from April 2025 to April 2029

*	Based on the past three fiscal years.
(1)	Represents the finalized quantity for delivery upon exercise of rights. The quantity delivered during the reporting period was 9,513 shares and the undelivered quantity was 49,879 shares.
(2)	Represents the finalized quantity for delivery upon exercise of rights. The quantity delivered during the reporting period was 11,640 shares and the undelivered quantity was 35,045 shares.
(3)

The finalized quantity shall be delivered in a lump sum or in installments at the request of the grantee. If the quantity for delivery exceeds the limit on director compensation, it may be delivered in installments within such limit.

(3)	PSU (Performance Shared Unit)

Since 2023, pursuant to applicable resolutions of the Human Resources and Compensation Committee, the Company has been granting PSUs to certain of its officers and employees. Each year, the Company grants a number of PSUs corresponding to a fixed percentage of the grantee’s annual salary, with grantees able to elect either an annual or quarterly grant calculation cycle. After a three-year vesting period, the PSUs settle in cash or common shares based on the achievement of performance targets tied to the Company’s absolute share price appreciation, as adjusted for its relative share price performance against the KOSPI 200 Index. In the case of exceptional performance, grantees may receive additional shares of up to 100% of the number of shares initially subject to the PSU award. If the grantee’s employment with the Company’s is terminated within two years of January 1 of the year the PSUs were granted, the PSUs are forfeited. The number of shares granted is subject to adjustments in cases of certain events including capital increases, stock splits, reverse stock splits and distribution of stock dividends.

(As of June 30, 2026)

Date	Type of shares granted	Number of shares granted	Grantees / Number of grantees	Condition for payment	Timing of delivery
January 1, 2023	Common shares (virtual)	426,475 (Note 1)	234 officers and employees	Continued service for at least two years from the grant date	After January 2026
January 1, 2024		128,968	259 officers and employees	Continued service for at least two years from the grant date	After January 2027
April 1, 2024		69	1 officer or employee	Continued service for at least two years from the grant date	After January 2027
July 1, 2024		53	1 officer or employee	Continued service for at least two years from the grant date	After January 2027
October 1, 2024		72	1 officer or employee	Continued service for at least two years from the grant date	After January 2027

*	Based on the past three fiscal years.
(1)

Represents the finalized quantity. The quantity delivered during the reporting period was 372,335 shares and the undelivered quantity was 90,140 shares. With respect to the quantity to be delivered to directors (including those who served as directors for a portion of the three-year performance period following the grant), any undelivered quantity that exceeds the limit on director compensation shall be delivered in installments within such limit in subsequent periods.

IX.	RELATED PARTY TRANSACTIONS

1. Credits Provided to Related Parties

A.	Details of Advances and Loans

(As of June 30, 2026)						(Unit: in millions of US$)

Name of counterparty	Relationship to Company	Type	Start date	Maturity date	Purpose	Loan amount	Ending balance	Interest rate
SK hynix Semiconductor (Dalian) Co., Ltd.	Foreign subsidiary	Long- term loan	Jan, 19, 2022	Jul. 12, 2027	Working capital	1,000	1,000	3 months SOFR + 1.0%
SK hynix Semiconductor (Dalian) Co., Ltd.	Foreign subsidiary	Long- term loan	Feb. 9, 2022	Jul. 12, 2027	Working capital	1,000	1,000	3 months SOFR + 1.0%
SK hynix Semiconductor (Dalian) Co., Ltd.	Foreign subsidiary	Long- term loan	Feb. 15, 2022	Jul. 12, 2027	Working capital	1,000	429	3 months SOFR + 1.0%
SK hynix NAND Product Solutions	Foreign subsidiary	Long- term loan	Aug. 11, 2022	Aug. 11, 2026	Working capital	300	300	3 months SOFR + 0.7%
SK hynix NAND Product Solutions	Foreign subsidiary	Long- term loan	Feb. 15, 2023	Feb. 15, 2027	Working capital	300	100	3 months SOFR + 0.7%
SK hynix NAND Product Solutions	Foreign subsidiary	Long- term loan	Sept. 14, 2023	Sept. 14, 2027	Working capital	350	350	3 months SOFR + 0.7%
SK hynix NAND Product Solutions	Foreign subsidiary	Long- term loan	Oct. 17, 2023	Sept. 14, 2027	Working capital	250	250	3 months SOFR + 0.7%
SK hynix NAND Product Solutions	Foreign subsidiary	Long- term loan	Nov.14, 2023	Sept. 14, 2027	Working capital	200	200	3 months SOFR + 0.7%
SK hynix NAND Product Solutions	Foreign subsidiary	Long- term loan	Dec. 19, 2023	Sept. 14, 2027	Working capital	200	200	3 months SOFR + 0.7%

*	No collateral has been provided to the Company by its subsidiaries in connection with the Company’s loans.
**

Pursuant to Article 542-9 of the Commercial Act, where the amount of an individual loan exceeds 1/100 of the Company’s sales for the immediately preceding fiscal year, or where the Company’s internal Board of Directors regulations are otherwise satisfied, such loan is subject to approval by a resolution of the Board of Directors or the Audit Committee.

B.	Status of Debt Guaranteess

See “X. Other Information Relating to the Protection of Investors — 2. Contingent Liabilities — B. Status of Debt Guarantees” appearing elsewhere in this report.

2. Transfer of Assets to/from Parent to Subsidiaries and Other Transactions

A.	Details of Transfer of Assets

(For the six months ended June 30, 2026)				(Unit: in millions of Won)

Counterparty	Relationship	Subject of transaction	Transaction date	Transaction amount	Transaction type	Purpose	Gain (loss) on disposal
SK hynix Semiconductor (China) Ltd.	Foreign subsidiary	Machinery and equipment	January 2026	6,211	Sale	Production efficiency improvement	3,245
HITECH Semiconductor (Wuxi) Co., Ltd.	Foreign subsidiary	Machinery and equipment	February 2026	215	Sale	Production efficiency improvement	215
SK hynix Semiconductor (China) Ltd.	Foreign subsidiary	Machinery and equipment	February 2026	1,419	Sale	Production efficiency improvement	1,419
SK hynix Semiconductor (China) Ltd.	Foreign subsidiary	Machinery and equipment	March 2026	2,380	Sale	Production efficiency improvement	2,380

SK hynix Semiconductor (China) Ltd.	Foreign subsidiary	Machinery and equipment	April 2026	2,723	Sale	Production efficiency improvement	2,723
SK hynix Semiconductor (CHONGQING) Ltd	Foreign subsidiary	Machinery and equipment	April 2026	1,362	Sale	Production efficiency improvement	1,282
SK hynix Semiconductor (China) Ltd.	Foreign subsidiary	Machinery and equipment	May 2026	1,401	Sale	Production efficiency improvement	1,401
SK hynix Semiconductor (CHONGQING) Ltd	Foreign subsidiary	Machinery and equipment	May 2026	687	Sale	Production efficiency improvement	687
HITECH Semiconductor (Wuxi) Co., Ltd.	Foreign subsidiary	Machinery and equipment	June 2026	370	Sale	Production efficiency improvement	370
SK hynix Semiconductor (China) Ltd.	Foreign subsidiary	Machinery and equipment	June 2026	1,184	Sale	Production efficiency improvement	1,184
SK hynix Semiconductor (CHONGQING) Ltd.	Foreign subsidiary	Machinery and equipment	June 2026	657	Sale	Production efficiency improvement	656
SK hynix Semiconductor (China) Ltd.	Foreign subsidiary	Machinery and equipment	January 2026	20,079	Purchase	Production efficiency improvement	—
SK hynix Semiconductor (China) Ltd.	Foreign subsidiary	Machinery and equipment	February 2026	6,680	Purchase	Production efficiency improvement	—
SK hynix Semiconductor (Dalian) Co., Ltd.	Foreign subsidiary	Machinery and equipment	February 2026	10,788	Purchase	Production efficiency improvement	—
SK hynix Semiconductor (China) Ltd.	Foreign subsidiary	Machinery and equipment	March 2026	14,260	Purchase	Production efficiency improvement	—
SK hynix Semiconductor (China) Ltd.	Foreign subsidiary	Machinery and equipment	April 2026	11,660	Purchase	Production efficiency improvement	—
SK hynix Semiconductor (China) Ltd.	Foreign subsidiary	Machinery and equipment	May 2026	8,555	Purchase	Production efficiency improvement	—
SK hynix Semiconductor (CHONGQING) Ltd.	Foreign subsidiary	Machinery and equipment	June 2026	783	Purchase	Production efficiency improvement	—
SK hynix Semiconductor (China) Ltd.	Foreign subsidiary	Machinery and equipment	June 2026	14,270	Purchase	Production efficiency improvement	—

*	Based on the Company’s separate financial statements.
*

Basis for determining the transaction amount between the entities: transaction amount plus incidental expenses. The transaction amount was reasonably determined taking into account appraisal valuations and market value.

*	The transaction date is based on the date of sale in the case of a sale, and the date of purchase in the case of a purchase.

3. Transactions with Subsidiaries

(For the six months ended June 30, 2026)		(Unit: in millions of Won)

Counterparty (relationship with the Company)	Type of transaction	Transaction period	Description of transaction	Transaction amount
SK hynix America Inc. (overseas sales subsidiary)	Sales, purchases, etc.	January 1, 2026 – June 30, 2026	Semiconductor sales, etc.	76,050,504
SK hynix (Wuxi) Semiconductor Sales Ltd. (overseas sales subsidiary)	Sales, purchases, etc.	January 1, 2026 – June 30, 2026	Semiconductor sales, etc.	27,718,106
SK hynix Semiconductor Taiwan Inc. (overseas sales subsidiary)	Sales, purchases, etc.	January 1, 2026 – June 30, 2026	Semiconductor sales, etc.	5,043,256
SK hynix Asia Pte. Ltd. (overseas sales subsidiary)	Sales, purchases, etc.	January 1, 2026 – June 30, 2026	Semiconductor sales, etc.	4,474,143

*	Transactions equal to or exceeding 5% of total revenue (on a separate basis) for the most recent fiscal year are subject to this disclosure.

4. Equity Compensation Transactions with Certain Related Parties

(As of June 30, 2026)								(Unit: in shares)

						Cumulative changes
Counterparty (relationship with the Company)	Date of grant / payment (cancellation)	Type	New grants	Cumulative grants	Shares paid during the reporting period	Paid	Cancelled	Unpaid as of end of reporting period	Condition for payment	Timing of delivery	Basis and procedures for grant
Nohjung Kwak (Executive Director)	April 27, 2022	SARs*	—	46,685	11,640	11,640	—	35,045	Continued service for at least two years from the grant date	After the exercise of rights during the period from April 2025 to April 2029	Following a resolution of the Human Resources and Compensation Committee, a contract was executed with the grantee
	January 1, 2023	PSU**	—	29,369	624	624	—	28,745	Continued service for at least two years from the grant date	After January 2026	Following a resolution of the Human Resources and Compensation Committee, a contract was executed with the grantee
	February 24, 2023	Stock Grant	—	1,805	—	1,805	—	—	—	Grant date	Following a resolution of the Board of Directors
	January 1, 2024	PSU	—	10,297	—	—	—	10,297	Continued service for at least two years from the grant date	After January 2027	Following a resolution of the Human Resources and Compensation Committee, a contract was executed with the grantee
	April 26, 2024	Stock Grant	—	804	—	804	—	—	—	Grant date	Following a resolution of the Board of Directors
	January 24, 2025	Stock Grant	950	950	950	950	—	—	—	Grant date	Following a resolution of the Board of Directors
Seon Yong Cha (Executive Director)	January 1, 2023	PSU***	—	5,554	5,554	5,554	—	—	Continued service for at least two years from the grant date	After January 2026	Following approval of the Representative Director, a contract was executed with the grantee
	January 1, 2024	PSU	—	1,604	—	—	—	1,604	Continued service for at least two years from the grant date	After January 2027	Following approval of the Representative Director, a contract was executed with the grantee

(1)	A total of 46,685 common shares in SARs, 39,666 PSUs (virtual) and 3,559 common shares in stock grants were granted to Nohjung Kwak, a related person (officer of an affiliate).
*	The 2022 SARs grant (48,263 shares) was finalized at 46,685 shares upon achievement of the payment conditions.
**	The 2023 PSU grant (13,755 shares) was finalized at 29,369 shares upon achievement of the payment conditions.
(2)	A total of 7,158 PSUs (virtual) were granted to Seon Yong Cha, a related person (officer of an affiliate).
***	Represents the finalized quantity upon achievement of the payment conditions for the 2023 PSU grant.

5. Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

None.

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

(As of June 30, 2026)

Date reported	Report title	Details	Progress of reported matter
September 6, 2022	Future Business Plan

Starting October 2022, the Company plans to build M15X, an extension of the existing M15 fab, in the land previously obtained by the Company in the Cheongju Technopolis Industrial Complex. The Company plans to invest approximately Won 15 trillion in the construction of the facility and acquisition and installation of equipment.

Since the date of the original report, the Company has made further determinations on the investment amount (Won 5,296.5 billion) and investment period (from April 24, 2024 to October 30, 2026) at the meeting of its board of directors on April 24, 2024.

In progress

July 26, 2024	New Facility Investment	The Company disclosed its plan to invest Won 9,411.5 billion to construct a new fab in the Yongin Semiconductor Cluster in order to respond to demand for AI semiconductors and secure foundations for the Company’s future growth.	In progress

February 25, 2026	New Facility Investment	The Company disclosed its plan to invest Won 21,608.1 billion to construct Phases 2 through 6 of its Yongin Semiconductor Cluster in order to establish medium- to long-term manufacturing infrastructure in light of increased demand for semiconductors.	In progress

March 25, 2026	Clarification Regarding Rumors or Media Reports	In response to the inquiry disclosure request regarding media reports on the Company’s pursuit of listing its treasury shares on a U.S. stock exchange (December 9, 2025), the Company disclosed that, as part of the procedures for listing on a U.S. securities market, it confidentially submitted a registration statement relating to the initial public offering of its American Depositary Receipts (“ADR”s) to the U.S. Securities and Exchange Commission (SEC) on March 24, 2026. The Company is targeting a listing within 2026. However, the specific details, including the size, method and timeline of the public offering, have not yet been finalized. The final determination on whether to proceed with the listing will be made after comprehensively considering the SEC’s review of the registration statement, market conditions, book-building results and other relevant circumstances.	—

April 22, 2026	Future Business Plan	Commencing in April 2026, the Company plans to construct an advanced packaging fab named P&T7 in the Cheongju Technopolis Industrial Complex. The Company expects to invest approximately Won 19 trillion in the construction of the facility and acquisition and installation of equipment.	In progress

June 29, 2026	Future Business Plan

The Company disclosed its medium- to long-term investment strategy to proactively address the growing global demand for AI memory.

The strategy encompasses the following: (1) the Yongin Semiconductor Cluster (approximately Won 600 trillion), where the Company plans to complete the construction of a fourth fab by 2033, reflecting demand projections, followed by phased investments in production facilities and equipment; (2) the Cheongju Production Base (approximately Won 100 trillion), where the Company plans to invest in the construction of a new fab and introduction of production equipment, as well as strengthen capabilities in advanced packaging for HBM back-end processes; and (3) the Southwestern Cluster (approximately Won 400 trillion), where the Company plans to pursue phased investments in a new production base in the southwestern region, including site acquisition, fab construction and introduction of production facilities.

In progress

2. Contingent Liabilities

A.	Material Legal Proceedings

(1)	Litigation and patent claims, etc.

As of June 30, 2026, the Company is responding to various disputes related to intellectual property rights and other matters. Where there is a present obligation arising from past events, for which there is a high probability of an outflow of resources in the future and the amount of the loss can be reliably estimated, the Company recognizes such amounts as liabilities. As of June 30, 2026, there are no amounts recognized as liabilities in connection with the foregoing.

For more detailed information regarding the Company’s contingent liabilities and other matters, see Note 29 to the Company’s consolidated interim financial statements included elsewhere in this report.

B.	Status of Debt Guarantees

The Company has provided a payment guarantee amounting to RMB 566 million to Wuxi Xinfa Group Co., Ltd. on behalf of Hystars Semiconductor (Wuxi) Co., Ltd., a joint venture.

The Company has provided payment guarantees of US$71 million and PLN 12 million to its subsidiaries, SK hynix NAND Product Solutions Corp. and SK hynix memory solutions Poland sp. z o.o., respectively, for lease deposit guarantees, and has provided payment guarantees of US$1,028 million to its subsidiary, SK hynix Semiconductor West Lafayette LLC, for the fulfillment of the U.S. Department of Commerce DFA obligations and loan repayment obligations.

3. Status of Sanctions, etc.

A. Sanctions by Investigative or Juridical Agencies

None.

B. Sanctions by Administrative Agencies (Sanctions by Other Administrative or Public Institutions)

In 2024, administrative fines in an aggregate amount of Won 9.6 million were imposed on the Company in connection with a total of two incidents resulting in breaches of applicable environmental and safety regulations in Korea. The Company has paid all of such fines and taken certain remedial actions as necessary.

In 2025, administrative fines in an aggregate amount of Won 2.4 million were imposed on the Company in connection with a total of two incidents resulting in breaches of applicable environmental and safety regulations in Korea, and an administrative fine of RMB 264 thousand was imposed on the Company in connection with an incident resulting in a breach of applicable environmental regulations in China. The Company has paid all of such fines and taken certain remedial actions as necessary.

In 2026, administrative fines in an aggregate amount of Won 12.1 million were imposed on the Company in connection with a total of three incidents resulting in breaches of applicable safety regulations in Korea. The Company has paid all of such fines and taken certain remedial actions as necessary. In addition, a total of seven non-monetary administrative measures were imposed on the Company, including operation suspension orders, improvement orders, a work suspension recommendation, a warning and a special inspection order, in connection with certain chemical leaks and fire-related incidents resulting in breaches of applicable environmental and safety regulations in Korea. The Company has implemented the required remedial actions as necessary.

4. Material Events Subsequent to the Reporting Period

The Company listed 177,900,000 ADSs, representing 17,790,000 common shares, on the Nasdaq Global Select Market on July 10, 2026. In connection therewith, the Company newly issued 17,790,000 common shares through a third-party allotment to Citibank, N.A., an overseas depositary, and such newly issued shares were additionally listed on the KRX KOSPI Market of the Korea Exchange on July 29, 2026.

Classification	Details

1. New share issuance	17,790,000 common shares

2. Method of issuance	Paid-in capital increase through third-party allotment

3. Issue price per new share (Note 1), (Note 2)	Won 2,242,301 (US$1,490)

4. Listed securities (Note 1)	177,900,000 ADSs

5. Stock exchange (country)	Nasdaq Global Select Market (United States)

6. Total issue amount (Note 2)	Won 39,890,534,790,000 (US$26,507,100,000)

7. Use of proceeds	Facility funds

(1)	Each ADS represents one-tenth of a common share, and the issue price per new share represents the converted amount of the public offering price for 10 ADSs, which was US$1,490.
(2)

The issue price and total issue amount were converted by applying the base exchange rate announced by Seoul Money Brokerage Services, Ltd. on the payment date (July 14, 2026), which was Won 1,504.90 per US$1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park
(Signature)
Name:	Seonghwan Park
Title:	Head of Investor Relations

Date: August 18, 2026

SK hynix Inc. and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2026 and 2025

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors of

SK hynix Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK hynix Inc. and its subsidiaries (collectively referred to as the “Group”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2026, the condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2026 and 2025, the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2026 and 2025, and notes comprising material accounting policy information and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements do not present fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

1

Other Matters

The consolidated statement of financial position of the Group as of December 31, 2025 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, were audited by us in accordance with Korean Standards on Auditing, and our report thereon, dated March 4, 2026, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2025, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

/s/ KPMG Samjong Accounting Corp.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 14, 2026

This report is effective as of August 14, 2026 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK hynix Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2026 and December 31, 2025 (Unaudited)

(In millions of Korean won)
	Notes	June 30, 2026		December 31, 2025
Assets
Current assets
Cash and cash equivalents	5,6	~~W~~	26,835,986	~~W~~	14,923,766
Short-term financial instruments	5,6		22,397,559		14,679,719
Short-term investment assets	5,6		38,724,378		5,338,768
Trade receivables, net	5,6,7,28		47,821,395		18,199,078
Loans and other receivables, net	5,6,7,28		497,971		386,343
Other financial assets	5,6,18		23,060		195,259
Inventories, net	8		17,985,706		14,289,390
Current tax assets			57,472		67,715
Other current assets	9		1,812,427		1,378,035

			156,155,954		69,458,073

Non-current assets
Investments in associates and joint ventures	10		1,334,773		1,320,927
Long-term financial instruments	5,6		7,101,803		—
Long-term investment assets	5,6		85,309,524		14,547,099
Loans and other receivables, net	5,6,7,28		348,401		420,036
Other financial assets	5,6,18		18,655		1,114,462
Property, plant and equipment, net	11,29		88,889,146		77,502,704
Right-of-use assets, net	12,28		2,387,896		2,336,457
Intangible assets, net	13		4,283,131		4,049,402
Investment property, net			182		188
Deferred tax assets			1,219,366		3,660,493
Employee benefit assets	17		1,532,049		1,552,888
Other non-current assets	9		281,334		144,930

			192,706,260		106,649,586

Total assets		~~W~~	348,862,214	~~W~~	176,107,659

See accompanying notes to the condensed consolidated interim financial statements.

3

SK hynix Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position, Continued

June 30, 2026 and December 31, 2025 (Unaudited)

(In millions of Korean won)
	Notes	June 30, 2026		December 31, 2025
Liabilities
Current liabilities
Trade payables	5,6,28	~~W~~	3,043,239	~~W~~	2,848,455
Other payables	5,6,20,28		6,052,556		6,434,144
Other non-trade payables	5,6,28		11,800,979		6,283,111
Borrowings	5,6,14,29		5,858,873		8,161,757
Other financial liabilities	5,6,18		1,009		4,913,879
Provisions	16		185,560		228,937
Current tax liabilities			31,958,025		7,023,813
Lease liabilities	5,6,12,28		526,461		547,296
Other current liabilities	15		830,349		937,607

			60,257,051		37,378,999

Non-current liabilities
Long-term other payables	5,6		371,989		375,141
Other non-trade payables	5,6		19,935		19,970
Borrowings	5,6,14,29		12,727,761		14,086,148
Other financial liabilities	5,6,18		890		2,487
Defined benefit liabilities, net	17		72,618		66,144
Deferred tax liabilities			7,836,633		248,395
Lease liabilities	5,6,12,28		2,000,044		1,962,647
Other non-current liabilities	15		2,882,065		1,300,977

			25,911,935		18,061,909

Total liabilities			86,168,986		55,440,908

Equity
Equity attributable to owners of the Parent Company
Capital stock	19		3,657,652		3,657,652
Capital surplus	19		11,876,156		8,953,714
Other equity	19,31		(242,620)		(1,348,598)
Accumulated other comprehensive income	19		4,819,699		2,676,862
Retained earnings	20		242,269,723		106,576,548

Total equity attributable to owners of the Parent Company			262,380,610		120,516,178
Non-controlling interests			312,618		150,573

Total equity			262,693,228		120,666,751

Total liabilities and equity		~~W~~	348,862,214	~~W~~	176,107,659

See accompanying notes to the condensed consolidated interim financial statements.

4

SK hynix Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-month and Six-month periods ended June 30, 2026 and 2025 (Unaudited)

(In millions of Korean won, except per share information)		Period Ended June 30
		2026				2025
	Notes	Three months		Six months		Three months		Six months
Revenue	4,21,28	~~W~~	79,318,746	~~W~~	131,895,033	~~W~~	22,231,952	~~W~~	39,871,093
Cost of sales	23,28		13,327,390		24,224,263		10,248,628		17,785,778

Gross profit			65,991,356		107,670,770		11,983,324		22,085,315
Selling and administrative expenses	22,23,28		5,448,748		9,517,879		2,770,473		5,431,960

Operating profit			60,542,608		98,152,891		9,212,851		16,653,355
Finance income	24		65,858,814		82,915,164		1,719,380		4,406,739
Finance expenses	24		3,640,903		6,664,386		2,172,268		2,936,872
Share of profit (loss) of equity-accounted investees	10		(20,122)		(46,900)		17,312		(23,797)
Other income	25,28		13,838		28,861		29,879		108,822
Other expenses	25,28		45,880		60,417		84,571		186,435

Profit before income tax			122,708,355		174,325,213		8,722,583		18,021,812
Income tax expense	26		28,785,762		40,056,711		1,726,367		2,917,401

Profit for the period		~~W~~	93,922,593	~~W~~	134,268,502	~~W~~	6,996,216	~~W~~	15,104,411
Other comprehensive income (loss)
Item that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability, net of tax	17		(30,245)		(74,270)		(2,290)		(5,350)
Items that are or may be reclassified to profit or loss:
Foreign operations – foreign currency translation differences, net of tax			1,074,083		2,083,466		(969,409)		(933,619)
Gain (loss) on valuation of derivatives, net of tax	18		(402)		(8,342)		6,491		(4,785)
Equity-accounted investees – share of other comprehensive income (loss), net of tax	10		15,741		82,609		(88,538)		(102,261)

Other comprehensive income (loss) for the period, net of tax			1,059,177		2,083,463		(1,053,746)		(1,046,015)

Total comprehensive income for the period		~~W~~	94,981,770		~~W~~136,351,965	~~W~~	5,942,470	~~W~~	14,058,396

Profit attributable to:
Owners of the Parent Company		~~W~~	93,820,236	~~W~~	134,150,412	~~W~~	6,997,228	~~W~~	15,104,309
Non-controlling interests			102,357		118,090		(1,012)		102
Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	94,864,501	~~W~~	136,218,979	~~W~~	5,943,034	~~W~~	14,057,088
Non-controlling interests			117,269		132,986		(564)		1,308
Earnings per share	27
Basic earnings per share (in Korean won)		~~W~~	132,126	~~W~~	189,546	~~W~~	10,135	~~W~~	21,890
Diluted earnings per share (in Korean won)		~~W~~	131,478	~~W~~	188,193	~~W~~	9,580	~~W~~	20,996

See accompanying notes to the condensed consolidated interim financial statements.

5

SK hynix Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Six-month periods ended June 30, 2026 and 2025 (Unaudited)

(In millions of Korean won)		Attributable to owners of the Parent Company
	Notes	Capital stock		Capital surplus		Other equity		Accumulated other comprehensive income (loss)		Retained earnings		Total		Non- controlling interests		Total equity
Balance at January 1, 2025		~~W~~	3,657,652	~~W~~	4,487,123	~~W~~	(2,191,549)	~~W~~	2,532,107	~~W~~	65,418,061	~~W~~	73,903,394	~~W~~	12,310	~~W~~	73,915,704
Comprehensive income (loss):
Profit for the period			—		—		—		—		15,104,309		15,104,309		102		15,104,411
Remeasurements of defined benefit liability, net of tax	17		—		—		—		—		(5,350)		(5,350)		—		(5,350)
Other comprehensive income of associate, net of tax	10		—		—		—		(102,261)		—		(102,261)		—		(102,261)
Loss on valuation of derivatives, net of tax	18		—		—		—		(4,785)		—		(4,785)		—		(4,785)
Foreign currency translation differences for foreign operations, net of tax			—		—		—		(934,825)		—		(934,825)		1,206		(933,619)

Total comprehensive income (loss) for the period			—		—		—		(1,041,871)		15,098,959		14,057,088		1,308		14,058,396

Transactions with owners of the Parent Company:
Changes in ownership in subsidiaries			—		64,562		—		—		—		64,562		—		64,562
Dividends paid	20		—		—		—		—		(1,159,114)		(1,159,114)		—		(1,159,114)
Disposal of treasury shares	19		—		150,654		78,296		—		—		228,950		—		228,950
Changes in consolidation scope			—		—		—		—		—		—		315		315
Share-based payment transactions	31		—		23,266		9,014		—		—		32,280		1,392		33,672

Total transactions with owners of the Parent Company			—		238,482		87,310		—		(1,159,114)		(833,322)		1,707		(831,615)

Balance at June 30, 2025		~~W~~	3,657,652	~~W~~	4,725,605	~~W~~	(2,104,239)	~~W~~	1,490,236	~~W~~	79,357,906	~~W~~	87,127,160	~~W~~	15,325	~~W~~	87,142,485

See accompanying notes to the condensed consolidated interim financial statements.

6

SK hynix Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity, Continued

Six-month periods ended June 30, 2026 and 2025 (Unaudited)

(In millions of Korean won)		Attributable to owners of the Parent Company
	Notes	Capital stock		Capital surplus		Other equity		Accumulated other comprehensive income (loss)		Retained earnings		Total		Non- controlling interests		Total equity
Balance at January 1, 2026		~~W~~	3,657,652	~~W~~	8,953,714	~~W~~	(1,348,598)	~~W~~	2,676,862	~~W~~	106,576,548	~~W~~	120,516,178	~~W~~	150,573	~~W~~	120,666,751
Comprehensive income (loss):
Profit for the period			—		—		—		—		134,150,412		134,150,412		118,090		134,268,502
Remeasurements of defined benefit liability, net of tax	17		—		—		—		—		(74,270)		(74,270)		—		(74,270)
Other comprehensive loss of associate, net of tax	10		—		—		—		82,609		—		82,609		—		82,609
Loss on valuation of derivatives, net of tax	18		—		—		—		(8,342)		—		(8,342)		—		(8,342)
Foreign currency translation differences for foreign operations, net of tax			—		—		—		2,068,570		—		2,068,570		14,896		2,083,466

Total comprehensive income (loss) for the period			—		—		—		2,142,837		134,076,142		136,218,979		132,986		136,351,965

Transactions with owners of the Parent Company:
Changes in ownership in subsidiaries			—		(68,951)		—		—		—		(68,951)		(66,570)		(135,521)
Dividends paid	20		—		—		—		—		(1,594,365)		(1,594,365)		—		(1,594,365)
Transfer of capital surplus to retained earnings	19,20		—		(4,083,635)		—		—		4,083,635		—		—		—
Disposal of treasury shares	19		—		6,995,013		257,846		—		—		7,252,859		—		7,252,859
Cancellation of treasury shares	19		—		—		872,237		—		(872,237)		—		—		—
Share-based payment transactions	31		—		80,015		(24,105)		—		—		55,910		95,629		151,539

Total transactions with owners of the Parent Company			—		2,922,442		1,105,978		—		1,617,033		5,645,453		29,059		5,674,512

Balance at June 30, 2026		~~W~~	3,657,652	~~W~~	11,876,156	~~W~~	(242,620)	~~W~~	4,819,699	~~W~~	242,269,723	~~W~~	262,380,610	~~W~~	312,618	~~W~~	262,693,228

See accompanying notes to the condensed consolidated interim financial statements.

7

SK hynix Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-month periods ended June 30, 2026 and 2025 (Unaudited)

(In millions of Korean won)
	Note	2026		2025
Cash flows from operating activities
Cash generated from operating activities	30	~~W~~	85,599,073	~~W~~	21,728,137
Interest received			356,933		180,200
Interest paid			(492,517)		(494,127)
Dividends received			13,983,648		25,932
Income tax paid			(7,704,636)		(3,250,301)

Net cash provided by operating activities			91,742,501		18,189,841

Cash flows from investing activities
Decrease in short-term financial instruments			11,083,958		3,642,179
Increase in short-term financial instruments			(15,143,352)		(7,557,759)
Increase in short-term investment assets, net			(32,988,854)		(954,531)
Decrease in long-term financial instruments			1,336		—
Increase in long-term financial instruments			(13,100,000)		—
Decrease in other financial assets			—		796
Increase in other financial assets			(5,044)		(2,305)
Collection of loans and other receivables			120,175		22,740
Increase in loans and other receivables			(10,028)		(9,500)
Proceeds from disposal of long-term investment assets			10,695,241		274,060
Acquisitions of long-term investment assets			(14,710,763)		(10,197)
Proceeds from disposal of property, plant and equipment			19,603		75,170
Acquisitions of property, plant and equipment			(18,328,836)		(10,615,739)
Proceeds from disposal of intangible assets			88		2,137
Acquisitions of intangible assets			(665,180)		(460,437)
Proceeds from disposal of investments in associates			5,397		7,726
Acquisitions of investments in associates			(7,100)		(4,500)
Cash outflow from business combination			—		(3,079,783)
Receipt of government grants			9,730		—

Net cash used in investing activities			(73,023,629)		(18,669,943)

Cash flows from financing activities
Proceeds from borrowings			2,774,316		3,175,749
Repayments of borrowings			(8,560,167)		(3,014,365)
Repayments of lease liabilities			(287,185)		(301,734)
Dividends paid			(1,594,365)		(1,159,114)
Issue of shares by subsidiaries and changes in ownership in subsidiaries			28,306		—
Proceeds from disposal of treasury shares			21,322		28,560
Others			—		8

Net cash used in financing activities			(7,617,773)		(1,270,896)
Effects of exchange rate changes on cash and cash equivalents			811,121		(332,862)
Classification as held for sale			—		(45,946)

Net increase (decrease) in cash and cash equivalents			11,912,220		(2,129,806)
Cash and cash equivalents at the beginning of the period			14,923,766		11,205,117

Cash and cash equivalents at the end of the period		~~W~~	26,835,986	~~W~~	9,075,311

See accompanying notes to condensed consolidated interim financial statements.

8

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

1.	General Information

(1)	General information about SK hynix Inc. (the “Parent Company”) and its subsidiaries (collectively referred to as the “Group”) is as follows:

The Parent Company manufactures, distributes and sells semiconductor products. The Parent Company was established on October 15, 1949 and its shares have been listed on the Korea Exchange since 1996. The Parent Company’s headquarter is located at 2091 Gyeongchung-daero, Bubal-eup, Icheon-si, Gyeonggi-do, South Korea, and the Group has manufacturing facilities in Icheon-si and Cheongju-si, South Korea, and Wuxi, Chongqing and Dalian, China.

As of June 30, 2026, the shareholders of the Parent Company are as follows:

	Number of shares		Percentage of ownership (%)
Shareholder	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
SK Square Co., Ltd.	146,100,000	146,100,000	20.50	20.07
Other investors	564,975,500	555,591,520	79.27	76.32
Treasury shares	1,626,865	26,310,845	0.23	3.61

	712,702,365	728,002,365	100.00	100.00

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange and the Luxembourg Stock Exchange, respectively.

9

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

1.	General Information, Continued

(2)	Details of the Group’s consolidated subsidiaries as of June 30, 2026 and December 31, 2025 are as follows:

				Ownership (%)
Company	Controlling company	Location	Business	2026	2025
SK hyeng Inc.	SK hynix Inc.	Korea	Construction and service	100.00	100.00
SK hystec Inc.	SK hynix Inc.	Korea	Business support and service	100.00	100.00
Happymore Inc.	SK hynix Inc.	Korea	Semiconductor apparel manufacturing, baking and services	100.00	100.00
SK hynix system ic Inc.	SK hynix Inc.	Korea	Semiconductor research and development and business support	100.00	100.00
HappyNarae Co., Ltd.	SK hynix Inc.	Korea	Industrial material supply	100.00	100.00
SK Keyfoundry Inc.	SK hynix Inc.	Korea	Semiconductor sales, manufacturing and others	100.00	100.00
SK hynix America Inc.	SK hynix Inc.	U.S.A	Semiconductor sales	100.00	100.00
SK hynix Deutschland GmbH	SK hynix Inc.	Germany	Semiconductor sales	100.00	100.00
SK hynix Asia Pte. Ltd.	SK hynix Inc.	Singapore	Semiconductor sales	100.00	100.00
SK hynix Semiconductor Hong Kong Ltd.	SK hynix Inc.	Hong kong	Semiconductor sales	100.00	100.00
SK hynix U.K. Ltd.	SK hynix Inc.	U.K.	Semiconductor sales	100.00	100.00
SK hynix Semiconductor Taiwan Inc.	SK hynix Inc.	Taiwan	Semiconductor sales	100.00	100.00
SK hynix Japan Inc.	SK hynix Inc.	Japan	Semiconductor sales	100.00	100.00
SK hynix Semiconductor India Private Ltd.	SK hynix Asia Pte. Ltd.	India	Semiconductor sales	100.00	100.00
SK hynix (Wuxi) Semiconductor Sales Ltd.	SK hynix Inc.	China	Semiconductor sales	100.00	100.00
SK hynix Semiconductor (China) Ltd.	SK hynix Inc.	China	Semiconductor manufacturing	100.00	100.00
SK hynix memory solutions Taiwan Ltd.	SK hynix Inc.	Taiwan	Semiconductor research and development	100.00	100.00
SK APTECH Ltd.	SK hynix Inc.	Hong kong	Overseas investment	100.00	100.00
SK hynix Ventures Hong Kong Ltd.	SK hynix Inc.	Hong kong	Overseas investment	100.00	100.00
Gauss Labs Inc.[1]	SK hynix Inc.	U.S.A	Information and Communications Industry	95.98	97.38
SK hynix NAND Product Solutions Corp.[3,4]	SK hynix Inc.	U.S.A	Semiconductor sales, research and development and others	98.16	97.48
SK hynix Semiconductor (Dalian) Co., Ltd.	SK hynix Inc.	China	Semiconductor manufacturing	100.00	100.00
SK hynix memory solutions Poland sp. z o.o.	SK hynix Inc.	Poland	Semiconductor research and development	100.00	100.00
SK hynix Semiconductor (Chongqing) Ltd.	SK APTECH Ltd.	China	Semiconductor manufacturing	100.00	100.00
SK hynix memory solutions America Inc.	SK hynix America Inc.	U.S.A	Semiconductor research and development	100.00	100.00
SK hynix (Wuxi) Investment Ltd.	SK hynix Semiconductor (China) Ltd.	China	Overseas investment	100.00	100.00

10

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

1.	General Information, Continued

(2)	Details of the Group’s consolidated subsidiaries as of June 30, 2026 and December 31, 2025 are as follows, Continued:

				Ownership (%)
Company	Controlling company	Location	Business	2026	2025
SK hynix (Wuxi) Industry Development Ltd.	SK hynix (Wuxi) Investment Ltd.	China	Foreign hospital construction	100.00	100.00
SK hynix Happiness (Wuxi) Hospital Management Ltd.	SK hynix (Wuxi) Investment Ltd.	China	Foreign hospital operation	70.00	70.00
SK hynix cleaning (Wuxi) Ltd.	SK hynix (Wuxi) Investment Ltd.	China	Building maintenance and others	100.00	100.00
SUZHOU HAPPYNARAE Co., Ltd.	HappyNarae Co., Ltd.	China	Overseas industrial material supply	100.00	100.00
CHONGQING HAPPYNARAE Co., Ltd.	SUZHOU HAPPYNARAE Co., Ltd.	China	Overseas industrial material supply	100.00	100.00
SK hynix (Wuxi) Education Service Development Co., Ltd.	SK hynix (Wuxi) Education Technology Co., Ltd.	China	Overseas education	100.00	100.00
HappyNarae America LLC[2]	HappyNarae Co., Ltd.	U.S.A	Overseas industrial material supply	100.00	100.00
HappyNarae Hungary Kft[2]	HappyNarae Co., Ltd.	Hungary	Overseas industrial material supply	100.00	100.00
SK hynix (Wuxi) Education Technology Co., Ltd.	SK hynix (Wuxi) Investment Ltd.	China	Overseas education	100.00	100.00
Solidigm Inc. [1,3,4,5]	SK hynix NAND Product Solutions Corp.	U.S.A	Semiconductor sales, research and development and others	96.86	—
SK hynix NAND Product Solutions Taiwan Co., Ltd. [1,3]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[6]	Taiwan	Semiconductor research and development and sales	96.86	97.48
SK hynix NAND Product Solutions Canada Ltd. [1,3]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[6]	Canada	Semiconductor research and development	96.86	97.48
SK hynix NAND Product Solutions Mexico, S. DE R.L. DE C.V. [1,3]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[6]	Mexico	Semiconductor research and development	96.86	97.48
SK hynix NAND Product Solutions UK Limited[1,3]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[6]	U.K.	Semiconductor sales	96.86	97.48
SK hynix NAND Product Solutions Israel Ltd. [1,3]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[6]	Israel	Semiconductor sales	96.86	97.48
SK hynix NAND Product Solutions International LLC[1,3]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[6]	U.S.A	Semiconductor sales	96.86	97.48
SK hynix NAND Product Solutions Asia Pacific LLC[1,3]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[6]	U.S.A	Semiconductor sales	96.86	97.48
SK hynix NAND Product Solutions Malaysia Sdn. Bhd.[1,3]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[6]	Malaysia	Semiconductor sales	96.86	97.48

11

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

1.	General Information, Continued

(2)	Details of the Group’s consolidated subsidiaries as of June 30, 2026 and December 31, 2025 are as follows, Continued:

				Ownership (%)
Company	Controlling company	Location	Business	2026	2025
SK hynix NAND Product Solutions Malaysia Sdn. Bhd. [1,3]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[6]	Malaysia	Semiconductor sales	96.86	97.48
SK HYNIX NAND PRODUCT SOLUTIONS POLAND sp. z o.o.[1,3]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[6]	Poland	Semiconductor research and development	96.86	97.48
SK hynix NAND Product Solutions (Beijing) Co., Ltd. [1,3]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[6]	China	Semiconductor sales	96.86	97.48
SK Hynix NAND Product Solutions (Shanghai) Co., Ltd. [1,3]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[6]	China	Semiconductor research and development	96.86	97.48
Intel NDTM US LLC[1,3]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[6]	U.S.A	Semiconductor research and development	96.86	97.48
SHIFTIX HOLDINGS LLC[3,5]	SK hynix NAND Product Solutions Corp.	U.S.A	Overseas investment	98.16	—
SHIFTIX1 LLC[3,7]	SHIFTIX HOLDINGS LLC	U.S.A	Overseas investment	98.16	—
SK Keyfoundry America Inc.	SK Keyfoundry Inc.	U.S.A	Semiconductor sales	100.00	100.00
SK Keyfoundry Shanghai Co., Ltd.	SK Keyfoundry Inc.	China	Semiconductor sales	100.00	100.00
SK Powertech	SK Keyfoundry Inc.	Korea	Semiconductor manufacturing	99.42	99.42
SK hynix semiconductor storage technology (Dalian) Co., Ltd.	SK hynix Semiconductor (Dalian) Co., Ltd.	China	Semiconductor manufacturing support	100.00	100.00
SK hynix Semiconductor West Lafayette LLC	SK hynix America Inc.	U.S.A	Semiconductor manufacturing	100.00	100.00
Solidigm NAND Product Solutions (Dalian) Co., Ltd.[1,3,8]	SK hynix NAND Product Solutions UK Limited	China	Semiconductor sales	96.86	—
MMT (Money Market Trust)	—	Korea	Money Market Trust	100.00	100.00

[1]	The entity’s ownership interest decreased due to exercise of the stock options by the employees of subsidiaries during the six-month period ended June 30, 2026.
[2]	Liquidation is in progress as of June 30, 2026.
[3]

The entity’s ownership interest increased and decreased due to the purchase of employee-owned shares by the subsidiaries and third-party paid-in capital increases during the six-month period ended June 30, 2026.

[4]

As part of the business reorganization of SK hynix NAND Product Solutions Corp., the NAND flash memory and SSD sales and research and development businesses, including the related assets and liabilities previously held by SK hynix NAND Product Solutions Corp., were transferred to Solidigm Inc. during the six-month period ended June 30, 2026. In the course of this reorganization, SK hynix NAND Product Solutions Corp. acquired all restricted stock units (RSUs) previously granted to its employees.

[5]	The entity was newly established as a subsidiary of SK Hynix NAND Product Solutions Corp. during the six-month period ended June 30, 2026.
[6]	Certain subsidiaries have been transferred to Solidigm Inc. as of June 30, 2026, and the transfer of the remaining related subsidiaries to Solidigm Inc. is expected to be completed within 2026.
[7]	The entity was newly established as a subsidiary of SHIFTIX HOLDINGS LLC during the six-month period ended June 30, 2026.
[8]	The entity was newly established as a subsidiary of SK hynix NAND Product Solutions UK Ltd. during the six-month period ended June 30, 2026.

12

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

1.	General Information, Continued

(3)	Changes in the Group’s consolidated subsidiaries for the six-month period ended June 30, 2026 are as follows:

Type	Company	Reason
Addition	Solidigm Inc.	New establishment
	Solidigm NAND Product Solutions (Dalian) Co., Ltd.	New establishment
	SHIFTIX HOLDINGS LLC	New establishment
	SHIFTIX1 LLC	New establishment

(4)	Major subsidiaries’ summarized statements of financial position as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)	June 30, 2026						December 31, 2025
	Assets		Liabilities		Equity		Assets		Liabilities		Equity
SK hynix America Inc.	~~W~~	35,384,944	~~W~~	33,792,462	~~W~~	1,592,482	~~W~~	11,796,744	~~W~~	10,820,074	~~W~~	976,670
SK hynix Asia Pte. Ltd.		2,582,871		2,428,572		154,299		722,275		583,135		139,140
SK hynix Semiconductor Hong Kong Ltd.		1,216,340		976,718		239,622		1,083,795		866,247		217,548
SK hynix U.K. Ltd.		1,028,491		986,785		41,706		562,832		524,847		37,985
SK hynix Semiconductor Taiwan Inc.		2,384,999		2,328,050		56,949		885,042		850,369		34,673
SK hynix (Wuxi) Semiconductor Sales Ltd.		7,528,652		6,016,881		1,511,771		3,598,755		2,615,459		983,296
SK hynix Semiconductor (China) Ltd.		9,872,714		2,043,174		7,829,540		9,229,621		1,731,329		7,498,292
SK hynix Semiconductor (Chongqing) Ltd.		988,281		223,362		764,919		1,386,504		174,072		1,212,432
SK hynix NAND Product Solutions Corp. and subsidiaries[1]		19,858,215		11,632,055		8,226,160		12,555,237		10,282,219		2,273,018

[1]	Only summarized financial information of the NAND business has been presented.

13

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

1.	General Information, Continued

(5)	Major subsidiaries’ summarized statements of comprehensive income for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)	2026				2025
	Revenue		Net profit		Revenue		Net profit
SK hynix America Inc.	~~W~~	75,475,832	~~W~~	551,411	~~W~~	24,749,336	~~W~~	146,925
SK hynix Asia Pte. Ltd.		4,482,466		4,680		1,080,044		2,479
SK hynix Semiconductor Hong Kong Ltd.		4,156,094		7,422		1,122,017		3,466
SK hynix U.K. Ltd.		2,065,507		865		618,495		2,068
SK hynix Semiconductor Taiwan Inc.		5,067,670		27,780		1,409,925		4,332
SK hynix (Wuxi) Semiconductor Sales Ltd.		28,298,568		401,859		6,184,287		55,133
SK hynix Semiconductor (China) Ltd.		3,077,628		477,532		2,908,384		494,991
SK hynix Semiconductor (Chongqing) Ltd.		614,645		38,277		436,991		39,829
SK hynix NAND Product Solutions Corp. and subsidiaries[1]		12,250,694		5,839,588		3,355,653		132,068

[1]	Only summarized financial information of the NAND business has been presented.

(6)	There are no significant non-controlling interests to the Group as of June 30, 2026 and December 31, 2025.

14

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

2.	Material Accounting Policies

2.1	Basis of Consolidated Interim Financial Statements Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying condensed consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The accompanying consolidated interim financial statements have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of June 30, 2026.

2.1.1	New and amended standards or interpretations adopted by the Group

The Group has applied the following new and revised Korean IFRS Standards or interpretations that are effective from January 1, 2026.

(a) Amendments to Korean IFRS 1021 The Effects of Changes in Foreign Exchange Rates and 1101 First-time Adoption of International Financial Reporting Standards – Lack of Exchangeability

When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments do not have a significant impact on the consolidated interim financial statements.

15

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

2.	Material Accounting Policies

2.1	Basis of Consolidated Interim Financial Statements Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying condensed consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The Group’s consolidated interim financial statements for the six-month period ended June 30, 2026, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of June 30, 2026.

2.1.1	New and amended standards or interpretations adopted by the Group

The Group has applied the following new and amended IFRS Standards or interpretations that are effective from January 1, 2026.

(a) Amendments to Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures

Disclosure requirements have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments do not have a significant impact on the consolidated interim financial statements.

•	Clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system.

•	Clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion.

•

Add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term.

•	Update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

(b) Annual Improvements to Korean IFRS -Volume 11

The significant amendments are as follows. The amendments do not have a significant impact on the consolidated interim financial statements.

•	Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter

•	Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance

•	Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price

•	Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	Korean IFRS 1007 Statement of Cash Flows: Cost Method

16

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

2.	Material Accounting Policies, Continued

2.1.1	New and amended standards or interpretations adopted by the Group, Continued

(c) Amendments to Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures—Contracts Referencing Nature-dependent Electricity

Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption.

In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. The amendments do not have a significant impact on the consolidated interim financial statements.

2.1.2	New and amended standards or interpretations not yet adopted by the Group

The following new accounting standards and interpretations have been published and are not mandatory for June 30, 2026 reporting periods and have not been early adopted by the Group.

(a) New Standard: Korean IFRS 1118 Presentation and Disclosure in Financial Statements

Korean IFRS 1118 Presentation and Disclosure in Financial Statements replaces Korean IFRS 1001 Presentation of Financial Statements and includes new requirements aimed at enhancing comparability of financial performance between similar entities and providing more relevant information to users. While the amendments do not affect the recognition or measurement of items in the financial statements, they are expected to have an extensive impact on presentation and disclosure, including the income statement and the disclosure of management-defined performance measures.

The standard should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. In accordance with the retrospective application requirements, comparative information for all comparative periods presented shall be restated under Korean IFRS 1118.

Management is in the process of evaluating the impact of applying the new standard on the Group’s consolidated financial statements. Based on a preliminary assessment, the following potential effects have been identified.

17

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

2.	Material Accounting Policies, Continued

2.1.2	New and amended standards or interpretations not yet adopted by the Group, Continued

Adoption of the standard is not expected to have an impact on the Group’s net profit or loss; however, it will require revenues and expenses in the income statements to be classified into new categories, which is expected to have an impact on the calculation and presentation of operating profit (loss). Based on a preliminary impact assessment conducted by the Group, the following items have been identified as potentially affecting operating profit (loss).

•

Exchange differences currently presented in ‘Finance Income and Finance Expenses’ outside of operating profit may need to be presented separately in the new categories, and certain foreign exchange gains and losses may be presented in operating profit (loss).

•

The standard specifies detailed requirements for the categorization of gains and losses on derivative instruments. Such gains and losses should be presented in the same category as the income and expenses affected by the risks the derivative instruments are used to mitigate. Currently, the Group presents these gains and losses within finance income and expenses. Consequently, there may be changes to the classification of these items in the income statement.

Applying the concept of ‘a useful structured summary’ and the enhanced principles of aggregation and disaggregation may result in changes to the line items presented in the primary financial statements. In addition, goodwill must be presented separately on the statement of financial position; therefore, the Group will present goodwill and other intangible assets as separate line items.

The requirements for disclosing material information remain unchanged; therefore, the Group does not expect significant changes to the information currently disclosed in the Notes. However, as a result of the principles of aggregation and disaggregation, the way information is grouped may change. In addition, significant new disclosures will be required for the following matters.

•	Management-defined performance measure

•	A breakdown of line items classified by function within the operating category of the income statement into their nature (required only for specified nature expenses)

•

Reconciliation of differences for each line item in the income statement between the amounts previously presented under Korean IFRS 1001 and the restated amounts by applying Korean IFRS 1118 for the comparative period immediately preceding the period in which this standard is first applied.

There is a change in the presentation of interest received and interest paid in the statement of cash flows. Interest paid will be presented as cash flows from financing activities, and interest received as cash flows from investing activities, resulting in a change from the current presentation of cash flows from operating activities.

18

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

2.	Material Accounting Policies, Continued

2.2	Accounting Policies

Material accounting policies and method of computation used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated annual financial statements for the year ended December 31, 2025, except for the changes due to the application of amendments and enactments of standards described in Note 2.1.1 and as described below.

2.2.1	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income for the interim period.

The Group is subject to the Global Minimum Tax (Pillar Two). The Group has not recognized additional income tax expenses in relation to Pillar Two during the six-month period ended June 30, 2026 and applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

3.	Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously assessed, considering historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. These resulting accounting estimates may differ from the actual results.

Critical accounting estimates and assumptions made in the preparation of these consolidated interim financial statements are consistent with those applied in the preparation of the consolidated annual financial statements for the year ended December 31, 2025, except for the estimates used to determine the income tax expense.

19

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

4.	Operating Segment and Entity-wide Information

The Group has a single reportable segment that is engaged in the manufacture and sale of semiconductor products. The Chief Operating Decision Maker of the Group reviews the operational results of the semiconductor business with the reporting information which is prepared in the same manner with that used by management during the establishment of the Group’s business strategy.

(1)

The Group’s non-current assets (excluding financial assets, loans and other receivables, investment in associates and joint ventures, deferred tax assets and others) information by region based on the location of the Parent Company and its subsidiaries as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	June 30, 2026		December 31, 2025
Korea	~~W~~	85,025,205	~~W~~	74,293,530
China		11,224,256		10,533,204
Asia (other than China)		16,430		15,424
U.S.A.		1,100,316		738,739
Europe		7,531		5,672

	~~W~~	97,373,738	~~W~~	85,586,569

(2)

For the six-month period ended June 30, 2026, revenues of ~~W~~17,608,702 million (13.35%) and ~~W~~17,187,421 million (13.03%), each representing over 10% of the Group’s revenue, are derived from external Customer A and B, respectively. For the six-month period ended June 30, 2025, revenue of ~~W~~10,890,639 million(27.31%), over 10% of the Group’s revenue, is derived from the external customer A.

(3)	Entity-wide revenue information by region is disclosed in note 21 (3).

20

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

5.	Carrying Amounts of Financial Instruments by Categories

(1)	Carrying amounts of financial assets by categories as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)	June 30, 2026
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income or loss		Financial assets at amortized cost		Others		Total
Cash and cash equivalents	~~W~~	—	~~W~~	—	~~W~~	26,835,986	~~W~~	—	~~W~~	26,835,986
Short-term financial instruments		222,500		—		22,175,059		—		22,397,559
Short-term investment assets		38,724,378		—		—		—		38,724,378
Trade receivables[1]		—		1,415,263		46,406,132		—		47,821,395
Loans and other receivables		—		—		846,372		—		846,372
Other financial assets		32		—		16,425		25,258		41,715
Long-term financial instruments		—		—		7,101,803		—		7,101,803
Long-term investment assets		85,309,524		—		—		—		85,309,524

	~~W~~	124,256,434	~~W~~	1,415,263	~~W~~	103,381,777	~~W~~	25,258	~~W~~	229,078,732

[1]

The Group transferred certain portion of trade receivables, which are from specific customers, and derecognized the trade receivables from the consolidated financial statements when all the risks and rewards are substantially transferred. Accordingly, the Group recognized gain or loss on disposal of trade receivables.

(In millions of Korean won)	December 31, 2025
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income or loss		Financial assets at amortized cost		Others		Total
Cash and cash equivalents	~~W~~	—	~~W~~	—	~~W~~	14,923,766	~~W~~	—	~~W~~	14,923,766
Short-term financial instruments		222,500		—		14,457,219		—		14,679,719
Short-term investment assets		5,338,768		—		—		—		5,338,768
Trade receivables[1]		—		1,256,429		16,942,649		—		18,199,078
Loans and other receivables		—		—		806,379		—		806,379
Other financial assets		62		—		1,113,792		195,867		1,309,721
Long-term investment assets		14,547,099		—		—		—		14,547,099

	~~W~~	20,108,429	~~W~~	1,256,429	~~W~~	48,243,805	~~W~~	195,867	~~W~~	69,804,530

[1]

The Group transferred certain portion of trade receivables, which are from specific customers, and derecognized the trade receivables from the consolidated financial statements when all the risks and rewards are substantially transferred. Accordingly, the Group recognized gain or loss on disposal of trade receivables.

21

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

5.	Carrying Amounts of Financial Instruments by Categories, Continued

(2)	Carrying amounts of financial liabilities by categories as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)	June 30, 2026
	Financial liabilities at fair value through profit or loss		Financial liabilities at amortized cost		Others		Total
Trade payables	~~W~~	—	~~W~~	3,043,239	~~W~~	—	~~W~~	3,043,239
Other payables		—		6,424,545		—		6,424,545
Other non-trade payables[1]		—		2,457,773		—		2,457,773
Borrowings[2]		—		18,586,634		—		18,586,634
Lease liabilities		—		2,526,505		—		2,526,505
Other financial liabilities		102		1,475		322		1,899

	~~W~~	102	~~W~~	33,040,171	~~W~~	322	~~W~~	33,040,595

[1]

Among other non-trade payables, employee benefits liabilities that correspond to the Group’s obligations under the employee benefit plan were excluded because they were not subject to disclosure of financial instruments.

[2]

The Group participated in supplier-financing arrangements under letters of credit, where financial institutions pay the Group’s obligations to suppliers within a certain limit, and the Group subsequently repays the financial institution. There were no short-term borrowings under the supplier financing arrangements as of June 30, 2026.

(In millions of Korean won)	December 31, 2025
	Financial liabilities at fair value through profit or loss		Financial liabilities at amortized cost		Others		Total
Trade payables	~~W~~	—	~~W~~	2,848,455	~~W~~	—	~~W~~	2,848,455
Other payables		—		6,809,285		—		6,809,285
Other non-trade payables[1]		—		1,541,016		—		1,541,016
Borrowings[2]		—		22,247,905		—		22,247,905
Lease liabilities		—		2,509,943		—		2,509,943
Other financial liabilities		4,911,955		1,585		2,826		4,916,366

	~~W~~	4,911,955	~~W~~	35,958,189	~~W~~	2,826	~~W~~	40,872,970

[1]

Among other non-trade payables, employee benefits liabilities that correspond to the Group’s obligations under the employee benefit plan were excluded because they were not subject to disclosure of financial instruments.

[2]

The Group participated in supplier-financing arrangements under letters of credit, where a financial institution pay the Group’s obligations to suppliers within a certain limit, and the Group subsequently repays the financial institution. There were no short-term borrowings under the supplier financing arrangements as of December 31, 2025.

22

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

6.	Financial Risk Management

(1)	Financial risk management

The Group’s activities are exposed to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk. The consolidated interim financial statements do not include all the financial risk management policies and disclosures that are required in the consolidated annual financial statements; therefore, see the consolidated annual financial statements for full disclosure. There were no significant changes in risk management department and risk management policies subsequent to December 31, 2025.

(a)	Market risk

(i)	Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar, Euro, Chinese yuan and Japanese yen. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities in foreign currencies, and net investments in foreign operations.

Monetary foreign currency assets and liabilities as of June 30, 2026 are as follows:

(In millions of Korean won and millions of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
USD	47,876	~~W~~	73,800,740	17,128	~~W~~	26,402,128
JPY	1,361		12,956	125,727		1,196,892
CNY	1,932		438,442	3,013		683,944
EUR	28		49,636	398		700,737

Also, as described in Note 18, the Group entered into a currency interest rate swap contract to hedge interest rate risk and currency risk of foreign currency denominated bonds and borrowings.

When the exchange rate of the functional currency for each foreign currency fluctuates by 10% as of June 30, 2026, the impact of the change in the exchange rate on profit before income tax expenses are as follows:

(In millions of Korean won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	4,751,654	~~W~~	(4,751,654)
JPY		(118,394)		118,394
CNY		(24,550)		24,550
EUR		(65,110)		65,110

23

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

6.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

(a)	Market risk, Continued

(ii)	Interest rate risk

Interest rate risk of the Group is defined as the risk that the interest expenses arising from borrowings will fluctuate due to changes in future market interest rate. The interest rate risk mainly arises through floating rate borrowings, and is partially offset by interests received from floating rate financial assets.

The Group is managing cash flow interest rate risk using floating-to-fixed cross currency interest rate swaps. These interest rate swaps have an economic effect of converting floating interest borrowings into fixed interest borrowings. Generally, the Group borrows at a floating interest rate and then swaps at a fixed rate. Under the swap agreement, the Group will settle the difference between fixed interest costs and the floating interest costs calculated according to the principal agreed upon for each counterparty and specific period (mainly quarterly).

The Group is partially exposed to the risk of changing net interest costs due to changes in interest rates as of June 30, 2026. The Group has signed a currency interest rate swap contract on floating interest rate borrowings in foreign currency amount to ~~W~~117,925 million and an interest rate swap contract on floating interest rate borrowings in local currency of ~~W~~286,000 million. Therefore, the changes in interest costs subject to fluctuation of interest rates do not have an impact on the profit before income tax for the six-month period ended June 30, 2026.

As of June 30, 2025, if interest rates on borrowings and financial assets had been 100 basis points higher/lower with all other variables held constant, profit before income tax would have been ~~W~~19,855 million (2025: ~~W~~24,348 million) lower/higher over the next year, mainly as a result of higher/lower net interest costs on floating-rate borrowings and interest income on floating-rate financial assets.

(iii)	Price risk

The Group invests in equity and debt securities resulted from its business needs and the purpose of liquidity management. The Group’s equity and debt securities are exposed to price risk as of June 30, 2026.

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises mainly from operating and investing activities. In order to manage credit risk, the Group periodically evaluates the creditworthiness of each customer or counterparty through the analysis of its financial information, historical transaction records and other factors, based on which the Group establishes credit limits for each customer or counterparty.

24

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

6.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

(b)	Credit risk, Continued

(i)	Trade and other receivables

For each new customer, the Group individually analyzes its credit worthiness before standard payment and delivery terms and conditions are offered. In addition, the Group is continuously managing trade and other receivables by reevaluating the customer’s credit worthiness and securing collaterals in order to limit its credit risk exposure.

The Group reviews at the end of each reporting period whether trade and other receivables are impaired and maintains credit insurance policies to manage credit risk exposure from oversea customers. The extent of the Group’s exposure to credit risk as of June 30, 2026 is equal to the carrying amount of trade and other receivables.

(ii)	Other financial assets

Credit risk also arises from other financial assets such as cash and cash equivalents, short-term financial instruments, short-term and long-term investment assets, and short-term and long-term loans mainly due to the bankruptcy of each counterparty to those financial assets. The maximum exposure to credit risk as of June 30, 2026 is the carrying amount of those financial assets. The Group deposits cash and cash equivalents, short-term financial instruments and others in several financial institutions, and transacts only with banks and financial institutions with high credit ratings. Accordingly, management does not expect any significant loss from non-performance by the counterparties.

(c)	Liquidity risk

Liquidity risk is defined as the risk that the Group is unable to meet its short-term payment obligations on time due to deterioration of its business performance or inability to access financing. The Group forecasts its cash flow and liquidity status and sets action plans on a regular basis to manage liquidity risk proactively.

The Group invests surplus cash in interest-bearing current accounts, time deposits, and demand deposits choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts.

25

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

6.	Financial Risk Management, Continued

(2)	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends to shareholders, procure and repay borrowings, issue new shares, and sell assets.

The debt-to-equity ratio and net borrowing ratio as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	June 30, 2026		December 31, 2025
Total liabilities (A)	~~W~~	86,168,986	~~W~~	55,440,908
Total equity (B)		262,693,228		120,666,751
Cash and cash equivalents, and others[1] (C)		87,957,923		34,942,253
Total borrowings (D)		18,586,634		22,247,905
Debt-to-equity ratio (A/B)		32.80%		45.95%
Net borrowing ratio[2] (D-C)/B		—		—

[1]	Total amount of cash and cash equivalents, short-term financial instruments and short-term investment assets.
[2]	Net borrowing ratio is not disclosed because the ratio is negative.

Under major borrowing contracts, the Group is obliged to comply with a certain level of debt ratio and Loan-To-Value ratio. The Group has complied with all of these conditions as of June 30, 2026.

(3)	Fair value

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

26

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

6.	Financial Risk Management, Continued

(3)	Fair value, Continued

(a)

The following table presents the Group’s carrying amounts and fair values of financial instruments by categories, including their levels in the fair value hierarchy, as of June 30, 2026 and December 31, 2025:

(In millions of Korean won)			June 30, 2026
	Carrying amounts		Level 1		Level 2		Level 3		Total
Financial assets measured at fair value
Short-term financial instruments	~~W~~	222,500	~~W~~	—	~~W~~	—	~~W~~	222,500	~~W~~	222,500
Short-term investment assets		38,724,378		—		38,724,378		—		38,724,378
Trade receivables[1]		1,415,263		—		1,415,263		—		1,415,263
Long-term investment assets		85,309,524		—		82,041,303		3,268,221		85,309,524
Other financial assets		25,290		—		25,290		—		25,290

		125,696,955		—		122,206,234		3,490,721		125,696,955

Financial assets not measured at fair value
Cash and cash equivalents[2]		26,835,986		—		—		—		—
Short-term financial instruments[2]		22,175,059		—		—		—		—
Long-term financial instruments[2]		7,101,803		—		—		—		—
Trade receivables[2]		46,406,132		—		—		—		—
Loans and other receivables[2]		846,372		—		—		—		—
Other financial assets[2]		16,425		—		—		—		—

		103,381,777		—		—		—		—

Total financial asset	~~W~~	229,078,732	~~W~~	—	~~W~~	122,206,234	~~W~~	3,490,721	~~W~~	125,696,955

Financial liabilities measured at fair value
Other financial liabilities	~~W~~	424	~~W~~	—	~~W~~	424	~~W~~	—	~~W~~	424

Financial liabilities not measured at fair value
Trade payables[2]		3,043,239		—		—		—		—
Other payables[2]		6,424,545		—		—		—		—
Other non-trade payables[2]		2,457,773		—		—		—		—
Borrowings		18,586,634		—		18,559,338		—		18,559,338
Lease liabilities[2]		2,526,505		—		—		—		—
Other financial liabilities[2]		1,475		—		—		—		—

		33,040,171		—		18,559,338		—		18,559,338

Total financial liabilities	~~W~~	33,040,595	~~W~~	—	~~W~~	18,559,762	~~W~~	—	~~W~~	18,559,762

[1]

The Group transferred some of the trade receivables and substantially transferred the risks and rewards to the customer. Accordingly, the Group derecognized trade receivables from the consolidated financial statement on the date of assets transfer and recognized gain or loss on disposal of trade receivables.

[2]	The Group has not disclosed the fair values of financial assets and liabilities of which carrying amounts are considered to be a reasonable approximation of fair values.

27

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

6.	Financial Risk Management, Continued

(3)	Fair value, Continued

(a)

The following table presents the Group’s carrying amounts and fair values of financial instruments by categories, including their levels in the fair value hierarchy, as of June 30, 2026 and December 31, 2025, Continued:

(In millions of Korean won)
			December 31, 2025
	Carrying amounts		Level 1		Level 2		Level 3		Total
Financial assets measured at fair value
Short-term financial instruments	~~W~~	222,500	~~W~~	—	~~W~~	—	~~W~~	222,500	~~W~~	222,500
Short-term investment assets		5,338,768		—		5,338,768		—		5,338,768
Trade receivables[1]		1,256,429		—		1,256,429		—		1,256,429
Long-term investment assets		14,547,099		—		—		14,547,099		14,547,099
Other financial assets		195,929		—		195,929		—		195,929

		21,560,725		—		6,791,126		14,769,599		21,560,725

Financial assets not measured at fair value
Cash and cash equivalents[2]		14,923,766		—		—		—		—
Short-term financial instruments[2]		14,457,219		—		—		—		—
Trade receivables[2]		16,942,649		—		—		—		—
Loans and other receivables[2]		806,379		—		—		—		—
Other financial assets[2]		1,113,792		—		—		—		—

		48,243,805		—		—		—		—

Total financial asset	~~W~~	69,804,530	~~W~~	—	~~W~~	6,791,126	~~W~~	14,769,599	~~W~~	21,560,725

Financial liabilities measured at fair value
Other financial liabilities	~~W~~	4,914,781	~~W~~	—	~~W~~	4,914,781	~~W~~	—	~~W~~	4,914,781

Financial liabilities not measured at fair value
Trade payables[2]		2,848,455		—		—		—		—
Other payables[2]		6,809,285		—		—		—		—
Other non-trade payables[2]		1,541,016		—		—		—		—
Borrowings		22,247,905		—		22,449,184		—		22,449,184
Lease liabilities[2]		2,509,943		—		—		—		—
Other financial liabilities[2]		1,585		—		—		—		—

		35,958,189		—		22,449,184		—		22,449,184

Total financial liabilities	~~W~~	40,872,970	~~W~~	—	~~W~~	27,363,965	~~W~~	—	~~W~~	27,363,965

[1]

The Group transferred some of the trade receivables and substantially transferred the risks and rewards to the customer. Accordingly, the Group derecognized trade receivables from the consolidated financial statement on the date of assets transfer and recognized gain or loss on disposal of trade receivables.

[2]	The Group did not present fair values of financial assets and liabilities of which carrying amounts are considered to be a reasonable approximation of fair values.

28

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

6.	Financial Risk Management, Continued

(3)	Fair value, Continued

(b)	Valuation Techniques

The valuation techniques used to measure financial instruments with fair value level 2 and level 3 are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2025.

(c)

During the six-month period ended June 30, 2026, certain long-term investment assets were transferred from Level 3 to Level 2 as a result of changes in the valuation methodology. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. The changes in financial assets classified as level 3 fair value measurements for the six-month period ended June 30, 2026 are as follows:

(In millions of Korean won)
	Beginning Balance		Acquisition	Disposals	Gain on Valuation	Foreign Exchange Difference	Transfer	Ending Balance
Financial assets:
Short-term financial instruments	~~W~~	222,500	—	—	—	—	—	~~W~~	222,500
Long-term investment assets	~~W~~	14,547,099	2,111,992	(10,655,502)	62,943,900	397,942	(66,077,210)	~~W~~	3,268,221

29

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

7.	Trade Receivables and Loans and Other Receivables

(1)	Details of loans and other receivables as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	June 30, 2026		December 31, 2025
Current
Other receivables	~~W~~	97,269	~~W~~	89,511
Accrued income		288,690		156,266
Short-term loans		76,777		117,592
Short-term guarantee and other deposits		35,235		22,974

		497,971		386,343

Non-current
Long-term other receivables		82,667		74,024
Long-term loans		118,375		189,262
Guarantee deposits		147,078		156,488
Others		281		262

		348,401		420,036

	~~W~~	846,372	~~W~~	806,379

(2)	Trade receivables and loans and other receivables, net of provision for impairment, as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	June 30, 2026
	Gross amount		Provision for impairment		Carrying amount
Trade receivables	~~W~~	47,823,937	~~W~~	(2,542)	~~W~~	47,821,395
Current loans and other receivables		498,047		(76)		497,971
Non-current loans and other receivables		349,405		(1,004)		348,401

	~~W~~	48,671,389	~~W~~	(3,622)	~~W~~	48,667,767

(In millions of Korean won)
	December 31, 2025
	Gross amount		Provision for impairment		Carrying amount
Trade receivables	~~W~~	18,201,785	~~W~~	(2,707)	~~W~~	18,199,078
Current loans and other receivables		386,419		(76)		386,343
Non-current loans and other receivables		420,972		(936)		420,036

	~~W~~	19,009,176	~~W~~	(3,719)	~~W~~	19,005,457

30

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

8.	Inventories

Details of inventories as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	June 30, 2026
	Acquisition cost		Inventory valuation allowance		Carrying amount
Merchandise	~~W~~	9,432	~~W~~	(2,704)	~~W~~	6,728
Finished goods		3,203,472		(137,762)		3,065,710
Work-in-process		11,125,075		(46,273)		11,078,802
Raw materials		2,435,016		(24,085)		2,410,931
Supplies		1,387,688		(202,621)		1,185,067
Goods in transit		238,468		—		238,468

	~~W~~	18,399,151	~~W~~	(413,445)	~~W~~	17,985,706

(In millions of Korean won)
	December 31, 2025
	Acquisition cost		Inventory valuation allowance		Carrying amount
Merchandise	~~W~~	5,564	~~W~~	(261)	~~W~~	5,303
Finished goods		2,616,635		(209,670)		2,406,965
Work-in-process		9,290,708		(83,271)		9,207,437
Raw materials		1,507,058		(17,745)		1,489,313
Supplies		1,086,570		(183,958)		902,612
Goods in transit		277,760		—		277,760

	~~W~~	14,784,295	~~W~~	(494,905)	~~W~~	14,289,390

9.	Other Current and Non-current Assets

Details of other current and non-current assets as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	June 30, 2026		December 31, 2025
Current
Advance payments	~~W~~	120,227	~~W~~	73,312
Prepaid expenses		420,807		291,529
Value added tax refundable		1,158,832		876,429
Contract assets		102,298		125,240
Others		10,263		11,525

		1,812,427		1,378,035

Non-current
Long-term advance payments		113,792		79,810
Long-term prepaid expenses		35,601		33,778
Others		131,941		31,342

		281,334		144,930

	~~W~~	2,093,761	~~W~~	1,522,965

31

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

10.	Investments in Associates and Joint Ventures

(1)	General information of investments in associates and joint ventures is as follows:

Type	Investee	Location	Business
Associates	SK China Company Limited[1]	China	Consulting and investment
	SK South East Asia Investment Pte. Ltd.	Singapore	Consulting and investment
	SiFive, Inc.[2]	U.S.A	Design and manufacture of semiconductor
	Wuxi xinfa IC industry park., Ltd.	China	Developing science-technological park
Others

Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.[3]	China	Manufacture of semiconductor parts
	SK hynix system ic (Wuxi) Co., Ltd.[4,5]	China	Foundry factory construction
	Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor[3]	Korea	Investment
	Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor[3]	Korea	Investment
Others

[1]	Management of the Group is able to exercise significant influence over the entity by participating the Board of Directors. Accordingly, the investment has been classified as an associate.
[2]	The Group is able to exercise significant influence through its right to appoint a director to the Board of Directors of investee. Accordingly, the investment has been classified as an associate.
[3]	It has been classified to a joint venture as it is stated in the agreement that unanimous vote is required for relevant activities.
[4]	Net asset share amount and carrying amount of SK hynix system ic (Wuxi) Co., Ltd. were prepared based on the consolidated financial statements including Hystars Semiconductor (Wuxi) Co., Ltd.
[5]	As major decisions require the approval of two-thirds or more of the shareholders, the entity has been classified as an investment in a joint venture.

32

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

10.	Investments in Associates and Joint Ventures, Continued

(2)	Details of investments in associates and joint ventures as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	June 30, 2026					December 31, 2025
Investee	Ownership (%)	Net asset value		Carrying amount		Ownership (%)	Carrying amount
Associates:
SK China Company Limited	11.87	~~W~~	445,436	~~W~~	498,033	11.87	~~W~~	463,560
SK South East Asia Investment Pte. Ltd.	20.00		397,714		397,714	20.00		370,671
SiFive, Inc.	6.84		10,368		9,892	6.84		9,175
Wuxi xinfa IC industry park., Ltd.	30.00		51,029		51,029	30.00		46,990
Others			147,848		154,294			160,957
Joint venture:
HITECH Semiconductor (Wuxi) Co., Ltd.	45.00		150,654		150,347	45.00		152,015
SK hynix system ic (Wuxi) Co., Ltd.	49.79		(71,930)		27,571	49.79		78,548
Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor	33.33		10,068		10,068	33.33		9,039
Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor	37.50		20,205		20,205	37.50		19,574
Others			15,621		15,620			10,398

		~~W~~	1,177,013	~~W~~	1,334,773		~~W~~	1,320,927

(3)	Changes in investments in associates and joint ventures for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026
	Beginning balance		Acquisition		Share of profit (loss)		Other equity movement		Dividend		Recovery of principal		Ending balance
SK China Company Limited	~~W~~	463,560	~~W~~	—	~~W~~	3,768	~~W~~	30,705	~~W~~	—	~~W~~	—	~~W~~	498,033
SK South East Asia Investment Pte. Ltd.		370,671		—		(289)		27,332		—		—		397,714
SiFive, Inc.		9,175		—		—		717		—		—		9,892
Wuxi xinfa IC industry park., Ltd.		46,990		—		(348)		4,387		—		—		51,029
HITECH Semiconductor (Wuxi) Co., Ltd.		152,015		—		7,673		11,192		(20,533)		—		150,347
SK hynix system ic (Wuxi) Co., Ltd.		78,548		—		(54,202)		3,225		—		—		27,571
Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor		9,039		—		3,083		(54)		(430)		(1,570)		10,068
Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor		19,574		—		631		—		—		—		20,205
Others		171,355		7,100		(7,216)		5,105		(2,603)		(3,827)		169,914

	~~W~~	1,320,927	~~W~~	7,100	~~W~~	(46,900)	~~W~~	82,609	~~W~~	(23,566)	~~W~~	(5,397)	~~W~~	1,334,773

33

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

10.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month periods ended June 30, 2026 and 2025 are as follows, Continued:

(In millions of Korean won)	2025
	Beginning balance		Acquisition		Share of profit (loss)		Other equity movement		Dividend		Recovery of principal		Ending balance
SK China Company Limited	~~W~~	456,471	~~W~~	—	~~W~~	2,074	~~W~~	(38,936)	~~W~~	—	~~W~~	—	~~W~~	419,609
SK South East Asia Investment Pte. Ltd.		401,843		—		(15,738)		(35,252)		—		—		350,853
SiFive, Inc.		18,311		—		(7,056)		73		—		—		11,328
Wuxi xinfa IC industry park., Ltd.		44,895		—		1,922		(2,691)		—		—		44,126
HITECH Semiconductor (Wuxi) Co., Ltd.		157,255		—		5,861		(12,452)		(18,472)		—		132,192
SK hynix system ic (Wuxi) Co., Ltd.		688,702		—		(62,075)		(4,565)		—		—		622,062
Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor		11,237		—		73		(167)		—		—		11,143
Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor		22,459		—		(75)		—		—		(2,700)		19,684
Others		139,490		4,500		51,217		(8,271)		(1,420)		(5,026)		180,490

	~~W~~	1,940,663	~~W~~	4,500	~~W~~	(23,797)	~~W~~	(102,261)	~~W~~	(19,892)	~~W~~	(7,726)	~~W~~	1,791,487

34

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

10.	Investments in Associates and Joint Ventures, Continued

(4)	Major associates and joint ventures’ summarized financial information as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)	June 30, 2026
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
SK China Company Limited	~~W~~	2,380,173	~~W~~	1,765,083	~~W~~	109,421	~~W~~	345,644
SK South East Asia Investment Pte. Ltd.		1,104,869		1,048,035		13,996		34,152
HITECH Semiconductor (Wuxi) Co., Ltd.		315,864		268,941		242,186		7,833
SK hynix system ic (Wuxi) Co., Ltd.		1,063,386		1,271,404		967,509		1,513,101

(In millions of Korean won)	December 31, 2025
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
SK China Company Limited	~~W~~	1,787,188	~~W~~	2,120,977	~~W~~	151,370	~~W~~	293,452
SK South East Asia Investment Pte. Ltd.		1,021,847		983,307		58,110		36,458
HITECH Semiconductor (Wuxi) Co., Ltd.		298,955		277,560		182,138		58,962
SK hynix system ic (Wuxi) Co., Ltd.		210,511		1,233,265		962,673		520,468

(5)	Major associates and joint ventures’ summarized financial information for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026				2025
	Revenue		Net profit (loss)		Revenue		Net profit (loss)
SK China Company Limited	~~W~~	39,596	~~W~~	26,542	~~W~~	32,097	~~W~~	26,204
SK South East Asia Investment Pte. Ltd.		160,915		109,834		798,677		(15,183)
HITECH Semiconductor (Wuxi) Co., Ltd.		413,517		19,642		367,516		25,536
SK hynix system ic (Wuxi) Co., Ltd.		179,290		(108,863)		177,417		(123,867)

35

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

11.	Property, Plant and Equipment

(1)	Changes in property, plant and equipment for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Beginning balance	~~W~~	77,502,704	~~W~~	60,157,474
Acquisition		17,595,043		11,249,168
Disposal and retirement		(11,176)		(50,281)
Depreciation		(7,133,682)		(6,153,025)
Transfers		6,706		7,457
Foreign exchange difference, etc.		929,551		(776,924)
Transfer to current assets held for sale		—		(2,195)
Business combination		—		41,259

Ending balance	~~W~~	88,889,146	~~W~~	64,472,933

(2)	Certain property, plant and equipment are pledged as collaterals for borrowings of the Group as of June 30, 2026 (see note 29).

12.	Leases

(1)	Changes in right-of-use assets for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Beginning balance	~~W~~	2,336,457	~~W~~	2,486,871
Acquisition		211,854		124,420
Termination		(7,102)		(2,437)
Depreciation		(207,179)		(220,120)
Foreign exchange difference		53,866		(37,858)
Transfer to current assets held for sale		—		(1,262)

Ending balance	~~W~~	2,387,896	~~W~~	2,349,614

(2)	Changes in lease liabilities for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Beginning balance	~~W~~	2,509,943	~~W~~	2,768,376
Acquisition		211,771		124,497
Termination		(7,236)		(2,283)
Interest expenses		48,474		48,403
Payments		(316,646)		(326,865)
Foreign exchange difference		80,199		(82,724)
Transfer to current liabilities held for sale		—		(1,271)

Ending balance	~~W~~	2,526,505	~~W~~	2,528,133

36

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

13.	Intangible Assets

Changes in intangible assets for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Beginning balance	~~W~~	4,049,402	~~W~~	4,018,847
Acquisition		613,963		409,571
Disposal and retirement		(1,975)		(2,908)
Amortization		(418,422)		(426,775)
Transfers		(6,866)		(7,544)
Transfer to current assets held for sale		—		(310)
Business combination		—		1,412
Others[1]		47,029		(47,152)

Ending balance	~~W~~	4,283,131	~~W~~	3,945,141

[1]	Others include increase/decrease due to foreign exchange difference.

37

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

14.	Borrowings

Details of borrowings as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	June 30, 2026		December 31, 2025
Current
Short-term borrowings	~~W~~	2,664,419	~~W~~	2,395,797
Current portion of long-term borrowings		1,945,289		1,470,301
Current portion of debentures[1]		1,249,165		4,295,659

		5,858,873		8,161,757

Non-current
Long-term borrowings		2,183,825		2,879,750
Debentures		10,543,936		11,206,398

		12,727,761		14,086,148

	~~W~~	18,586,634	~~W~~	22,247,905

[1]

The Group held exchangeable bonds issued in 2023, and the maturity date of the exchangeable bonds is in 2030. As of December 31, 2025, the Group classified the exchangeable bonds as current borrowings due to the possibility of exercising conversion rights by the bondholders. During the six-month period ended June 30, 2026, exchangeable bonds equivalent to USD 738,400,000 were exchanged for 8,932,474 shares upon exercise of exchange rights by the bondholders. As the exchangeable bonds were fully exchanged into shares during the six-month period ended June 30, 2026, no balance remains as of June 30, 2026. On a cumulative basis, exchangeable bonds equivalent to USD 1,700,000,000 have been exchanged for 20,560,302 shares. The conditions of issuance are as follows:

Type of bond		Foreign exchangeable bond

Issue amount		USD 1,700,000,000

Outstanding balance of bonds issued[1]		USD 0

Interest rate	Coupon Rate	1.75%

	Yield Rate	1.75%

Maturity Date		April 11, 2030

Redemption measures		1) Redemption upon maturity: redemption of the remaining amounts for which conversion rights or early redemption has not been exercised upon maturity date

2) Early redemption: Redemption by the Call Option of the Issuer or redemption by the Put Option of Bondholders

Details of conversion right	Conversion Rate	100.00% of the principal amount

	Conversion price	~~W~~108,811 per share

	Subject of Conversion	Ordinary shares of the SK hynix Inc. (currently held as treasury shares)

	Conversion period	May 22, 2023 - April 1, 2030

Adjustment to Conversion Price

Adjustment of the Conversion Price in certain circumstances, including but not limited to:

Bonus issue, subdivision, consolidation, reclassification, rights issues of options or warrants over shares, share dividends, capital distribution, modification of rights of conversion, issues at less than Current Market Price, etc.

38

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

14.	Borrowings, Continued

Details of borrowings as of June 30, 2026 and December 31, 2025 are as follows, Continued

Put Option of Bondholders	The fourth anniversary from the transaction date (April 11, 2027)

In the case of a change of control of the Parent company

In the case of the Shares of the Parent company ceases to be listed or admitted to trading or are suspended for trading for a period equal to or exceeding 20 consecutive Trading Days

Call Option of the Issuer	On or after April 25, 2028, in the case of the closing price of the Shares for any 20 trading days in a period of 30 consecutive trading days is at least 130% of the prevailing Conversion Price

In the case of the aggregate principal amount of the Bonds outstanding is less than 10% of the aggregate principal amount originally issued (Clean Up Call)

In the case of the Issuer becomes obliged to pay any additional amounts, as a result of changes relating to tax laws in Korea.

[1]

Upon issuance, the exchangeable bonds were exchangeable into 20,126,911 shares. The number of shares subject to exchange was subsequently adjusted due to the exercise of exchange rights and adjustments in the exchange price. As the exchange rights were fully exercised, there were no exchangeable shares outstanding as of June 30, 2026

15.	Other Current and Non-current Liabilities

Details of other current and non-current liabilities as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	June 30, 2026		December 31, 2025
Current
Advance receipts	~~W~~	49,582	~~W~~	59,298
Unearned income		8,161		6,499
Withholdings		228,806		318,105
Contract liabilities		523,532		474,185
Others		20,268		79,520

		830,349		937,607

Non-current
Other long-term employee benefits		2,881,930		1,300,847
Others		135		130

		2,882,065		1,300,977

	~~W~~	3,712,414	~~W~~	2,238,584

39

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

16.	Provisions

(1)	Changes in provisions for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)	2026
	Beginning Balance		Increase		Utilization		Reversal		Ending Balance
Warranty	~~W~~	222,751	~~W~~	—	~~W~~	(6,242)	~~W~~	(38,670)	~~W~~	177,839
Emission allowances		4,359		1,535		—		—		5,894
Restoration		1,827		—		—		—		1,827

	~~W~~	228,937	~~W~~	1,535	~~W~~	(6,242)	~~W~~	(38,670)	~~W~~	185,560

(In millions of Korean won)	2025
	Beginning Balance		Increase		Utilization		Reversal		Ending Balance
Warranty	~~W~~	263,001	~~W~~	33,495	~~W~~	(5,191)	~~W~~	—	~~W~~	291,305
Emission allowances		5,407		—		—		(3,167)		2,240
Restoration		1,827		—		—		—		1,827

	~~W~~	270,235	~~W~~	33,495	~~W~~	(5,191)	~~W~~	(3,167)	~~W~~	295,372

(2)	Provisions for warranty

The Group estimates the expected warranty costs based on historical results and records provisions for warranty. Regarding the durability issue of certain products sold in the prior years, the Group separately estimated and recorded warranty provisions for the amount expected to be paid for cash compensation, product replacement and other customer supporting activities.

40

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

16.	Provisions, Continued

(3)	Provision for emission allowances

The Group recognizes estimated future payment for the number of emission certificates required to settle the Group’s obligation exceeding the actual number of certificates on hand as emission allowances according to the Act on Allocation and Trading of Greenhouse Gas Emission Permits.

(a)	Details of the allocated amount of emission permits and the estimated amount of emission as of June 30, 2026 are as follows:

(In ten thousand tons CO2-eq)
June 30, 2026
Allocated emission permits	665
Estimated volume of emission	729

(b)	Changes in the emission permits rights for the six-month period ended June 30, 2025 are as follows:

(In ten thousand tons CO2-eq)
2025
Beginning balance	58
Allocated	547
Disposal	(19)

Ending balance	586

41

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

17.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	June 30, 2026		December 31, 2025
Present value of defined benefit obligations	~~W~~	3,494,995	~~W~~	3,447,188
Fair value of plan assets		(4,954,426)		(4,933,932)

Net defined benefit liabilities (assets)	~~W~~	(1,459,431)	~~W~~	(1,486,744)

Defined benefit liabilities	~~W~~	72,618	~~W~~	66,144
Employee benefit assets[1]	~~W~~	1,532,049	~~W~~	1,552,888

[1]

The Parent Company and certain subsidiaries’ fair value of plan assets in excess of the present value of defined benefit obligations, presented as employee benefit assets, amounted to ~~W~~1,532,049 million and ~~W~~1,552,888 million as of June 30, 2026 and December 31, 2025, respectively.

(2)	Changes in present value of defined benefit obligations for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Beginning balance	~~W~~	3,447,188	~~W~~	3,125,802
Current service cost		151,108		145,645
Interest expense		89,880		76,606
Transfer from associates		5,268		2,706
Benefits paid		(198,847)		(143,187)
Others		398		86

Ending balance	~~W~~	3,494,995	~~W~~	3,207,658

(3)	Changes in fair value of plan assets for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Beginning balance	~~W~~	4,933,932	~~W~~	4,211,967
Contributions		172,839		265,500
Interest income		131,592		104,504
Transfer from associates		4,745		3,249
Benefits paid		(214,716)		(147,420)
Remeasurements		(74,270)		(5,350)
Others		304		(130)

Ending balance	~~W~~	4,954,426	~~W~~	4,432,320

42

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

17.	Defined Benefit Liabilities (Assets), Continued

(4)	The amounts recognized in profit or loss for the three-month and the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)	2026				2025
	Three months		Six months		Three months		Six months
Current service cost	~~W~~	75,535	~~W~~	151,108	~~W~~	72,816	~~W~~	145,645
Net interest income		(20,874)		(41,712)		(13,966)		(27,898)

	~~W~~	54,661	~~W~~	109,396	~~W~~	58,850	~~W~~	117,747

(5)	Contributions to defined contribution plans amounting to ~~W~~15,255 million (2025: ~~W~~9,225 million) were recognized as cost for the six-month periods ended June 30, 2026.

18.	Derivative Financial Instruments

(1)	Currency and interest rate swap

(a)	Details of derivative financial instruments applying cash flow hedge accounting as of June 30, 2026 are as follows:

(In millions of Korean won and thousands of foreign currencies)
Hedged items			Hedging instruments
Borrowing date	Financial instrument	Hedged risk	Type of contract	Financial institution	Contract period
2019.10.02	Foreign currency denominated borrowing for equipment with floating rate (Par value: USD 62,500)	Foreign currency risk and interest rate risk	Floating-to-fixed cross currency interest rate swap	Korea Development Bank	2019.10.02 ~ 2026.10.02

2025.10.02	Foreign currency denominated borrowing for equipment with floating rate (Par value: USD 14,000)	Foreign currency risk and interest rate risk	Floating-to-fixed cross currency interest rate swap	Shinhan Bank	2025.10.02 ~ 2029.10.02

2023.04.04	Borrowing for equipment with floating rate (Par value: KRW 100,000)	Interest rate risk	Interest rate swap	Woori Bank	2023.04.04 ~ 2028.04.04

2024.03.07	Borrowing for equipment with floating rate (Par value: KRW 186,000)	Interest rate risk	Interest rate swap	Shinhan Bank	2024.03.07 ~ 2027.10.18

43

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

18.	Derivative Financial Instruments, Continued

(1)	Currency and interest rate swap, Continued

(b)

The fair value of derivative financial assets and derivative financial liabilities held by the Group are presented in other financial assets and other financial liabilities in the consolidated financial statements of financial position as of June 30, 2026 and the details are as follows:

(In millions of Korean won and thousands of foreign currencies)
Type of contract	Hedged items	Cash flow hedge		Fair value
Floating-to-fixed cross currency swap	Foreign currency denominated borrowing for equipment with floating rate (Par value: USD 62,500)	~~W~~	22,523	~~W~~	22,523
Floating-to-fixed cross currency swap	Foreign currency denominated borrowing for equipment with floating rate (Par value: USD 14,000)		2,403		2,403
Interest rate swap	Borrowing for equipment with floating rate (Par value: KRW 100,000)		272		272
Interest rate swap	Borrowing for equipment with floating rate (Par value: KRW 186,000)		60		60

Derivative financial assets				~~W~~	25,258

Interest rate swap	Borrowing for equipment for with floating rate (Par value: KRW 186,000)	~~W~~	322	~~W~~	322

Derivative financial liabilities				~~W~~	322

As of June 30, 2026, changes of fair value of the derivative are recognized in other comprehensive income or loss as all of designated hedging instruments are all effective against risks.

(2)	Embedded Derivatives

The details of the embedded derivatives held by the Group presented in other financial liabilities in the consolidated financial statements of financial position as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	June 30, 2026		December 31, 2025
Derivative financial liabilities
Embedded Derivatives[1]	~~W~~	—	~~W~~	4,911,677

[1]

Embedded derivatives are conversion right, call option, and put options granted on exchangeable bonds issued by the Group on April 11, 2023 (See note 14). As the exchangeable bonds were fully exchanged into shares during the six-month period ended June 30, 2026, no balance of embedded derivatives remains as of June 30, 2026.

(3)	Currency Forward Contracts

The Group enters into currency forward contracts to minimize accounting profits and losses arising from the remeasurement of monetary assets and liabilities denominated in foreign currencies other than USD, but hedge accounting is not applied. The details of the derivatives related to currency forward contracts held by the Group presented in other financial assets and other financial liabilities in the consolidated financial statements of financial position as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)	June 30, 2026				December 31, 2025
	Assets		Liabilities		Assets		Liabilities
Current derivatives:
Currency forwards	~~W~~	32	~~W~~	102	~~W~~	62	~~W~~	277

44

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

19.	Capital Stock, Capital Surplus, Other Equity and Accumulated Other Comprehensive Income

(1)

The Parent Company has 9,000,000,000 authorized shares and the face value per share is ~~W~~5,000 as of June 30, 2026. The number of shares issued, common stock, capital surplus and other equity as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won and shares)
	June 30, 2026		December 31, 2025
Issued shares[1]		712,702,365		728,002,365
Capital stock:
Common stock	~~W~~	3,657,652	~~W~~	3,657,652
Capital surplus:
Additional paid-in capital[2]	~~W~~	21,406	~~W~~	3,625,797
Others[2,3]		11,854,750		5,327,917

	~~W~~	11,876,156	~~W~~	8,953,714

Other equity:
Acquisition cost of treasury shares[3,4]	~~W~~	(92,746)	~~W~~	(1,499,954)
Share options		39,913		64,018
Others		(189,787)		87,338

	~~W~~	(242,620)	~~W~~	(1,348,598)

Accumulated other comprehensive income:
Equity-accounted investees – share of other comprehensive income	~~W~~	334,673	~~W~~	252,064
Foreign operations – foreign currency translation differences		4,484,823		2,416,253
Gain on valuation of derivatives		203		8,545

	~~W~~	4,819,699	~~W~~	2,676,862

Number of treasury shares:
Number of treasury shares[3,4]		1,626,865		26,310,845

[1]	The number of issued shares decreased due to share retirement for the six-month period ended June 30, 2026 and from the past.
[2]

For the six-month period ended June 30, 2026, the Group resolved at the regular general meeting of shareholders held on March 25, 2026, to increase distributable retained earnings by transferring capital surplus to retained earnings. As a result, share premium of ~~W~~3,604,391 million and capital reduction surplus of ~~W~~479,244 million were transferred to retained earnings.

[3]	The Group disposed 9,383,980 treasury shares, and recognized gains on disposal of treasury shares of ~~W~~6,995,013 million.
[4]	The Group retired 15,300,000 treasury shares during the six-month period ended June 30, 2026.

45

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

19.	Capital Stock, Capital Surplus, Other Equity and Accumulated Other Comprehensive Income, Continued

(2)	The number of outstanding shares, which represents the Parent Company’s issued shares outstanding less treasury shares, as of June 30, 2026 and December 31, 2025, are as follows:

(In shares)	June 30, 2026
	Listed Shares	Treasury Shares	Outstanding Shares
The number of issued shares	712,702,365	1,626,865	711,075,500

(In shares)	December 31, 2025
	Listed Shares	Treasury Shares	Outstanding Shares
The number of issued shares	728,002,365	26,310,845	701,691,520

20.	Retained Earnings

Retained earnings as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	June 30, 2026		December 31, 2025
Legal reserve[1]	~~W~~	1,055,907	~~W~~	845,040
Discretionary reserve[2]		235,507		235,507
Unappropriated retained earnings[3,4]		240,978,309		105,496,001

	~~W~~	242,269,723	~~W~~	106,576,548

[1]

The Commercial Code of the Republic of Korea requires the Parent Company to appropriate for each financial period, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for cash dividends payment but may be transferred to capital stock or used to reduce accumulated deficit.

[2]	Discretionary reserve is the reserve for technology development.
[3]

For the six-month period ended June 30, 2026, the Group resolved at the regular general meeting of shareholders held on March 25, 2026, to increase distributable retained earnings by transferring capital surplus to retained earnings. As a result, share premium of ~~W~~3,604,391 million and capital reduction surplus of ~~W~~479,244 million were transferred to retained earnings.

[4]

Dividends amounting to ~~W~~1,327,712 million, which were approved at shareholders’ meeting held on March 25, 2026, and ~~W~~266,653 million, which were approved at board of directors’ meeting held on April 22, 2026 were distributed as of June 30, 2026.

46

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

21.	Revenue

(1)	Details of the Group’s revenue for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)	2026				2025
	Three months		Six months		Three months		Six months
Sale of goods and other products	~~W~~	79,282,850	~~W~~	131,828,247	~~W~~	22,201,681	~~W~~	39,809,725
Providing services		35,896		66,786		30,271		61,368

	~~W~~	79,318,746	~~W~~	131,895,033	~~W~~	22,231,952	~~W~~	39,871,093

(2)	Details of the Group’s revenue by product and service types for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)	2026				2025
	Three months		Six months		Three months		Six months
DRAM	~~W~~	56,982,743	~~W~~	97,641,379	~~W~~	17,123,990	~~W~~	31,160,860
NAND Flash		21,959,898		33,534,133		4,727,806		7,956,641
Others		376,105		719,521		380,156		753,592

	~~W~~	79,318,746	~~W~~	131,895,033	~~W~~	22,231,952	~~W~~	39,871,093

(3)	Details of the Group’s revenue information by region based on the location of selling entities for the three-month and six-month periods ended June 30, 2026 and 2025 is as follows:

(In millions of Korean won)	2026				2025
	Three months		Six months		Three months		Six months
Korea	~~W~~	481,841	~~W~~	660,608	~~W~~	408,005	~~W~~	850,625
U.S.A.		50,565,618		84,564,776		15,039,907		27,834,440
China		19,681,698		32,478,276		4,670,650		7,365,002
Asia (other than China)		6,913,940		11,387,227		1,739,197		2,997,489
Europe		1,675,649		2,804,146		374,193		823,537

	~~W~~	79,318,746	~~W~~	131,895,033	~~W~~	22,231,952	~~W~~	39,871,093

(4)	Details of the Group’s revenue by the timing of revenue recognition during the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)	2026				2025
	Three months		Six months		Three months		Six months
Performance obligations satisfied at a point in time	~~W~~	79,282,850	~~W~~	131,828,247	~~W~~	22,201,681	~~W~~	39,809,725
Performance obligations satisfied over time		35,896		66,786		30,271		61,368

	~~W~~	79,318,746	~~W~~	131,895,033	~~W~~	22,231,952	~~W~~	39,871,093

47

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

22.	Selling and Administrative Expenses

Selling and administrative expenses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)	2026				2025
	Three months		Six months		Three months		Six months
Selling and Administrative Expenses:
Salaries	~~W~~	1,201,626	~~W~~	2,046,077	~~W~~	437,973	~~W~~	875,793
Defined benefit plan		13,319		25,890		14,340		27,191
Employee benefits		85,154		176,439		69,572		135,021
Commission		190,393		367,517		239,866		432,842
Depreciation		61,475		132,239		74,738		150,240
Amortization		118,787		237,038		120,295		255,349
Freight and custody charges		22,897		39,996		15,329		28,670
Taxes and dues		33,939		77,028		30,547		59,479
Advertising		46,764		72,843		32,623		47,546
Supplies		42,086		81,469		31,601		54,069
Sales promotion expenses		113,733		227,678		42,856		143,434
Quality control costs		4,538		(38,563)		63,694		60,029
Training		19,789		48,215		18,554		45,221
Others		129,425		207,730		102,917		169,751

		2,083,925		3,701,596		1,294,905		2,484,635

Research and Development Expenses:
Expenditure on research and development		3,492,395		6,042,870		1,530,504		3,045,610
Development cost capitalized		(127,572)		(226,587)		(54,936)		(98,285)

		3,364,823		5,816,283		1,475,568		2,947,325

	~~W~~	5,448,748	~~W~~	9,517,879	~~W~~	2,770,473	~~W~~	5,431,960

48

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

23.	Expenses by Nature

Nature of expenses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)	2026				2025
	Three months		Six months		Three months		Six months
Changes in finished goods, work-in-process, and others	~~W~~	(1,448,976)	~~W~~	(2,531,536)	~~W~~	936,898	~~W~~	(232,761)
Raw materials, supplies and consumables		3,959,309		7,007,772		2,875,285		5,399,883
Employee benefit		8,289,142		13,806,415		2,777,882		5,510,800
Depreciation and amortization		4,028,246		7,754,011		3,442,889		6,776,817
Commission		1,278,910		2,492,982		1,031,084		2,047,587
Utilities		838,911		1,635,676		708,168		1,492,050
Repair		893,469		1,669,094		724,807		1,397,949
Outsourcing		698,520		1,357,700		500,838		909,469
Others		446,042		905,230		104,060		67,198
Transfer: capitalized development cost and others		(207,435)		(355,202)		(82,810)		(151,254)

Total[1]	~~W~~	18,776,138	~~W~~	33,742,142	~~W~~	13,019,101	~~W~~	23,217,738

[1]	Total expenses consist of cost of sales and selling and administrative expenses.

24.	Finance Income and Expenses

Finance income and expenses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)	2026				2025
	Three months		Six months		Three months		Six months
Finance income
Interest income	~~W~~	304,478	~~W~~	493,257	~~W~~	91,330	~~W~~	197,326
Dividend income		10,027,945		13,979,567		3,440		7,547
Foreign exchange differences[1]		2,149,342		5,080,461		1,337,879		1,966,506
Gain on valuation of financial instruments		53,237,425		63,178,974		232,143		2,131,861
Others		139,624		182,905		54,588		103,499

		65,858,814		82,915,164		1,719,380		4,406,739

Finance expenses
Interest expenses		154,334		321,277		220,451		477,961
Foreign exchange differences[1]		1,002,133		2,359,881		1,950,849		2,457,917
Loss on derivatives		2,479,736		3,978,528		—		—
Others		4,700		4,700		968		994

		3,640,903		6,664,386		2,172,268		2,936,872

Net finance income (expense)	~~W~~	62,217,911	~~W~~	76,250,778	~~W~~	(452,888)	~~W~~	1,469,867

[1]

The foreign exchange differences gain from long-term investment assets amounting to ~~W~~495,911 million (2025: foreign exchange differences loss of ~~W~~67,465 million) are included for the six-month period ended June 30, 2026.

49

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

25. Other Income and Expenses

(1)	Other income for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)	2026				2025
	Three months		Six months		Three months		Six months
Gain on disposal of property, plant and equipment	~~W~~	2,272	~~W~~	12,357	~~W~~	14,748	~~W~~	59,657
Gain on disposal of intangible assets		—		—		1,037		1,037
Others		11,566		16,504		14,094		48,128

	~~W~~	13,838	~~W~~	28,861	~~W~~	29,879	~~W~~	108,822

(2)	Other expenses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)	2026				2025
	Three months		Six months		Three months		Six months
Donation	~~W~~	34,240	~~W~~	37,322	~~W~~	48,456	~~W~~	52,824
Loss on disposal of property, plant and equipment		2,419		9,432		24,336		26,157
Depreciation of idle property, plant and equipment		1,977		5,278		11,534		23,109
Others		7,244		8,385		245		84,345

	~~W~~	45,880	~~W~~	60,417	~~W~~	84,571	~~W~~	186,435

50

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

26.	Income Tax Expense

Income tax expense is recognized based on management’s best estimate of the average annual effective income tax rate expected for the full financial year multiplied by the pre-tax income of the interim reporting period. Income tax expense includes current tax expense adjustments related to prior period.

27.	Earnings per Share

Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders of the Parent Company by the weighted average number of outstanding ordinary shares during the three-month and six-month periods ended June 30, 2026 and 2025.

(1)	Basic earnings per share for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won, except for shares and per share amounts)
	2026				2025
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shareholders of the Parent Company	~~W~~	93,820,236	~~W~~	134,150,412	~~W~~	6,997,228	~~W~~	15,104,309
Weighted average number of outstanding ordinary shares[1]		710,083,326		707,746,374		690,395,022		690,019,799

Basic earnings per share (in Korean won)	~~W~~	132,126	~~W~~	189,546	~~W~~	10,135	~~W~~	21,890

[1]	Weighted average number of outstanding ordinary shares is calculated as follows:

(In shares)	2026		2025
	Three months	Six months	Three months	Six months
Issued ordinary shares	712,702,365	715,999,050	728,002,365	728,002,365
Acquisition of treasury shares	(2,619,039)	(8,252,676)	(37,607,343)	(37,982,566)

Weighted average number of outstanding ordinary shares	710,083,326	707,746,374	690,395,022	690,019,799

51

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

27.	Earnings per Share, Continued

(2)	Diluted earnings per share for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won, except for shares and per share amounts)	2026				2025
	Three months		Six months		Three months		Six Months
Profit attributable to ordinary shareholders of the Parent Company	~~W~~	93,820,236	~~W~~	134,150,412	~~W~~	6,997,228	~~W~~	15,104,309
Adjustment:
Changes in profit attributable to ordinary shareholders of the Parent Company due to the exercise of Restricted Stock Units (RSUs) related to subsidiaries		(183,856)		(234,811)		—		(2,185)
Interest expense(After-tax)		350		5,144		22,975		46,088
Loss on foreign currency translation(After-tax)		(70,859)		—		(204,350)		(217,996)

Diluted profit attributable to ordinary shareholders of the Parent Company		93,565,871		133,920,745		6,815,853		14,930,216
Weighted average number of diluted outstanding ordinary shares[1]		711,647,617		711,615,569		711,467,642		711,094,878

Diluted earnings per share (in Korean won)	~~W~~	131,478	~~W~~	188,193	~~W~~	9,580	~~W~~	20,996

[1]	Weighted average number of diluted outstanding ordinary shares is calculated as follows:

(In shares)	2026		2025
	Three months	Six months	Three months	Six months
Weighted average number of outstanding ordinary shares	710,083,326	707,746,374	690,395,022	690,019,799
Share options	579,543	638,376	933,331	935,790
Exchangeable bond	984,748	3,230,819	20,139,289	20,139,289

Weighted average number of diluted outstanding ordinary shares	711,647,617	711,615,569	711,467,642	711,094,878

52

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

28.	Transactions with Related Parties and Others

(1)	Details of related parties as of June 30, 2026 are as follows:

Type	Name of related parties
Associates

Stratio, Inc., SK China Company Limited, Gemini Partners Pte. Ltd., TCL Fund,

SK South East Asia Investment Pte. Ltd.,

Hushan Xinju (Chengdu) Venture Investment Center (Smartsource),

Prume Social Farm, Co., Ltd., Wuxi xinfa IC industry park., Ltd.,

Mirae Asset Committee Semiconductor No.1 Startup Venture Private Equity Investment Co., Ltd., L&S (No.10) Early Stage III Investment Association,

SiFive Inc., YD-SK-KDB Social Value,

Ningbo Zhongxin Venture Capital Partnership (Limited Partnership),

Jiangsu KVTS Semiconductor science and Technology Co., Ltd., SAPEON INC.,

SK Japan Inc., SK Americas, Inc.

Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd., SK hynix system ic (Wuxi) Co., Ltd., and its subsidiaries,

Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor,

Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor,

Semiconductor Ecosystem Fund

Other related parties	SK Square Co., Ltd., which has significant influence over the Group, and its subsidiaries, SK Holdings Co., Ltd., which has control over SK Square Co., Ltd., and its subsidiaries

53

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

28.	Transactions with Related Parties and Others, Continued

(2)	Significant transactions with related parties for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)		For the three-month period ended June 30, 2026
	Company	Sales and others		Purchase and others		Asset acquisition
Associates	SK China Company Limited	~~W~~	12	~~W~~	2,933	~~W~~	—
	SK Japan Inc.		—		620		—
	Wuxi xinfa IC industry park., Ltd		—		12		—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		819		202,241		3,664
	SK hynix system ic (Wuxi) Co., Ltd.		2,964		—		—
	SystemIC Solution		3,967		130		—
Other related parties	SK Telecom Co., Ltd.		7,098		16,091		14,620
	SK Holdings Co., Ltd. [1]		6,137		138,957		212,117
	ESSENCORE Limited		1,668,026		—		—
	SK Ecoplant Co., Ltd.		25,823		—		1,453,005
	SK Energy Co., Ltd.		18,610		20,494		—
	SK Networks Co., Ltd.		259		1,588		—
	Chungcheong energy service Co., Ltd.		37		11,679		26
	SK Siltron Co., Ltd.		13,732		122,583		—
	SK Airplus Inc.		1,917		2,061		—
	Techdream Co., Ltd.		—		36,521		—
	SK Tri Chem Co., Ltd.		65		40,431		—
	SK Aircore Co., LTD		191		35,094		53,736
	SK Shieldus Co., Ltd.		222		28,239		4,593
	SK Innovation Co., Ltd.		1,740		23,127		—
	SK Square Co., Ltd.		—		—		—
	SK REIT Co., Ltd.		—		1,244		168
	Clean Industrial REIT Co., Ltd.		—		6,169		—
	FSK L&S Co., Ltd.		12		10,512		1,560
	PRISM Energy International Pte. Ltd.		—		257,487		—
	Others		32,509		107,512		1,105

		~~W~~	1,784,140	~~W~~	1,065,725	~~W~~	1,744,594

54

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

28.	Transactions with Related Parties and Others, Continued

(2)	Significant transactions with related parties for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows, Continued:

(In millions of Korean won)		For the six-month period ended June 30, 2026
	Company	Sales and others		Purchase and others		Asset acquisition
Associates	SK China Company Limited	~~W~~	21	~~W~~	5,771	~~W~~	—
	SK Japan Inc.		—		1,065		—
	Wuxi xinfa IC industry park., Ltd		—		44		—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		1,297		418,903		9,102
	SK hynix system ic (Wuxi) Co., Ltd.		6,406		—		—
	SystemIC Solution		8,038		3,775		—
Other related parties	SK Telecom Co., Ltd.		9,066		31,868		17,101
	SK Holdings Co., Ltd. [1]		11,463		268,072		214,507
	ESSENCORE Limited		3,218,344		—		—
	SK Ecoplant Co., Ltd.		44,999		—		2,439,375
	SK Energy Co., Ltd.		28,171		57,344		—
	SK Networks Co., Ltd.		557		3,124		—
	Chungcheong energy service Co., Ltd.		62		29,848		26
	SK Siltron Co., Ltd.		23,808		244,669		—
	SK Airplus Inc.		3,758		3,924		—
	Techdream Co., Ltd.		—		69,068		—
	SK Tri Chem Co., Ltd.		269		83,339		—
	SK Aircore Co., LTD		330		68,850		53,736
	SK Shieldus Co., Ltd.		422		65,515		5,158
	SK Innovation Co., Ltd.		3,036		45,684		40
	SK Square Co., Ltd.		12		—		—
	SK REIT Co., Ltd.		—		2,487		168
	Clean Industrial REIT Co., Ltd.		—		12,424		—
	FSK L&S Co., Ltd.		28		23,186		2,896
	PRISM Energy International Pte. Ltd.		—		430,286		—
	Others		58,783		192,188		2,965

		~~W~~	3,418,870	~~W~~	2,061,434	~~W~~	2,745,074

[1]	Royalty expense for the use of the SK brand for the six-month period ended June 30, 2026 is included.

55

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

28.	Transactions with Related Parties and Others, Continued

(2)	Significant transactions with related parties for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows, Continued:

(In millions of Korean won)		For the three-month period ended June 30, 2025
	Company	Sales and others		Purchase and others		Asset acquisition
Associates	SK China Company Limited	~~W~~	7	~~W~~	3,088	~~W~~	—
	Prume Social Farm, Co., Ltd.		—		20		—
	SK Japan Inc.		11		891		—
	Wuxi xinfa IC industry park., Ltd		—		47		—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		5,032		193,673		13,703
	SK hynix system ic (Wuxi) Co., Ltd.		2,359		—		—
	SK hynix system ic Wuxi solutions Inc.		5,083		—		—
Other related parties	SK Telecom Co., Ltd.		11,235		12,890		5,286
	SK Holdings Co., Ltd.[1]		6,650		121,249		140,271
	ESSENCORE Limited		418,767		—		—
	SK Ecoplant Co., Ltd.		14,828		—		743,372
	SK Energy Co., Ltd.		13,189		21,727		—
	SK Networks Co., Ltd.		1,653		749		200
	SK enpulse Co., Ltd.		23		11,964		—
	Chungcheong energy service Co., Ltd.		14		8,885		—
	SK Specialty Co., Ltd.		—		—		—
	SK Siltron Co., Ltd.		10,844		127,013		—
	SK Airplus Inc.		160		26,045		—
	Techdream Co., Ltd.		—		37,399		—
	SK Tri Chem Co., Ltd.		326		34,536		—
	SK Shieldus Co., Ltd.		211		25,560		2,576
	SK Innovation Co., Ltd.		1,989		18,558		—
	SK Square Co., Ltd.		2		—		—
	SK REIT Co., Ltd.		—		1,386		284
	Clean Industrial REIT Co., Ltd.		—		6,748		—
	FSK L&S Co., Ltd.		13		10,324		817
	SK LNG Trading Pte., Ltd.		—		98,612		—
	Others		39,086		77,898		33,951

		~~W~~	531,482	~~W~~	839,262	~~W~~	940,460

56

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

28.	Transactions with Related Parties and Others, Continued

(2)	Significant transactions with related parties for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows, Continued:

(In millions of Korean won)		For the six-month period ended June 30, 2025
	Company	Sales and others		Purchase and others		Asset acquisition
Associates	SK China Company Limited	~~W~~	13	~~W~~	6,320	~~W~~	—
	Prume Social Farm, Co., Ltd.		—		38		—
	SK Japan Inc.		11		1,813		—
	Wuxi xinfa IC industry park., Ltd		—		47		—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		9,910		371,769		20,670
	SK hynix system ic (Wuxi) Co., Ltd.		4,935		—		—
	SK hynix system ic Wuxi solutions Inc.		10,102		—		—
Other related parties	SK Telecom Co., Ltd.		12,804		26,075		5,286
	SK Holdings Co., Ltd.[1]		11,699		192,248		141,050
	ESSENCORE Limited		765,459		—		—
	SK Ecoplant Co., Ltd.		26,242		—		1,035,235
	SK Energy Co., Ltd.		17,692		79,662		—
	SK Networks Co., Ltd.		3,173		2,021		232
	SK enpulse Co., Ltd.		815		25,642		—
	Chungcheong energy service Co., Ltd.		17		28,100		—
	SK Specialty Co., Ltd.		1,017		26,810		—
	SK Siltron Co., Ltd.		21,664		249,621		—
	SK Airplus Inc.		248		51,816		—
	Techdream Co., Ltd.		—		68,031		—
	SK Tri Chem Co., Ltd.		591		69,134		—
	SK Shieldus Co., Ltd.		410		55,790		3,388
	SK Innovation Co., Ltd.		3,480		42,880		—
	SK Square Co., Ltd.		28		—		—
	SK REIT Co., Ltd.		—		2,785		284
	Clean Industrial REIT Co., Ltd.		—		13,563		—
	FSK L&S Co., Ltd.		37		20,835		1,777
	SK LNG Trading Pte., Ltd.		—		345,494		—
	Others		68,989		135,402		34,940

		~~W~~	959,336	~~W~~	1,815,896	~~W~~	1,242,862

[1]	Royalty expense for the use of the SK brand for the six-month period ended June 30, 2025 is included.

57

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

28.	Transactions with Related Parties and Others, Continued

(3)	The balances from significant transactions as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)		June 30, 2026
	Company	Trade receivables and others		Other payables and others
Associates	SK China Company Limited	~~W~~	—	~~W~~	6,002
	SK Japan Inc.		655		2,485
	TCL Fund		10,561		—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		748		376,743
	SK hynix system ic (Wuxi) Co., Ltd.		168,840		665
	SystemIC Solution		1,311		44
	Hystars Semiconductor(Wuxi) Co., Ltd.		—		51,444
Other related parties	SK Telecom Co., Ltd.		1,942		15,401
	SK Holdings Co., Ltd.		2,905		370,567
	ESSENCORE Limited		758,500		—
	SK Ecoplant Co., Ltd.		16,767		1,456,650
	SK Energy Co., Ltd.		1,646		14,835
	SK Networks Co., Ltd.		30		1,534
	Chungcheong energy service Co., Ltd.		—		3,385
	SK Siltron Co., Ltd.		91,767		80,350
	SK Airplus Inc.		1,897		122,307
	Techdream Co., Ltd.		—		8,420
	SK Tri Chem Co., Ltd.		21		13,876
	SK Aircore Co., LTD		76		430,452
	SK Shieldus Co., Ltd.		86		17,947
	SK Innovation Co., Ltd.		4,114		2,771
	SK REIT Co., Ltd.		17,330		131,635
	Clean Industrial REIT Co., Ltd.		—		499,077
	FSK L&S Co., Ltd.		4		4,103
	PRISM Energy International Pte. Ltd.		—		160,599
	Others		31,400		90,362

		~~W~~	1,110,600	~~W~~	3,861,654

58

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

28.	Transactions with Related Parties and Others, Continued

(3)	The balances from significant transactions as of June 30, 2026 and December 31, 2025 are as follows, Continued:

(In millions of Korean won)		December 31, 2025
	Company	Trade receivables and others		Other payables and others
Associates	SK China Company Limited	~~W~~	5	~~W~~	9,372
	Prume Social Farm, Co., Ltd.		—		8
	SK Japan Inc.		620		3,242
	TCL Fund		7,809		—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		664		374,408
	SK hynix system ic (Wuxi) Co., Ltd.		261,110		—
	SK hynix system ic Wuxi solutions Inc.		1,814		156
	Hystars Semiconductor (Wuxi) Co., Ltd.		—		46,410
Other related parties	SK Telecom Co., Ltd.		845		23,483
	SK Holdings Co., Ltd.		2,322		328,169
	ESSENCORE Limited		1,012,569		—
	SK Ecoplant Co., Ltd.		11,819		2,792,416
	SK Energy Co., Ltd.		2,781		25,495
	SK Networks Co., Ltd.		90		2,659
	SK enpulse Co., Ltd.		—		705
	Chungcheong energy service Co., Ltd.		7		6,330
	SK Siltron Co., Ltd.		107,300		44,478
	SK Airplus Inc.		326		698,786
	Techdream Co., Ltd.		—		4,918
	SK Tri Chem Co., Ltd.		117		12,267
	SK Shieldus Co., Ltd.		79		18,026
	SK Innovation Co., Ltd.		917		4,142
	SK Square Co., Ltd.		198		—
	SK REIT Co., Ltd.		17,330		140,571
	Clean Industrial REIT Co., Ltd		—		524,661
	FSK L&S Co., Ltd.		4		5,382
	PRISM Energy International Pte. Ltd.		—		215,472
	Others		31,688		173,308

		~~W~~	1,460,414	~~W~~	5,454,864

59

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

28.	Transactions with Related Parties and Others, Continued

(4)	Key management compensation

The Group considers registered directors of the Parent Company who have authority and responsibility for planning, directing and controlling the activities of the Group as key management. The compensation paid to key management for employee services for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)	Period ended June 30
	2026				2025
Details	Three months		Six months		Three months		Six months
Salaries	~~W~~	2,443	~~W~~	7,434	~~W~~	1,598	~~W~~	5,339
Defined benefit plan related expenses		241		498		203		407
Share-based payments		4,547		4,576		258		502

	~~W~~	7,231	~~W~~	12,508	~~W~~	2,059	~~W~~	6,248

(5)

The significant transactions between the Group and the companies that are in the same conglomerate group according to ‘Fair Trade Law’ for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows. These entities are not related parties according to Korean IFRS 1024 Related Party Disclosures.

(In millions of Korean won)	Period ended June 30, 2026
	Sales and others				Purchase and others				Asset acquisition
Name of entity	Three months		Six months		Three months		Six months		Three months		Six months
SK Chemicals Co., Ltd.	~~W~~	2,589	~~W~~	5,136	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
SK Bioscience Co., Ltd.		939		1556		—		—		—		—
SMCore. Inc		—		30		761		1,329		1,228		4,045
Korea Nexlene Company		1,397		2351		—		—		—		—
Others		401		739		15		30		—		—

	~~W~~	5,326	~~W~~	9,812	~~W~~	776	~~W~~	1,359	~~W~~	1,228	~~W~~	4,045

(In millions of Korean won)	Period ended June 30, 2025
	Sales and others				Purchase and others				Asset acquisition
Name of entity	Three months		Six months		Three months		Six months		Three months		Six months
SK Chemicals Co., Ltd.	~~W~~	2,753	~~W~~	4,915	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
SK Bioscience Co., Ltd.		504		801		—		—		—		—
UNA Digital Inc.		—		—		618		618		—		—
SMCore. Inc		70		243		377		759		—		—
Korea Nexlene Company		1,763		3,198		—		—		—		—
Others		488		821		—		—		—		—

	~~W~~	5,578	~~W~~	9,978	~~W~~	995	~~W~~	1,377	~~W~~	—	~~W~~	—

60

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

28.	Transactions with Related Parties and Others, Continued

(6)

The balances of significant transactions between the Group and the companies that are in the same conglomerate group designated by ‘Fair Trade Law’ as of June 30, 2026 and December 31, 2025 are as follows. These entities are not related parties according to Korean IFRS 1024 Related Party Disclosures.

(In millions of Korean won)	June 30, 2026
Name of entity	Trade receivables and others		Other payables and others
SK Chemicals Co., Ltd.	~~W~~	934	~~W~~	—
SK Bioscience Co., Ltd.		667		—
SMCore Inc.		—		475
Korea Nexlene Company		155		—
Others		125		—

	~~W~~	1,881	~~W~~	475

(In millions of Korean won)	December 31, 2025
Name of entity	Trade receivables and others		Other payables and others
SK Chemicals Co., Ltd.	~~W~~	707	~~W~~	—
SK Bioscience Co., Ltd.		245		—
SMCore Inc.		18		5,637
Korea Nexlene Company		122		—
Others		178		—

	~~W~~	1,270	~~W~~	5,637

(7)

The right-of-use assets and lease liabilities recognized regarding the lease agreements with HITECH Semiconductor (Wuxi) Co., Ltd. and Hystars Semiconductor (Wuxi) Co., Ltd., a joint venture for the six-month period ended June 30, 2026 amount to ~~W~~9,102 million (2025: ~~W~~20,670 million) and ~~W~~9,102 million (2025: ~~W~~20,670 million), respectively, and lease payments to HITECH Semiconductor (Wuxi) Co., Ltd. and Hystars Semiconductor (Wuxi) Co., Ltd., a joint venture for the six-month period ended June 30, 2026 amount to ~~W~~28,966 million (2025: ~~W~~35,925 million). The right-of-use assets and lease liabilities recognized regarding the lease agreements with other related parties including SK Broadband Co., Ltd. for the six-month period ended June 30, 2026 increased by ~~W~~56,458 million (2025: ~~W~~30,614 million increased) and increased by ~~W~~56,458 million (2025: ~~W~~30,614 million increased), respectively, and lease payments to the other related parties including SK Aircore Co., Ltd. for the six-month period ended June 30, 2026 amount to ~~W~~91,460 million (2025: ~~W~~84,012 million).

(8)	As of June 30, 2026, the Group provides a payment guarantee amounting to RMB 566 million to Wuxi Xinfa Group Co., Ltd. on behalf of Hystars Semiconductor (Wuxi) Co., Ltd., a joint venture.

(9)	The establishment of the subsidiary is explained in Note 1, and the acquisitions and additional investments of associates are explained in Note 10.

61

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

28.	Transactions with Related Parties and Others, Continued

(10)	Financial transactions with related parties for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)		For the six-month period ended June 30, 2026
	Company	Dividend received		Dividend paid
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.	~~W~~	20,533	~~W~~	—
	Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor		430		—
Other related parties	SK Square Co., Ltd.		—		328,725

		~~W~~	20,963	~~W~~	328,725

(In millions of Korean won)		For the six-month period ended June 30, 2025
	Company	Dividend received		Dividend paid
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.	~~W~~	21,472	~~W~~	—
Other related parties	SK Square Co., Ltd.		—		245,302

		~~W~~	21,472	~~W~~	245,302

62

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

29.	Commitments and Contingencies

(1) As of June 30, 2026, the Group is involved in various legal claims and litigation. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(2) Back-end process service contract with HITECH Semiconductor (Wuxi) Co., Ltd. (“HITECH”)

The Group has entered into an agreement with HITECH to be provided with back-end process service by HITECH. The conditions of the service provided includes package, package test, modules and others. According to the agreement, the Group has paid a certain level of guaranteed margin to HITECH as the Group has priority to use HITECH’s equipment.

(3) Assets provided as collateral

Details of assets provided as collateral as of June 30, 2026 are as follows:

(In millions of Korean won and millions of foreign currencies)
	Book value		Pledged amount
Category	Amount		Currency	Amount in USD	Amount in KRW	Remark
Land and buildings	~~W~~	25,545	KRW	—	14,854	Borrowings for equipment and others
Machinery			USD	600	924,900
		829,108	KRW	—	1,480,000

			USD	600	924,900
	~~W~~	854,653	KRW	—	1,494,854

(In millions of Korean won and millions of foreign currencies)
	Book value		Collateral liabilities amount
Category	Amount		Currency	Amount in USD	Amount in KRW	Remark
Land and buildings	~~W~~	25,545	KRW	—	961	Borrowings for equipment and others
Machinery			USD	63	96,344
		829,108	KRW	—	1,300,000

			USD	63	96,344
	~~W~~	854,653	KRW	—	1,300,961

63

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

29.	Commitments and Contingencies, Continued

(4)	Financing agreements

Details of credit lines with financial institutions as of June 30, 2026 are as follows:

(In millions of Korean won and millions of foreign currencies)
	Financial Institution	Commitment	Currency	Amount
The Parent Company	Hana Bank and others	Import finance and others including usance	USD	330
		Comprehensive limit contract for import and export including usance	USD	1,582
		Overdrafts with banks	KRW	20,000
		Accounts receivable factoring contracts which have no right to recourse	KRW	30,000
		Supplier finance arrangement	KRW	2,360,000
SK hynix Semiconductor (China) Ltd.	Agricultural Bank of China and others	Import finance and others including usance	RMB	950
			USD	490
SK hynix America Inc. and other sales subsidiaries	Citibank and others	Accounts receivable factoring contracts which have no right to recourse	USD	737
Domestic subsidiaries	Hana Bank and others	Supplier finance arrangement	KRW	40,720

(5)

The Group’s commitments in relation to future capital expenditures on property, plant and equipment that have not been recognized as of June 30, 2026 are ~~W~~61,484,533 million (as of December 31, 2025: ~~W~~6,667,863 million).

(6)	Investment in KIOXIA Holdings Corporation (“KIOXIA”)

With regard to the Group’s interests in KIOXIA through its investments in BCPE Pangea Cayman2 Limited, the equity interests in KIOXIA that the Group may hold, directly or indirectly, are limited to a certain percentage for a specified period following the acquisition date. In addition, during the same restricted period, the Group does not have the right to appoint directors of KIOXIA and, as a result, is unable to exercise significant influence over KIOXIA’s operating and management.

64

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

29.	Commitments and Contingencies, Continued

(7)	Acquisition of the Intel NAND business

In the process of obtaining a conditional business combination approval for the Intel NAND business acquisition from the Chinese competition authority (Chinese State Administration for Market Regulation) in connection with the first closing of the Intel NAND business completed during the year ended December 31, 2021, the Group was imposed with certain conditions, mainly including the obligation to maintain a reasonable pricing policy, increase production and to support the entry of third-party competitors into the Chinese eSSD market. These obligations apply for a five-year period from December 2021. After the end of this period, the Group may apply for a waiver of the conditions, and the Chinese State Administration for Market Regulation will determine whether to approve the waiver based on the competitive landscape of the Chinese eSSD market at that time.

(8) The Group entered into supplier finance arrangements. In accordance with the arrangements, when the finance providers pay the payables related to the Group’s trade and other payables to the suppliers, the Group pays the finance providers on the payment due date. In order for the finance providers pay the receivable, the Group had to have received the goods or services and approved the invoices.

If suppliers choose early collection of payment, the finance providers pay the amount before the payment due date. The Group settles the trade and other payables with the finance providers on the payment due date. All trade and other payables subject to the supplier finance arrangements are included in trade and other payables in the Group’s consolidated statement of financial position. As of June 30, 2026, the amount paid to suppliers under the supplier finance arrangements is ~~W~~736,236 million. Meanwhile, the amount of the Group’s trade and other payables related to supplier finance arrangements does not have a significant effect on non-cash transactions of cash and cash equivalents.

65

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

30.	Consolidated Interim Statements of Cash Flows

(1)	Reconciliations between profit and cash generated from operations for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Profit for the period	~~W~~	134,268,502	~~W~~	15,104,411
Adjustment
Income tax expense		40,056,711		2,917,401
Interest expense		321,277		477,961
Interest income		(493,257)		(197,326)
Depreciation		7,340,867		6,373,150
Amortization		418,422		426,775
Defined benefit plan		109,396		117,747
Loss on foreign currency translation		931,879		1,093,261
Gain on foreign currency translation		(1,846,340)		(1,285,652)
Gain on disposal of financial instruments		(182,325)		(103,499)
Gain on disposal of property, plant and equipment		(12,357)		(59,657)
Share of loss		46,900		23,775
Gain on valuation of financial instruments		(63,178,974)		(2,131,861)
Loss on derivatives		3,978,076		—
Dividend income		(13,979,567)		(7,547)
Share-based payments		74,639		206,308
Others		101,191		19,790
Changes in operating assets and liabilities
Increase in trade receivables		(23,342,531)		(1,049,365)
Decrease in loans and other receivables		358,862		184,036
Increase in inventories		(3,328,550)		(311,353)
Decrease (increase) in other assets		(317,382)		91,941
Decrease in trade payables		(2,393,796)		(62,653)
Increase in other payables		294,948		13,899
Increase in other non-trade payables		4,729,279		141,650
Increase (decrease) in provisions		(48,422)		29,101
Increase (decrease) in other liabilities		1,863,692		(20,615)
Payment of defined benefit liabilities		772		1,946
Contributions to plan assets		(172,839)		(265,487)

Cash generated from operating activities	~~W~~	85,599,073	~~W~~	21,728,137

(2)	Details of significant transactions without inflows and outflows of cash for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Increase in other payables related to property, plant and equipment	~~W~~	—	~~W~~	526,738
Decrease in derivative liabilities and exchangeable bonds due to the exercise of exchange rights		5,792,195		—
Transfer to current assets held for sale		—		87,686
Transfer to current liabilities held for sale		—		13,199

(3)

The Group presented the inflow and outflow of cash from short-term investment assets, etc. which are frequently traded and have a large total amount and mature in a short period of time, as net increases and decreases.

66

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

31.	Share-based Payment

(1)	Details of the granted share-based payment

(a)

The Parent Company accounts for share-based payment, with options granted to employees to choose either cash-settled or equity-settled share-based payment, in accordance with the substance of transactions and the details of the share options as of June 30, 2026 are as follows:

(In shares)
	Total numbers of share option granted[1]	Forfeited or Cancelled	Exercised	Outstanding at June 30, 2025
10th	53,329	10,764	10,504	32,061
12th 2	6,405	—	6,405	—
13th 3	74,705	29,851	44,854	—
14th 2	192,998	59,167	27,207	106,624

	327,437	99,782	88,970	138,685

	Grant date	Service Period for Vesting	Exercisable Period	Exercise price[1] (in Korean won)
10th	March 20, 2020	March 20, 2020 - March 20, 2023	March 21, 2023 - March 20, 2027	~~W~~	86,548
12th [2]	March 30, 2021	March 30, 2021 - March 30, 2023	March 31, 2023 - March 30, 2026		138,980
13th [3]	March 30, 2021	March 30, 2021 - March 30, 2023	March 31, 2023 - March 30, 2026		138,980
14th 2	March 30, 2022	March 30, 2022 - March 30, 2024	March 31, 2024 - March 30, 2027		124,220

[1]	During the six-month period ended June 30, 2026, the numbers of share option granted and the exercise price were adjusted due to the retirement of treasury shares.
[2]	During the six-month period ended June 30, 2026, the share options were exercised as equity-settled share-based payment.
[3]	During the six-month period ended June 30, 2026, the share options were exercised as equity-settled and cash-settled share-based payment.

67

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

31.	Share-based Payment, Continued

(1)	Details of the granted share-based payment, Continued

(b)	Details of equity-settled share-based payment granted by the Parent Company are as follows:

	1-1st	1-2nd	2nd	3rd

Grant date	2022-03-17	2022-04-27	2023-06-28	2024-04-30

Types of shares to be issued	Registered common shares	Registered common shares	Registered common shares	Registered common shares

Grant method	Reissue of treasury shares	Reissue of treasury shares	Reissue of treasury shares	Reissue of treasury shares

Number of shares	Initial grant size * TSR * Adjustment ratio / Stock price on exercise date[1,3]	Initial grant size * TSR * Adjustment ratio / Stock price on exercise date[1,3]	Initial grant size * (Adjustment ratio + increase rate of stock price - increase rate of KOSPI200)[2,3]	Initial grant size * (Adjustment ratio + increase rate of stock price - increase rate of KOSPI200)[2]

Base stock price (in Korean won)	~~W~~124,000	~~W~~108,500	~~W~~79,975	~~W~~ 135,975

Exercisable period	March 17, 2025 ~ March 17, 2029[4]	April 27, 2025 ~ April 27, 2029[5]	January 1, 2026 lump sum payment[5]	January 1, 2027 lump sum payment

Service period for vesting	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from January 1, 2023[6]	3 years’ service from January 1, 2024[6]

[1]

TSR (Total shareholder return) is calculated as “(Stock price on exercise notification date—Base stock price + company’s total dividends per share from grant date to exercise notification date)/base stock price”, and the adjustment ratio considers the Group’s TSR compared to the TSR of its industry peers.

[2]

The adjustment ratio considers increase rate of stock price, and the maximum adjusted shares is 2 times of initial grant shares. If the increase rate of stock price rises by 100% or higher and exceeds the increase rate of KOSPI200 by 50% points, additional shares equal to the initial grant will be paid.

[3]	Some of the 1-1st and 1-2nd share-based payments were cancelled and a replacement amount was granted in the 2nd share-based payment.
[4]	Stock options were exercised during the year ended December 31, 2025 and a portion of the shares remains unpaid as of June 30, 2026.
[5]	Stock options were exercised during the six-month period ended June 30, 2026 and a portion of the shares remains unpaid as of June 30, 2026.
[6]	When employed for more than 2 years but less than 3 years, the granted amount is adjusted in proportion to the period of service.

(c)

In addition to above share options granted by the Parent Company, restricted stock units (RSUs) for the Parent Company’s subsidiary, Solidigm Inc., are also granted to the subsidiary and its employees.

(In shares)
Grant cycle	Total numbers of share option granted	Forfeited or Cancelled	Exercised
Quarterly	191,525,548	62,857,867	56,204,006

68

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

31.	Share-based Payment, Continued

(2)	Details of liabilities recognized for stock appreciation rights as of June 30, 2026 are as follows:

(In millions of Korean won)
June 30, 2026
Stock appreciation rights liabilities	~~W~~	59,077

(3)	Measurement of fair value

(a)	The compensation cost is calculated by applying a binomial option-pricing model in estimating the fair value of the option as of June 30, 2026. The inputs used are as follows:

	10th		12th		13th		14th
Share price (Closing stock price on valuation date, in Korean won)	~~W~~	530,000	~~W~~	530,000	~~W~~	530,000	~~W~~	530,000
Expected volatility		46.40%		46.40%		46.40%		46.40%
Estimated fair value of share option (in Korean won)	~~W~~	445,270	~~W~~	393,940	~~W~~	393,940	~~W~~	408,492
Dividend yield ratio		0.42%		0.42%		0.42%		0.42%
Risk free ratio		2.70%		2.47%		2.47%		2.71%

(b)

The compensation cost regarding the equity-settled share-based payment granted by the Parent Company is calculated by applying a binomial option-pricing model in estimating the fair value of the option. The inputs used to measure the fair value of the share-based payment as of the grant date are as follows.

	1-1st		1-2nd		2nd		3rd
Expected volatility		33.92%		34.22%		34.81%		36.85%
Per-share fair value of the option (in Korean won)	~~W~~	52,729	~~W~~	42,064	~~W~~	155,443	~~W~~	224,203
Dividend yield ratio[1]		—		—		1.50%		1.10%
Risk-free interest rate (Government bonds yield)		2.65%		3.19%		3.60%		3.53%

[1]

Payout ratio was not taken into consideration as it was assumed that the stock price decline due to dividends would be compensated as the dividend amount until the exercise period is added in the calculation of 1-1st and 1-2nd TSR.

(4)	The compensation expense for the six-month period ended June 30, 2026 is ~~W~~148,663 million (2025: ~~W~~51,686 million).

69

SK hynix Inc. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

32.	Subsequent Event

(1)	The Group listed 177,900,000 American Depositary Receipts (ADRs), representing 17,790,000 shares of common stock, on the Nasdaq Global Select Market in the United States on July 10, 2026.

In connecting with the ADR listing, the Group newly issued 17,790,000 shares of common stock through a third-party allotment to Citibank, N.A., the overseas depositary, and the new shares were subsequently listed on the KOSPI Market of the Korea Exchange on July 29, 2026.

Issuance of new shares	17,790,000 shares of common stock

Method of issuance	Paid-in capital increase by third-party allotment

Issue price per new share[1]	USD 1,490

Number of listed securities[1]	177,900,000 DRs issued

Listing exchange (Country)	Nasdaq Global Select Market (U.S.A)

Total issue amount	USD 26,507,100,000

Purpose of financing	Facility funds

[1]	Each share of underlying common stock represents 10 ADRs.

(2)

On April 22, 2026, the Board of Directors resolved to merge SK hynix Semiconductor (Dalian) Co., Ltd. with its subsidiary, SK hynix semiconductor storage technology (Dalian) Co., Ltd. Subsequently, a merger agreement was entered into by the two entities, and the merger took effect on July 1, 2026.

70

SK hynix Inc.

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2026 and 2025

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors of

SK hynix Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of SK hynix Inc. (the “Company”), which comprise the condensed separate interim statement of financial position as of June 30, 2026, the condensed separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2026 and 2025, the condensed separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2026 and 2025, and notes comprising material accounting policy information and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements do not present fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

1

Other Matters

The separate statement of financial position of the Company as of December 31, 2025, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, were audited by us in accordance with Korean Standards on Auditing, and our report thereon, dated March 4, 2026, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2025, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

/s/ KPMG Samjong Accounting Corp.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 14, 2026

This report is effective as of August 14, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK hynix Inc.

Separate Interim Statements of Financial Position

June 30, 2026 and December 31, 2025 (Unaudited)

(In millions of Korean won)	Notes	June 30, 2026		December 31, 2025
Assets
Current assets
Cash and cash equivalents	4,5	~~W~~	4,537,067	~~W~~	2,403,922
Short-term financial instruments	4,5		22,350,600		14,072,500
Short-term investment assets	4,5		8,249,648		1,555,767
Trade receivables, net	4,5,6,27		46,949,872		16,354,297
Loans and other receivables, net	4,5,6,27		1,014,115		286,767
Other financial assets	4,5,17		22,523		195,196
Inventories, net	7		13,102,529		10,396,303
Current tax assets			4,599		4,599
Other current assets	8		1,363,927		1,027,587

			97,594,880		46,296,938

Non-current assets
Investments in subsidiaries, associates and joint ventures	9		67,779,077		23,555,649
Long-term financial instruments	4,5		7,100,011		—
Long-term investment assets	4,5		69,709,791		14,285,809
Loans and other receivables, net	4,5,6,27		5,502,224		6,883,188
Other financial assets	4,5,17		332		1,100,011
Property, plant and equipment, net	10,28		77,867,829		67,394,741
Right-of-use assets, net	11,27		1,755,792		1,754,246
Intangible assets, net	12		3,484,392		3,232,687
Investment property, net			182		188
Deferred tax assets			—		2,789,409
Employee benefit assets	16		1,506,551		1,527,352
Other non-current assets	8		115,711		83,711

			234,821,892		122,606,991

Total assets		~~W~~	332,416,772	~~W~~	168,903,929

See accompanying notes to the condensed separate interim financial statements.

3

SK hynix Inc.

Separate Interim Statements of Financial Position, Continued

June 30, 2026 and December 31, 2025 (Unaudited)

(In millions of Korean won)	Notes	June 30, 2026		December 31, 2025
Liabilities
Current liabilities
Trade payables	4,5,27	~~W~~	3,662,601	~~W~~	3,317,619
Other payables	4,5,19,27		5,777,682		6,298,382
Other non-trade payables	4,5,27		10,723,623		5,242,157
Borrowings	4,5,13,28		3,358,541		6,324,248
Other financial liabilities	4,5,17		322		4,913,046
Provisions	15		344,485		376,697
Current tax liabilities			30,785,191		6,890,244
Lease liabilities	4,5,11,27		432,330		465,066
Other current liabilities	14		545,152		709,127

			55,629,927		34,536,586

Non-current liabilities
Long-term other payables	4,5		365,734		370,227
Other non-trade payables	4,5,27		10,981		11,115
Borrowings	4,5,13,28		12,386,143		13,836,207
Other financial liabilities	4,5,17		—		1,457
Deferred tax liabilities			7,576,072		—
Lease liabilities	4,5,11,27		1,585,367		1,580,034
Other non-current liabilities	14		2,789,369		1,249,741

			24,713,666		17,048,781

Total liabilities			80,343,593		51,585,367

Equity
Capital stock	18		3,657,652		3,657,652
Capital surplus	18		11,690,042		8,778,664
Other equity	18,30		(242,620)		(1,348,598)
Accumulated other comprehensive income	18		(302)		8,279
Retained earnings	19		236,968,407		106,222,565

Total equity			252,073,179		117,318,562

Total liabilities and equity		~~W~~	332,416,772	~~W~~	168,903,929

See accompanying notes to the condensed separate interim financial statements.

4

SK hynix Inc.

Separate Interim Statements of Comprehensive Income

Three-month and Six-month periods ended June 30, 2026 and 2025 (Unaudited)

(In millions of Korean won, except per share information)		Period Ended June 30
		2026				2025
	Notes	Three months		Six months		Three months		Six months
Revenue	20,27	~~W~~	74,025,722	~~W~~	122,084,310	~~W~~	19,549,466	~~W~~	35,494,760
Cost of sales	22,27		12,189,637		22,376,836		9,012,144		16,153,169

Gross profit			61,836,085		99,707,474		10,537,322		19,341,591
Selling and administrative expenses	21,22,27		4,557,870		7,803,948		2,088,245		4,129,211

Operating profit			57,278,215		91,903,526		8,449,077		15,212,380
Finance income	23		65,584,542		82,258,462		2,023,254		4,580,475
Finance expenses	23		3,418,701		6,265,874		1,969,513		2,658,564
Other income	24,27		101,013		188,207		51,301		175,023
Other expenses	24,27		39,358		50,184		67,124		74,159

Profit before income tax			119,505,711		168,034,137		8,486,995		17,235,155
Income tax expense	25		28,202,777		38,831,103		1,649,401		2,771,738

Profit for the period			91,302,934		129,203,034		6,837,594		14,463,417
Other comprehensive income (loss)
Item that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability, net of tax	16		(30,148)		(74,225)		(2,638)		(4,492)
Items that are or may be reclassified to profit or loss:
Gain (loss) on valuation of derivatives, net of tax	17		(428)		(8,581)		6,491		(4,785)

Other comprehensive income (loss) for the period, net of tax			(30,576)		(82,806)		3,853		(9,277)

Total comprehensive income for the period		~~W~~	91,272,358	~~W~~	129,120,228	~~W~~	6,841,447	~~W~~	14,454,140

Earnings per share	26
Basic earnings per share (in Korean won)			128,581		182,556		9,904		20,961
Diluted earnings per share (in Korean won)			128,199		181,570		9,356		20,098

See accompanying notes to the condensed separate interim financial statements.

5

SK hynix Inc.

Separate Interim Statements of Changes in Equity

Six-month periods ended June 30, 2026 and 2025 (Unaudited)

(In millions of Korean won)	Notes	Capital stock		Capital surplus		Other equity		Accumulated other comprehensive income (loss)		Retained earnings		Total equity
Balance at January 1, 2025		~~W~~	3,657,652	~~W~~	4,465,558	~~W~~	(2,191,549)	~~W~~	6,428	~~W~~	65,288,998	~~W~~	71,227,087
Comprehensive income:
Profit for the period			—		—		—		—		14,463,417		14,463,417
Remeasurements of defined benefit liabilities, net of tax	16		—		—		—		—		(4,492)		(4,492)
Loss on valuation of derivatives, net of tax	17		—		—		—		(4,785)		—		(4,785)

Total comprehensive income for the period			—		—		—		(4,785)		14,458,925		14,454,140

Transactions with owners of the Company:
Dividends paid	19		—		—		—		—		(1,159,114)		(1,159,114)
Disposal of treasury shares	18		—		150,654		78,296		—		—		228,950
Share-based payment transactions	30		—		—		9,014		—		—		9,014
Total transactions with owners of the Company			—		150,654		87,310		—		(1,159,114)		(921,150)

Balance at June 30, 2025 (Unaudited)		~~W~~	3,657,652	~~W~~	4,616,212	~~W~~	(2,104,239)	~~W~~	1,643	~~W~~	78,588,809	~~W~~	84,760,077

Balance at January 1, 2026		~~W~~	3,657,652	~~W~~	8,778,664	~~W~~	(1,348,598)	~~W~~	8,279	~~W~~	106,222,565	~~W~~	117,318,562
Comprehensive income:
Profit for the period			—		—		—		—		129,203,034		129,203,034
Remeasurements of defined benefit liabilities, net of tax	16		—		—		—		—		(74,225)		(74,225)
Loss on valuation of derivatives, net of tax	17		—		—		—		(8,581)		—		(8,581)

Total comprehensive income for the period			—		—		—		(8,581)		129,128,809		129,120,228

Transactions with owners of the Company:
Dividends paid	19		—		—		—		—		(1,594,365)		(1,594,365)
Disposal of treasury shares	18		—		6,995,013		257,846		—		—		7,252,859
Retirement of treasury shares	18		—		—		872,237		—		(872,237)		—
Share-based payment transactions	30		—		—		(24,105)		—		—		(24,105)
Transfer of capital surplus to retained earnings	18,19		—		(4,083,635)		—		—		4,083,635		—

Total transactions with owners of the Company			—		2,911,378		1,105,978		—		1,617,033		5,634,389

Balance at June 30, 2026		~~W~~	3,657,652	~~W~~	11,690,042	~~W~~	(242,620)	~~W~~	(302)	~~W~~	236,968,407	~~W~~	252,073,179

See accompanying notes to the condensed separate interim financial statements.

6

SK hynix Inc.

Separate Interim Statements of Cash Flows

Six-month periods ended June 30, 2026 and 2025 (Unaudited)

(In millions of Korean won)	Notes	2026		2025
Cash flows from operating activities
Cash generated from operations	29	~~W~~	74,637,038	~~W~~	18,353,837
Interest received			378,862		354,580
Interest paid			(425,846)		(449,761)
Dividends received			14,903,667		372,040
Income tax paid			(7,220,700)		(3,071,924)

Net cash provided by operating activities			82,273,021		15,558,772

Cash flows from investing activities
Decrease in short-term financial instruments			9,287,500		1,837,500
Increase in short-term financial instruments			(13,939,320)		(5,737,500)
Increase in short-term investment assets, net			(6,629,849)		(426,960)
Decrease in loans and other receivables			1,151,233		1,264,045
Increase in loans and other receivables			(6,833)		(3,380)
Proceeds from disposal of long-term investment assets			10,633,317		2,621
Acquisitions of long-term investment assets			(3,503,029)		(6,472)
Increase in long-term financial instruments			(9,600,000)		—
Proceeds from disposal of property, plant and equipment			54,960		90,974
Acquisitions of property, plant and equipment			(17,104,495)		(9,784,624)
Proceeds from disposal of intangible assets			80		2,125
Acquisitions of intangible assets			(635,425)		(431,461)
Increase in subsidiaries(MMT), net			(44,039,892)		(203,594)
Acquisitions of investments in subsidiaries			(15,106)		—
Proceeds from disposal of investments in associates			4,168		6,281
Acquisitions of investments in associates			(7,100)		(4,500)
Cash outflow from business acquisition			—		(1,454,406)

Net cash used in investing activities			(74,349,791)		(14,849,351)

Cash flows from financing activities
Proceeds from borrowings			900,000		1,297,124
Repayments of borrowings			(4,892,435)		(1,313,644)
Repayments of lease liabilities			(244,556)		(263,158)
Dividends paid			(1,594,365)		(1,159,114)
Proceeds from disposal of treasury shares			21,322		28,560

Net cash used in financing activities			(5,810,034)		(1,410,232)

Effects of exchange rate changes on cash and cash equivalents			19,949		(23,300)

Net increase (decrease) in cash and cash equivalents			2,133,145		(724,111)
Cash and cash equivalents at the beginning of the period			2,403,922		2,992,694

Cash and cash equivalents at the end of the period		~~W~~	4,537,067	~~W~~	2,268,583

See accompanying notes to the condensed separate interim financial statements.

7

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

1. General Information

General information about SK hynix Inc. (the “Company”) is as follows:

The Company manufactures, distributes and sells semiconductor products. The Company was established on October 15, 1949 and its shares have been listed on the Korea Exchange since 1996. The Company’s headquarter is located at 2091, Gyeongchung-daero, Bubal-eup, Icheon-si, Gyeonggi-do, South Korea, and the Company has manufacturing facilities in Icheon-si and Cheongju-si, South Korea.

As of June 30, 2026, the shareholders of the Company are as follows:

	Number of shares		Percentage of ownership (%)
Shareholder	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
SK Square Co., Ltd.	146,100,000	146,100,000	20.50	20.07
Other investors	564,975,500	555,591,520	79.27	76.32
Treasury shares	1,626,865	26,310,845	0.23	3.61

	712,702,365	728,002,365	100.00	100.00

The Company’s ordinary shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange and the Luxembourg Stock Exchange, respectively.

8

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

2.	Material Accounting Policies

2.1	Basis of Separate Interim Financial Statements Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying condensed separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The Company’s condensed separate interim financial statements have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of June 30, 2026.

2.1.1	New and amended standards or interpretations adopted by the Company

The Company has applied the following new and amended IFRS Standards or interpretations that are effective from January 1, 2026.

(a) Amendments to Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures

Disclosure requirements have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments do not have a significant impact on the separate interim financial statements.

•	Clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system.

•	Clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion.

•

Add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term.

•	Update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

(b) Annual Improvements to Korean IFRS -Volume 11

The amendments do not have a significant impact on the separate interim financial statements.

•	Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter

•	Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance

•	Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price

•	Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	Korean IFRS 1007 Statement of Cash Flows: Cost Method

9

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

2.	Material Accounting Policies, Continued

2.1.1	New and amended standards or interpretations adopted by the Company, Continued

(c) Amendments to Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures - Contracts Referencing Nature-dependent Electricity

Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption.

In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. The amendments do not have a significant impact on the separate interim financial statements.

2.1.2	New and amended standards or interpretations not yet adopted by the Company

The following new accounting standards and interpretations that have been published and are not mandatory for June 30, 2026 reporting periods and have not been early adopted by the Company.

(a) New Standard: Korean IFRS 1118 Presentation and Disclosure in Financial Statements

Korean IFRS 1118 Presentation and Disclosure in Financial Statements replaces Korean IFRS 1001 Presentation of Financial Statements and includes new requirements aimed at enhancing comparability of financial performance between similar entities and providing more relevant information to users. While the amendments do not affect the recognition or measurement of items in the financial statements, they are expected to have an extensive impact on presentation and disclosure, including the income statement and the disclosure of management-defined performance measures.

The standard should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. In accordance with the retrospective application requirements, comparative information for the year ended December 31, 2026, shall be restated under Korean IFRS 1118.

Management is in review for the impact of applying the new standard on the Company’s financial statements. Based on a preliminary assessment, the following potential effects have been identified.

10

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

2.	Material Accounting Policies, Continued

2.1.2	New and amended standards or interpretations not yet adopted by the Company, Continued

Adoption of the standard is not expected to have an impact on the Company’s net profit or loss; however, it will require revenues and expenses in the income statements to be classified into new categories, which is expected to have an impact on the calculation and presentation of operating profit (loss). According to the overall impact assessment conducted by the Company, the following items have been identified as potentially affecting operating profit (loss).

•

Exchange differences currently aggregated in ‘Finance Income and Finance Expenses’ in non-operating profit may need to be presented separately in the new categories, and certain foreign exchange gains and losses may be presented under operating profit (loss).

•

The standard specifies detailed requirements for the categorization of gains and losses on derivative instruments. Such gains and losses should be presented in the same category as the income and expenses affected by the risks the derivative instruments are used to mitigate. Currently, the Company presents these gains and losses within finance income and expenses. Consequently, there may be changes to the location of these items in the income statement.

Applying the concept of ‘a useful structured summary’ and the enhanced principles of aggregation and disaggregation may result in changes to the line items presented in the primary financial statements. In addition, goodwill must be presented separately on the statement of financial position; therefore, the Company will present goodwill and other intangible assets as separate line items.

The requirements for disclosing material information remain unchanged; therefore, the Company does not expect significant changes to the information currently disclosed in the Notes. However, as a result of the principles of aggregation and disaggregation, the way information is grouped may change. In addition, significant new disclosures will be required for the following matters.

•	Management-defined performance measure

•	A breakdown of line items classified by function within the operating category of the income statement into their nature (required only for specified nature expenses)

•

Reconciliation of differences for each line item in the income statement between the amounts previously presented under Korean IFRS 1001 and the restated amounts by applying Korean IFRS 1118 for the comparative period immediately preceding the period in which this standard is first applied.

There is a change in the presentation of interest received and interest paid in the statement of cash flows. Interest paid will be presented as cash flows from financing activities, and interest received as cash flows from investing activities, resulting in a change from the current presentation of cash flows from operating activities.

11

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

2.	Material Accounting Policies, Continued

2.2	Accounting Policies

Material accounting policies and method of computation used in the preparation of the separate interim financial statements are consistent with those of the separate annual financial statements for the year ended December 31, 2025, except for the changes due to the application of amendments and enactments of standards described in Note 2.1.1 and as described below.

2.2.1	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income for the interim period.

The Company is subject to the Global Minimum Tax (Pillar Two). The Company has not recognized additional income tax expenses in relation to Pillar Two during the six-month period ended June 30, 2026 and applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously assessed, considering historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. These resulting accounting estimates may differ from the actual results.

Critical accounting estimates and assumptions made in the preparation of these separate interim financial statements are consistent with those applied in the preparation of the separate annual financial statements for the year ended December 31, 2025, except for the estimates used to determine the income tax expense.

12

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

4.	Carrying Amounts of Financial Instruments by Categories

(1)	Carrying amounts of financial assets by categories as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)	June 30, 2026
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income or loss		Financial assets at amortized cost		Others		Total
Cash and cash equivalents	~~W~~	—	~~W~~	—	~~W~~	4,537,067	~~W~~	—	~~W~~	4,537,067
Short-term financial instruments		222,500		—		22,128,100		—		22,350,600
Short-term investment assets		8,249,648		—		—		—		8,249,648
Trade receivables[1]		—		29,962		46,919,910		—		46,949,872
Loans and other receivables		—		—		6,516,339		—		6,516,339
Other financial assets		—		—		—		22,855		22,855
Long-term financial instruments		—		—		7,100,011		—		7,100,011
Long-term investment assets		69,709,791		—		—		—		69,709,791

	~~W~~	78,181,939	~~W~~	29,962	~~W~~	87,201,427	~~W~~	22,855	~~W~~	165,436,183

[1]

The Company transferred certain portion of trade receivables, which are from specific customers, and derecognized the trade receivables from the financial statements when all the risks and rewards are substantially transferred. Accordingly, the Company recognized gain or loss on disposal of trade receivables.

(In millions of Korean won)	December 31, 2025
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income or loss		Financial assets at amortized cost		Others		Total
Cash and cash equivalents	~~W~~	—	~~W~~	—	~~W~~	2,403,922	~~W~~	—	~~W~~	2,403,922
Short-term financial instruments		222,500		—		13,850,000		—		14,072,500
Short-term investment assets		1,555,767		—		—		—		1,555,767
Trade receivables[1]		—		5,200		16,349,097		—		16,354,297
Loans and other receivables		—		—		7,169,955		—		7,169,955
Other financial assets		—		—		1,100,011		195,196		1,295,207
Long-term investment assets		14,285,809		—		—		—		14,285,809

	~~W~~	16,064,076	~~W~~	5,200	~~W~~	40,872,985	~~W~~	195,196	~~W~~	57,137,457

[1]

The Company transferred certain portion of trade receivables, which are from specific customers, and derecognized the trade receivables from the financial statements as when all the risks and rewards are substantially transferred. Accordingly, the Company recognized gain or loss on disposal of trade receivables.

13

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

4.	Carrying Amounts of Financial Instruments by Categories, Continued

(2)	Carrying amounts of financial liabilities by categories as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)	June 30, 2026
	Financial liabilities at amortized cost		Others		Total
Trade payables	~~W~~	3,662,601	~~W~~	—	~~W~~	3,662,601
Other payables		6,143,416		—		6,143,416
Other non-trade payables[1]		1,918,113		—		1,918,113
Borrowings[2]		15,744,684		—		15,744,684
Lease liabilities		2,017,697		—		2,017,697
Other financial liabilities		—		322		322

	~~W~~	29,486,511	~~W~~	322	~~W~~	29,486,833

[1]

Among other non-trade payables, employee benefits liabilities that correspond to the Company’s obligations under the employee benefit plan were excluded because they were not subject to disclosure of financial instruments.

[2]

The Company participated in supplier-financing arrangements under letters of credit, where financial institutions pay the Company’s obligations to suppliers within a certain limit, and Compnay subsequently repays the financial institution. There were no short-term borrowings under the supplier financing arrangements.

14

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

4.	Carrying Amounts of Financial Instruments by Categories, Continued

(2)	Carrying amounts of financial liabilities by categories as of June 30, 2026 and December 31, 2025 are as follows, Continued:

(In millions of Korean won)	December 31, 2025
	Financial liabilities at fair value through profit or loss		Financial liabilities at amortized cost		Others		Total
Trade payables	~~W~~	—	~~W~~	3,317,619	~~W~~	—	~~W~~	3,317,619
Other payables		—		6,668,609		—		6,668,609
Other non-trade payables[1]		—		1,019,139		—		1,019,139
Borrowings[2]		—		20,160,455		—		20,160,455
Lease liabilities		—		2,045,100		—		2,045,100
Other financial liabilities		4,911,677		—		2,826		4,914,503

	~~W~~	4,911,677	~~W~~	33,210,922	~~W~~	2,826	~~W~~	38,125,425

[1]

Among other non-trade payables, employee benefits liabilities that correspond to the Company’s obligations under the employee benefit plan were excluded because they were not subject to disclosure of financial instruments.

[2]

The Company participated in supplier-financing arrangements under letters of credit, where financial institutions pay the Company’s obligations to suppliers within a certain limit, and Company subsequently repays the financial institution. There were no short-term borrowings under the supplier financing arrangements.

15

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

5.	Financial Risk Management

(1)	Financial risk management

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk. The separate interim financial statements do not include all the financial risk management policies and disclosures that are required in the separate annual financial statements; therefore, see the separate annual financial statements for full disclosure. There were no significant changes in risk management department and risk management policies subsequent to December 31, 2025.

(a)	Market risk

(i)	Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar, Euro, Chinese Yuan and Japanese Yen. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities in foreign currencies.

Monetary foreign currency assets and liabilities as of June 30, 2026 are as follows:

(In millions of Korean won and millions of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
USD	38,341	~~W~~	59,103,116	10,065	~~W~~	15,515,924
JPY	1,310		12,472	114,941		1,094,211
CNY	1,078		244,710	3		789
EUR	—		26	343		604,324

Also, as described in note 17, the Company entered into a currency interest rate swap contract to hedge interest rate risk and currency risk of foreign currency denominated bonds and borrowings.

When the exchange rate of the functional currency for each foreign currency fluctuates by 10% as of June 30, 2026, the impact of the change in the exchange rate on profit before income tax expenses are as follows:

(In millions of Korean won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	4,368,354	~~W~~	(4,368,354)
JPY		(108,174)		108,174
CNY		24,392		(24,392)
EUR		(60,430)		60,430

16

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

5.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

(a)	Market risk, Continued

(ii)	Interest rate risk

Interest rate risk of the Company is defined as the risk that the interest expenses arising from borrowings will fluctuate due to changes in future market interest rate. The interest rate risk mainly arises through floating rate borrowings and is partially offset by interests received from floating rate financial assets.

The Company is managing cash flow interest rate risk using floating-to-fixed cross currency interest rate swaps. These interest rate swaps have an economic effect of converting floating interest borrowings into fixed interest borrowings. Generally, the Company borrows at a floating interest rate and then swaps at a fixed rate. Under the swap agreement, the Company will settle the difference between fixed interest costs and the floating interest costs calculated according to the principal agreed upon for each counterparty and specific period (mainly quarterly).

The Company is partially exposed to the risk of changing net interest costs due to changes in interest rates as of June 30, 2026. The Company has signed a currency interest rate swap contract on floating interest rate borrowings in foreign currency amount to ~~W~~96,344 million and an interest rate swap contract on floating interest rate borrowings in local currency of ~~W~~286,000 million. Therefore, the changes in interest costs subject to fluctuation of interest rates do not have an impact on the profit before income tax for the six-month period ended June 30, 2026.

As of June 30, 2026, if interest rates on borrowings and financial assets had been 100 basis points higher/lower with all other variables held constant, profit before income tax would have been ~~W~~20,893 million (2025: ~~W~~ 24,836 million) lower/higher over the next year, mainly as a result of higher/lower net interest costs on floating-rate borrowings and interest income on floating-rate financial assets.

(iii)	Price risk

The Company invests in equity and debt securities resulted from its business needs and the purpose of liquidity management. The Company’s equity and debt securities are exposed to price risk as of June 30, 2026.

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises mainly from operating and investing activities. In order to manage credit risk, the Company periodically evaluates the creditworthiness of each customer or counterparty through the analysis of its financial information, historical transaction records and other factors, based on which the Company establishes credit limits for each customer or counterparty.

(i)	Trade and other receivables

For each new customer, the Company individually analyzes its credit worthiness before standard payment and delivery terms and conditions are offered. In addition, the Company is continuously managing trade and other receivables by reevaluating the customer’s credit worthiness and securing collaterals in order to limit its credit risk exposure.

The Company reviews at the end of each reporting period whether trade and other receivables are impaired and enters into credit insurance contracts to manage credit risk exposure from oversea customers. The extent of the Company’s exposure to credit risk as of June 30, 2026 is equal to the carrying amount of trade and other receivables.

17

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

5.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

(b)	Credit risk, Continued

(ii)	Other financial assets

Credit risk also arises from other financial assets such as cash and cash equivalents, short-term financial instruments, short-term investment assets, and short-term and long-term loans mainly due to the bankruptcy of each counterparty to those financial assets. The maximum exposure to credit risk as of June 30, 2026 is the carrying amount of those financial assets. The Company deposits cash and cash equivalents, short-term financial instruments and others in several financial institutions, and transacts only with banks and financial institutions with high credit ratings. Accordingly, management does not expect any significant loss from non-performance by the counterparties.

(c)	Liquidity risk

Liquidity risk is defined as the risk that the Company is unable to meet its short-term payment obligations on time due to deterioration of its business performance or inability to access financing. The Company forecasts its cash flow and liquidity status and sets action plans on a regular basis to manage liquidity risk proactively.

The Company invests surplus cash in interest-bearing current accounts, time deposits and demand deposits choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts.

(2)	Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends to shareholders, procure and repay borrowings, issue new shares, and sell assets.

The debt-to-equity ratio and net borrowing ratio as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	June 30, 2026		December 31, 2025
Total liabilities (A)	~~W~~	80,343,593	~~W~~	51,585,367
Total equity (B)		252,073,179		117,318,562
Cash and cash equivalents and others[1] (C)		35,137,315		18,032,189
Total borrowings (D)		15,744,684		20,160,455
Debt-to-equity ratio (A/B)		31.87%		43.97%
Net borrowing ratio[2] (D-C)/B		—		1.81%

[1]	Total amount of cash and cash equivalents, short-term financial instruments, and short-term investment assets.
[2]	Net borrowing ratio is not disclosed because the ratio is negative as of June 30, 2026.

18

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

5.	Financial Risk Management, Continued

(2)	Capital management, Continued

Under major borrowing contracts, the Company is obliged to comply with a certain level of debt ratio and Loan- To-Value ratio. The Company has complied with all of these conditions as of June 30, 2026.

(3)	Fair value

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

19

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

5.	Financial Risk Management, Continued

(3)	Fair value, Continued

(a)

The following table presents the Company’s carrying amounts and fair values of financial instruments by categories, including their levels in the fair value hierarchy, as of June 30, 2026 and December 31, 2025:

(In millions of Korean won)
			June 30, 2026
	Carrying amounts		Level 1		Level 2		Level 3		Total
Financial assets measured at fair value
Short-term financial instruments	~~W~~	222,500	~~W~~	—	~~W~~	—	~~W~~	222,500	~~W~~	222,500
Short-term investment assets		8,249,648		—		8,249,648		—		8,249,648
Trade receivables[1]		29,962		—		29,962		—		29,962
Long-term investment assets		69,709,791		—		69,577,210		132,581		69,709,791
Other financial assets		22,855		—		22,855		—		22,855

		78,234,756		—		77,879,675		355,081		78,234,756

Financial assets not measured at fair value
Cash and cash equivalents[2]		4,537,067		—		—		—		—
Short-term financial instruments[2]		22,128,100		—		—		—		—
Trade receivables[2]		46,919,910		—		—		—		—
Long-term financial instruments [2]		7,100,011		—		—		—		—
Loans and other receivables[2]		6,516,339		—		—		—		—

		87,201,427		—		—		—		—

Total financial asset	~~W~~	165,436,183	~~W~~	—	~~W~~	77,879,675	~~W~~	355,081	~~W~~	78,234,756

Financial liabilities measured at fair value
Other financial liabilities	~~W~~	322	~~W~~	—	~~W~~	322	~~W~~	—	~~W~~	322

Financial liabilities not measured at fair value
Trade payables[2]		3,662,601		—		—		—		—
Other payables[2]		6,143,416		—		—		—		—
Other non-trade payables[2]		1,918,113		—		—		—		—
Borrowings		15,744,684		—		15,721,750		—		15,721,750
Lease liabilities[2]		2,017,697		—		—		—		—

		29,486,511		—		15,721,750		—		15,721,750

Total financial liabilities	~~W~~	29,486,833	~~W~~	—	~~W~~	15,722,072	~~W~~	—	~~W~~	15,722,072

[1]

The Company transferred certain portion of trade receivables, which are from specific customers, and derecognized the trade receivables from the financial statements as all the risks and rewards are substantially transferred. Accordingly, the Company recognized gain or loss on disposal of trade receivables.

[2]	The Company has not disclosed the fair values of financial assets and liabilities of which carrying amounts are considered to be a reasonable approximation of fair values.

20

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

5.	Financial Risk Management, Continued

(3)	Fair value, Continued

(a)

The following table presents the Company’s carrying amounts and fair values of financial instruments by categories, including their levels in the fair value hierarchy, as of June 30, 2026 and December 31, 2025: Continued:

(In millions of Korean won)
			December 31, 2025
	Carrying amounts		Level 1		Level 2		Level 3		Total
Financial assets measured at fair value
Short-term financial instruments	~~W~~	222,500	~~W~~	—	~~W~~	—	~~W~~	222,500	~~W~~	222,500
Short-term investment assets		1,555,767		—		1,555,767		—		1,555,767
Trade receivables[1]		5,200		—		5,200		—		5,200
Long-term investment assets		14,285,809		—		—		14,285,809		14,285,809
Other financial assets		195,196		—		195,196		—		195,196

		16,264,472		—		1,756,163		14,508,309		16,264,472

Financial assets not measured at fair value
Cash and cash equivalents[2]		2,403,922		—		—		—		—
Short-term financial instruments[2]		13,850,000		—		—		—		—
Trade receivables[2]		16,349,097		—		—		—		—
Loans and other receivables[2]		7,169,955		—		—		—		—
Other financial assets[2]		1,100,011		—		—		—		—

		40,872,985		—		—		—		—

Total financial asset	~~W~~	57,137,457	~~W~~	—	~~W~~	1,756,163	~~W~~	14,508,309	~~W~~	16,264,472

Financial liabilities measured at fair value
Other financial liabilities	~~W~~	4,914,503	~~W~~	—	~~W~~	4,914,503	~~W~~	—	~~W~~	4,914,503

Financial liabilities not measured at fair value
Trade payables[2]		3,317,619		—		—		—		—
Other payables[2]		6,668,609		—		—		—		—
Other non-trade payables[2]		1,019,139		—		—		—		—
Borrowings		20,160,455		—		20,366,009		—		20,366,009
Lease liabilities[2]		2,045,100		—		—		—		—

		33,210,922		—		20,366,009		—		20,366,009

Total financial liabilities	~~W~~	38,125,425	~~W~~	—	~~W~~	25,280,512	~~W~~	—	~~W~~	25,280,512

[1]

The Company transferred certain portion of trade receivables, which are from specific customers, and derecognized the trade receivables from the financial statements as all the risks and rewards are substantially transferred. Accordingly, the Company recognized gain or loss on disposal of trade receivables.

[2]	The Company did not present fair values of financial assets and liabilities of which carrying amounts are considered to be a reasonable approximation of fair values.

21

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

5.	Financial Risk Management, Continued

(3)	Fair value, Continued

(b)	Valuation Techniques

The valuation techniques used to measure financial instruments with fair value level 2 and level 3 are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2025.

(c)

During the six-month period ended June 30, 2026, certain long-term investment assets were transferred from Level 3 to Level 2 as a result of changes in the valuation methodology. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. The changes in financial assets classified as level 3 fair value measurements for the six-month period ended June 30, 2026 are as follows:

(In millions of Korean won)
	Beginning Balance		Acquisition	Disposals	Gain on Valuation	Foreign Exchange Difference	Transfer	Ending Balance
Financial assets:
Short-term financial instruments	~~W~~	222,500	—	—	—	—	—	~~W~~	222,500
Long-term investment assets	~~W~~	14,285,809	4,257	(10,633,317)	62,263,614	289,428	(66,077,210)	~~W~~	132,581

22

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

6.	Trade Receivables and Loans and Other Receivables

(1)	Details of loans and other receivables as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	June 30, 2026		December 31, 2025
Current
Other receivables	~~W~~	43,574	~~W~~	68,080
Accrued income		319,020		194,430
Short-term loans		623,030		7,059
Short-term guarantee and other deposits		28,491		17,198

		1,014,115		286,767

Non-current
Long-term other receivables		559		1,085
Long-term loans		5,366,712		6,738,780
Guarantee deposits		134,953		143,323

		5,502,224		6,883,188

	~~W~~	6,516,339	~~W~~	7,169,955

(2)	Trade receivables and loans and other receivables, net of provision for impairment, as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	June 30, 2026
	Gross amount		Provision for impairment		Carrying amount
Trade receivables	~~W~~	46,949,872	~~W~~	—	~~W~~	46,949,872
Current loans and other receivables		1,014,191		(76)		1,014,115
Non-current loans and other receivables		5,502,242		(18)		5,502,224

	~~W~~	53,466,305	~~W~~	(94)	~~W~~	53,466,211

(In millions of Korean won)
	December 31, 2025
	Gross amount		Provision for impairment		Carrying amount
Trade receivables	~~W~~	16,354,297	~~W~~	—	~~W~~	16,354,297
Current loans and other receivables		286,843		(76)		286,767
Non-current loans and other receivables		6,883,206		(18)		6,883,188

	~~W~~	23,524,346	~~W~~	(94)	~~W~~	23,524,252

23

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

7.	Inventories

Details of inventories as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	June 30, 2026
	Acquisition cost		Inventory valuation allowance		Carrying amount
Merchandise	~~W~~	2,725	~~W~~	(2,618)	~~W~~	107
Finished goods		2,587,483		(130,853)		2,456,630
Work-in-process		8,848,966		(23,759)		8,825,207
Raw materials		1,245,017		(22,205)		1,222,812
Supplies		444,034		(35,755)		408,279
Goods in transit		189,494		—		189,494

	~~W~~	13,317,719	~~W~~	(215,190)	~~W~~	13,102,529

(In millions of Korean won)
	December 31, 2025
	Acquisition cost		Inventory valuation allowance		Carrying amount
Merchandise	~~W~~	199	~~W~~	(161)	~~W~~	38
Finished goods		2,315,463		(197,337)		2,118,126
Work-in-process		6,902,538		(60,973)		6,841,565
Raw materials		880,996		(10,562)		870,434
Supplies		372,494		(30,900)		341,594
Goods in transit		224,546		—		224,546

	~~W~~	10,696,236	~~W~~	(299,933)	~~W~~	10,396,303

24

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

8.	Other Current and Non-current Assets

Details of other current and non-current assets as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	June 30, 2026		December 31, 2025
Current
Advance payments	~~W~~	46,556	~~W~~	36,469
Prepaid expenses		298,366		166,454
Value added tax refundable		937,010		670,114
Contract assets		72,158		143,655
Others		9,837		10,895

		1,363,927		1,027,587

Non-current
Long-term advance payments		113,259		79,280
Long-term prepaid expenses		2,452		4,431

		115,711		83,711

	~~W~~	1,479,638	~~W~~	1,111,298

25

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

9.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	June 30, 2026		December 31, 2025
Subsidiaries	~~W~~	66,985,201	~~W~~	22,764,705
Associates and joint ventures		793,876		790,944

	~~W~~	67,779,077	~~W~~	23,555,649

(2)	Details of investments in subsidiaries as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
		June 30, 2026			December 31, 2025
	Location	Ownership (%)	Book value		Ownership (%)	Book value
SK hyeng Inc.	Korea	100.00	~~W~~	7,521	100.00	~~W~~	7,521
SK hystec Inc.	Korea	100.00		6,760	100.00		6,760
Happymore Inc.	Korea	100.00		37,400	100.00		37,400
SK hynix system ic Inc.	Korea	100.00		404,928	100.00		404,928
HappyNarae Co., Ltd.	Korea	100.00		63,147	100.00		63,147
SK Keyfoundry Inc.	Korea	100.00		572,590	100.00		572,590
SK hynix America Inc.	U.S.A.	100.00		52,833	100.00		52,833
SK hynix Deutschland GmbH	Germany	100.00		22,011	100.00		22,011
SK hynix Asia Pte. Ltd.	Singapore	100.00		52,380	100.00		52,380
SK hynix Semiconductor Hong Kong Ltd.	Hong Kong	100.00		32,623	100.00		32,623
SK hynix U.K. Ltd.	U.K.	100.00		1,775	100.00		1,775
SK hynix Semiconductor Taiwan Inc.	Taiwan	100.00		37,562	100.00		37,562
SK hynix Japan Inc.	Japan	100.00		42,905	100.00		42,905
SK hynix Semiconductor India Private Ltd.	India	1.00		5	1.00		5
SK hynix (Wuxi) Semiconductor Sales Ltd.	China	100.00		237	100.00		237
SK hynix Semiconductor (China) Ltd.	China	100.00		5,679,587	100.00		5,679,587
SK hynix memory solutions Taiwan Ltd.	Taiwan	100.00		7,819	100.00		7,819
SK APTECH Ltd.	Hong Kong	100.00		440,770	100.00		440,770
SK hynix Ventures Hong Kong Ltd.	Hong Kong	100.00		10,941	100.00		10,941
Gauss Labs Inc. [1]	U.S.A.	95.98		25,298	97.38		25,298
SK hynix NAND Product Solutions Corp. [2]	U.S.A.	98.16		2,189,079	97.48		2,189,079
SK hynix Semiconductor (Dalian) Co., Ltd.	China	100.00		1,775,889	100.00		1,775,889
SK hynix memory solutions Poland sp. z o.o. [3]	Poland	100.00		19,051	100.00		3,945
MMT (Money Market Trust) [4]	Korea	100.00		55,502,090	100.00		11,296,700

			~~W~~	66,985,201		~~W~~	22,764,705

[1]	The Company’s ownership interest decreased due to exercise of stock options by the employees of subsidiary during the six-month period ended June 30, 2026.
[2]

The Company’s ownership interest increased and decreased due to the purchase of employee-owned shares by subsidiaries and third-party paid-in capital increases during the six-month period ended June 30, 2026.

[3]	The Company additionally acquired ~~W~~15,106 million during six-month period ended June 30, 2026.
[4]	The Company disposed of certain MMT and acquired new MMT during the six-month period ended June 30, 2026.

26

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
		June 30, 2026			December 31, 2025
Investee	Location	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Associate:
Stratio, Inc. [1]	U.S.A	9.26	~~W~~	394	9.26	~~W~~	394
SK China Company Limited [2]	China	11.87		257,169	11.87		257,169
SK South East Asia Investment Pte. Ltd.	Singapore	20.00		345,800	20.00		345,800
Prume Social Farm, Co., Ltd.	Korea	35.52		2,000	35.52		2,000
L&S (No.10) Early Stage III Investment Association [4]	Korea	24.39		4,350	24.39		5,000
SiFive, Inc. [1]	U.S.A	6.84		18,311	6.84		18,311
Mirae Asset Committee Semiconductor No. 1 Startup Venture Private Equity Investment Co., Ltd. [5]	Korea	29.97		17,590	29.97		17,438
SK Japan Inc.	Japan	25.27		3,003	25.27		3,003
SK Americas, Inc.	U.S.A.	20.00		13,340	20.00		13,340
Joint venture:
HITECH Semiconductor (Wuxi) Co., Ltd. [3]	China	45.00		92,608	45.00		92,608
Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor [3,6]	Korea	33.33		3,761	33.33		5,331
Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor [3]	Korea	37.50		19,800	37.50		19,800
Semiconductor Ecosystem Fund [3,7]	Korea	33.33		15,750	33.33		10,750

			~~W~~	793,876		~~W~~	790,944

[1]	The Company is able to exercise significant influence through its right to appoint a director to the Board of Directors of investee. Accordingly, the investment has been classified as an associate.
[2]	Management of the Company is able to exercise significant influence over the entity by participating Board of Directors. Accordingly, the investment has been classified as an associate.
[3]	It has been classified to a joint venture as it is stated in the agreement that unanimous vote is required for relevant activities.
[4]	~~W~~650 million in principal was recovered during the six-month period ended June 30, 2026.
[5]	The Company additionally acquired ~~W~~2,100 million and ~~W~~1,948 million in principal was recovered during the six-month period ended June 30, 2026.
[6]	~~W~~1,570 million in principal was recovered during the six-month period ended June 30, 2026.
[7]	The Company additionally acquired ~~W~~5,000 million during the six-month period ended June 30, 2026.

27

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

10.	Property, Plant and Equipment

(1)	Changes in property, plant and equipment for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Beginning balance	~~W~~	67,394,741	~~W~~	48,316,766
Acquisition		16,438,776		10,531,625
Disposal and retirement		(12,684)		(31,179)
Depreciation		(5,959,727)		(4,544,143)
Transfers		6,723		7,457

Ending balance	~~W~~	77,867,829	~~W~~	54,280,526

(2)	Certain machineries are pledged as collaterals for borrowings of the Company as of June 30, 2026 (See note 28).

11.	Leases

(1)	Changes in right-of-use assets for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Beginning balance	~~W~~	1,754,246	~~W~~	1,868,604
Acquisition		168,708		89,981
Termination		(6,441)		(1,374)
Depreciation		(160,721)		(178,756)

Ending balance	~~W~~	1,755,792	~~W~~	1,778,455

(2)	Changes in lease liabilities for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Beginning balance	~~W~~	2,045,100	~~W~~	2,275,463
Acquisition		168,708		89,981
Termination		(6,556)		(1,353)
Interest expenses		41,145		41,776
Payments		(267,437)		(283,093)
Foreign exchange difference		36,737		(53,378)

Ending balance	~~W~~	2,017,697	~~W~~	2,069,396

28

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

12.	Intangible Assets

Changes in intangible assets for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Beginning balance	~~W~~	3,232,687	~~W~~	3,172,837
Acquisition		588,815		380,594
Disposal and retirement		(1,947)		(2,778)
Amortization		(328,440)		(354,575)
Transfers		(6,723)		(7,457)

Ending balance	~~W~~	3,484,392	~~W~~	3,188,621

29

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

13.	Borrowings

Details of borrowings as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
	June 30, 2026		December 31, 2025
Current
Short-term borrowings	~~W~~	300,000	~~W~~	650,000
Current portion of long-term borrowings		1,809,376		1,378,589
Current portion of debentures[1]		1,249,165		4,295,659

		3,358,541		6,324,248

Non-current
Long-term borrowings		1,842,207		2,629,809
Debentures		10,543,936		11,206,398

		12,386,143		13,836,207

	~~W~~	15,744,684	~~W~~	20,160,455

[1]

The Company held exchangeable bonds issued in 2023, and the maturity date of the exchangeable bonds is in 2030. As of December 31, 2025, the Company classified the exchangeable bonds as current borrowings due to the possibility of exercising conversion rights by the bondholders. During the six-month period ended June 30, 2026, exchangeable bonds equivalent to USD 738,400,000 were exchanged for 8,932,474 shares upon exercise of exchange rights by the bondholders. As the exchangeable bonds were fully exchanged into shares during the six-month period ended June 30, 2026, no balance remains as of June 30, 2026. On a cumulative basis, exchangeable bonds equivalent to USD 1,700,000,000 have been exchanged for 20,560,302 shares. The conditions of issuance are as follows:

Type of bond		Foreign exchangeable bond

Issue amount		USD 1,700,000,000

Outstanding balance of bonds issued[1]		USD 0

Interest rate	Coupon Rate	1.75%
	Yield Rate	1.75%

Maturity Date		April 11, 2030

Redemption measures		1) Redemption upon maturity: redemption of the remaining amounts for which conversion rights or early redemption has not been exercised upon maturity date
2) Early redemption: Redemption by the Call Option of the Issuer or redemption by the Put Option of Bondholders

Details of conversion right	Conversion Rate	100.00% of the principal amount
	Conversion price	~~W~~108,811 per share
	Subject of Conversion	Ordinary shares of the SK hynix Inc. (currently held as treasury shares)
	Conversion period	May 22, 2023 - April 1, 2030
Adjustment to Conversion Price

Adjustment of the Conversion Price in certain circumstances, including but not limited to:

Bonus issue, subdivision, consolidation, reclassification, rights issues of options or warrants over shares, share dividends, capital distribution, modification of rights of conversion, issues at less than Current Market Price, etc.

30

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

13.	Borrowings, Continued

Details of borrowings as of June 30, 2026 and December 31, 2025 are as follows, Continued

Put Option of Bondholders	The fourth anniversary from the transaction date (April 11, 2027)
In the case of a change of control of the Company
In the case of the Shares of the Company ceases to be listed or admitted to trading or are suspended for trading for a period equal to or exceeding 20 consecutive Trading Days

Call Option of the Issuer	On or after April 25, 2028, in the case of the closing price of the Shares for any 20 trading days in a period of 30 consecutive trading days is at least 130% of the prevailing Conversion Price
In the case of the aggregate principal amount of the Bonds outstanding is less than 10% of the aggregate principal amount originally issued (Clean Up Call)
In the case of the Issuer becomes obliged to pay any additional amounts, as a result of changes relating to tax laws in Korea.

[1]

Upon issuance, the exchangeable bonds were exchangeable into 20,126,911 shares. The number of shares subject to exchange was subsequently adjusted due to the exercise of exchange rights and adjustments in the exchange price. As the exchange rights were fully exercised, there were no exchangeable shares outstanding as of June 30, 2026

14.	Other Current and Non-current Liabilities

Details of other current and non-current liabilities as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Current
Advance receipts	~~W~~	355	~~W~~	405
Unearned income		33		44
Withholdings		164,999		229,431
Contract liabilities		379,765		417,711
Others		—		61,536

		545,152		709,127

Non-current
Other long-term employee benefits		2,789,369		1,249,741

	~~W~~	3,334,521	~~W~~	1,958,868

31

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

15.	Provisions

(1)	Changes in provisions for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)	2026
	Beginning Balance		Increase		Utilization		Reversal		Ending Balance
Purchase commitments	~~W~~	153,267	~~W~~	14,177	~~W~~	—	~~W~~	—	~~W~~	167,444
Warranty		217,244		—		(584)		(47,132)		169,528
Emission allowances		4,359		1,327		—		—		5,686
Restoration		1,827		—		—		—		1,827

	~~W~~	376,697	~~W~~	15,504	~~W~~	(584)	~~W~~	(47,132)	~~W~~	344,485

(In millions of Korean won)	2025
	Beginning Balance		Increase		Utilization		Reversal		Ending Balance
Purchase commitments	~~W~~	82,621	~~W~~	—	~~W~~	—	~~W~~	(9,093)	~~W~~	73,528
Warranty		256,479		30,796		(1,021)		—		286,254
Emission allowances		5,407		—		—		(3,167)		2,240
Restoration		1,827		—		—		—		1,827

	~~W~~	346,334	~~W~~	30,796	~~W~~	(1,021)	~~W~~	(12,260)	~~W~~	363,849

(2)	Accrual for loss on purchase commitment

The Company is committed to purchase wafers (semi-finished goods) from its overseas subsidiary, SK hynix Semiconductor (China) Ltd. For the work-in-process which will be purchased from the subsidiary, the Company records provisions for expected losses if the total manufacturing costs are expected to exceed the sale price of finished goods at the end of reporting period. Increase or reversal in the provision for purchase commitments are recognized in the cost of sales.

(3)	Provisions for warranty

The Company estimates the expected warranty costs based on historical results and records provisions for warranty. Regarding the durability issue of certain products sold in the prior years, the Company separately estimated and recorded warranty provisions for the amount expected to be paid for cash compensation, product replacement and other customer supporting activities.

32

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

15.	Provisions, Continued

(4)	Provision for emission allowances

The Company recognizes estimated future payment for the number of emission certificates required to settle the Company’s obligation exceeding the actual number of certificates on hand as emission allowances according to the Act on Allocation and Trading of Greenhouse Gas Emission Permits.

(a)	Details of the allocated amount of emission permits and the estimated amount of emission as of June 30, 2026 are as follows:

(In ten thousand tons CO2-eq)	June 30, 2026
Allocated emission permits	636
Estimated volume of emission	686

(b)	Changes in the emission permits rights for the six-month period ended June 30, 2026 are as follows:

(In ten thousand tons CO2-eq)
2025
Beginning balance	51
Allocated	502
Disposal	(18)

Ending balance	535

33

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

16.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Present value of defined benefit obligations	~~W~~	3,194,112	~~W~~	3,159,480
Fair value of plan assets		(4,700,663)		(4,686,832)

Net defined benefit liabilities (assets)	~~W~~	(1,506,551)	~~W~~	(1,527,352)

Defined benefit liabilities	~~W~~	—	~~W~~	—
Employee benefit assets[1]	~~W~~	1,506,551	~~W~~	1,527,352

[1]

The Company’s fair value of plan assets in excess of the present value of defined benefit obligations, presented as employee benefit assets, amounted to ~~W~~1,506,551 million and ~~W~~1,527,352 million as of June 30, 2026 and December 31, 2025, respectively.

(2)	Changes in present value of defined benefit obligations for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Beginning balance	~~W~~	3,159,480	~~W~~	2,842,010
Current service cost		139,653		132,967
Interest expense		82,741		70,258
Transfer from associates		5,565		2,875
Benefits paid		(193,327)		(121,578)

Ending balance	~~W~~	3,194,112	~~W~~	2,926,532

(3)	Changes in fair value of plan assets for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Beginning balance	~~W~~	4,686,832	~~W~~	3,971,186
Contributions		165,000		260,000
Interest income		125,413		99,135
Transfer from associates		4,746		3,155
Benefits paid		(207,103)		(139,877)
Remeasurements		(74,225)		(4,492)

Ending balance	~~W~~	4,700,663	~~W~~	4,189,107

34

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

16.	Defined Benefit Liabilities (Assets), Continued

(4)	The amounts recognized in profit or loss for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)	2026				2025
	Three months		Six months		Three months		Six months
Current service cost	~~W~~	69,813	~~W~~	139,653	~~W~~	66,470	~~W~~	132,967
Net interest income		(21,344)		(42,672)		(14,443)		(28,877)

	~~W~~	48,469	~~W~~	96,981	~~W~~	52,027	~~W~~	104,090

(5)	Contributions to defined contribution plans amounting to ~~W~~14,904 million (2025: ~~W~~8,999 million) were recognized as cost for the six-month periods ended June 30, 2026.

35

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

17.	Derivative Financial Instruments

(1)	Currency and interest rate swap

(a)	Details of derivative financial instruments applying cash flow hedge accounting as of June 30, 2026 are as follows:

(In millions of Korean won and thousands of foreign currencies)

Hedged items			Hedging instruments
Borrowing date	Financial instrument	Hedged risk	Type of contract	Financial institution	Contract period
2019.10.02	Foreign currency denominated borrowing for equipment with floating rate (Par value: USD 62,500)	Foreign currency risk and interest rate risk	Floating-to-fixed cross currency interest rate swap	Korea Development Bank	2019.10.02 ~ 2026.10.02

2023.04.04	Borrowing for equipment with floating rate (Par value: KRW 100,000)	Interest rate risk	Interest rate swap	Woori Bank	2023.04.04 ~ 2028.04.04

2024.03.07	Borrowing for equipment with floating rate (Par value: KRW 186,000)	Interest rate risk	Interest rate swap	Shinhan Bank	2024.03.07 ~ 2027.10.18

(b)

The fair value of derivative financial assets and derivative financial liabilities held by the Company are presented in other financial assets and other financial liabilities in the separate financial statements of financial position as of June 30, 2026 and the details are as follows:

(In millions of Korean won and thousands of foreign currencies)
Type of contract	Hedged items	Cash flow hedge		Fair value
Floating-to-fixed cross currency swap	Foreign currency denominated borrowing for equipment with floating rate (Par value: USD 62,500)	~~W~~	22,523	~~W~~	22,523
Interest rate swap	Borrowing for equipment with floating rate (Par value: KRW 100,000)		272		272
Interest rate swap	Borrowing for equipment with floating rate (Par value: KRW 186,000)		60		60

Derivative financial assets				~~W~~	22,855

Interest rate swap	Borrowing for equipment for with floating rate (Par value: KRW 186,000)	~~W~~	322	~~W~~	322

Derivative financial liabilities				~~W~~	322

As of June 30, 2026, changes of fair value of the derivative are recognized in other comprehensive income or loss as all of designated hedging instruments are all effective against risks.

36

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

17.	Derivative Financial Instruments, Continued

(2)	Embedded Derivatives

The details of the embedded derivatives held by the Company presented in other financial liabilities in the separate financial statements of financial position as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
Derivative financial liabilities	June 30, 2026		December 31, 2025
Embedded Derivatives[1]	~~W~~	—	~~W~~	4,911,677

[1]

Embedded derivatives are conversion right, call option, and put options granted on exchangeable bonds issued by the Company on April 11, 2023 (See note 13). As the exchangeable bonds were fully exchanged into shares during the six-month period ended June 30, 2026, no balance of embedded derivatives remains as of June 30, 2026.

37

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

18.	Capital Stock, Capital Surplus, Other Equity and Accumulated Other Comprehensive Income

(1)

The Company has 9,000,000,000 authorized shares and the face value per share is ~~W~~5,000 as of June 30, 2026. The number of shares issued, common stock, capital surplus and other equity as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of Korean won and shares)
	June 30, 2026		December 31, 2025
Issued shares[1]		712,702,365		728,002,365
Capital stock:
Common stock	~~W~~	3,657,652	~~W~~	3,657,652
Capital surplus:
Additional paid in capital[2]		21,406		3,625,797
Others[2,3]		11,668,636		5,152,867

		11,690,042		8,778,664

Other equity:
Acquisition cost of treasury shares[3,4]		(92,746)		(1,499,954)
Share options		39,913		64,018
Others		(189,787)		87,338

	~~W~~	(242,620)	~~W~~	(1,348,598)

Accumulated other comprehensive income:
Gain on valuation of derivatives	~~W~~	(302)	~~W~~	8,279
Number of treasury shares:
Number of treasury shares[3,4]		1,626,865		26,310,845

[1]	The number of issued shares decreased due to share retirement for the six-month period ended June 30, 2026 and from the past.
[2]

For the six-month period ended June 30, 2026, the company resolved at the regular general meeting of shareholders held on March 25, 2026, to increase distributable retained earnings by transferring capital surplus to retained earnings. As a result, share premium of ~~W~~3,604,391 million and capital reduction surplus of ~~W~~479,244 million were transferred to retained earnings.

[3]	The Company disposed 9,383,980 treasury shares, and recognized gains on disposal of treasury shares of ~~W~~6,995,013 million.
[4]	The company retired 15,300,000 treasury shares during the six-month period ended June 30, 2026.

(2)	The number of outstanding shares, which represents the Parent Company’s issued shares outstanding less treasury shares, as of June 30, 2026 and December 31, 2025, are as follows:

(In shares)	June 30, 2026
	Listed Shares	Treasury Shares	Outstanding Shares
The number of issued shares	712,702,365	1,626,865	711,075,500

(In shares)	December 31, 2025
	Listed Shares	Treasury Shares	Outstanding Shares
The number of issued shares	728,002,365	26,310,845	701,691,520

38

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

19.	Retained Earnings

Retained earnings as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)	June 30, 2026		December 31, 2025
Legal reserve[1]	~~W~~	1,063,843	~~W~~	852,976
Discretionary reserve[2]		235,507		235,507
Unappropriated retained earnings[3,4]		235,669,057		105,134,082

	~~W~~	236,968,407	~~W~~	106,222,565

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate for each financial period, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for cash dividends payment but may be transferred to capital stock or used to reduce accumulated deficit.

[2]	Discretionary reserve is the reserve for technology development.
[3]

For the six-month period ended June 30, 2026, the company resolved at the regular general meeting of shareholders held on March 25, 2026, to increase distributable retained earnings by transferring capital surplus to retained earnings. As a result, share premium of ~~W~~3,604,391 million and capital reduction surplus of ~~W~~479,244 million were transferred to retained earnings.

[4]

Dividends amounting to ~~W~~1,327,712 million, which were approved at shareholders’ meeting held on March 25, 2026, and ~~W~~266,653 million, which were approved at board of directors’ meeting held on April 22, 2026 were distributed as of June 30, 2026.

39

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

20.	Revenue

(1)	Details of revenue for the three-month and six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)
	2026				2025
	Three months		Six months		Three months		Six months
Sale of goods and other products	~~W~~	73,939,895	~~W~~	121,959,359	~~W~~	19,513,752	~~W~~	35,421,500
Providing services		85,827		124,951		35,714		73,260

	~~W~~	74,025,722	~~W~~	122,084,310	~~W~~	19,549,466	~~W~~	35,494,760

(2)	Details of revenue by product and service types for the three-month and six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)	2026				2025
	Three months		Six months		Three months		Six months
DRAM	~~W~~	59,155,599	~~W~~	98,913,878	~~W~~	16,573,043	~~W~~	30,180,136
NAND Flash		14,719,034		22,903,501		2,877,175		5,107,758
Others		151,089		266,931		99,248		206,866

	~~W~~	74,025,722	~~W~~	122,084,310	~~W~~	19,549,466	~~W~~	35,494,760

(3)	Details of the Company’s revenue by the timing of revenue recognition for the three-month and six-month periods ended June 30, 2026 and 2025, are as follows:

(In millions of Korean won)
	2026				2025
	Three months		Six months		Three months		Six months
Performance obligations satisfied at a point in time	~~W~~	73,939,895	~~W~~	121,959,359	~~W~~	19,513,752	~~W~~	35,421,500
Performance obligations satisfied over time		85,827		124,951		35,714		73,260

	~~W~~	74,025,722	~~W~~	122,084,310	~~W~~	19,549,466	~~W~~	35,494,760

40

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

21.	Selling and Administrative Expenses

Selling and administrative expenses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026				2025
	Three months		Six months		Three months		Six months
Selling and Administrative Expenses:
Salaries	~~W~~	965,451	~~W~~	1,586,369	~~W~~	263,441	~~W~~	537,057
Defined benefit plan		12,224		23,391		12,195		23,014
Employee benefits		47,807		106,185		38,416		76,892
Commission		155,882		261,042		153,786		248,848
Depreciation		47,467		92,171		47,182		95,101
Amortization		106,852		214,668		111,407		237,237
Advertising		37,612		57,485		26,906		40,425
Supplies		32,850		68,845		25,813		44,588
Quality control cost		(2,483)		(47,132)		57,769		52,751
Training		18,128		45,755		17,744		43,648
Others		84,391		145,416		42,480		85,298

		1,506,181		2,554,195		797,139		1,484,859

Research and development:
Expenditure on research and development		3,179,261		5,476,340		1,346,042		2,742,637
Development cost capitalized		(127,572)		(226,587)		(54,936)		(98,285)

		3,051,689		5,249,753		1,291,106		2,644,352

	~~W~~	4,557,870	~~W~~	7,803,948	~~W~~	2,088,245	~~W~~	4,129,211

41

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

22.	Expenses by Nature

Nature of expenses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026				2025
	Three months		Six months		Three months		Six months
Changes in finished goods, work-in-process, and others	~~W~~	(1,408,391)	~~W~~	(2,322,216)	~~W~~	626,621	~~W~~	(252,432)
Raw materials, supplies and consumables		4,353,098		8,077,343		3,246,326		6,367,020
Employee benefit		7,365,986		12,030,975		2,115,219		4,214,450
Depreciation and amortization		3,326,965		6,378,371		2,578,164		5,002,424
Commission		1,024,840		1,969,309		776,930		1,544,880
Utilities		645,193		1,237,544		509,845		1,072,016
Repair		431,369		804,728		354,342		660,578
Outsourcing		742,119		1,429,038		545,437		1,044,375
Others		473,763		930,894		430,315		780,323
Transfer: capitalized development cost and others		(207,435)		(355,202)		(82,810)		(151,254)

Total[1]	~~W~~	16,747,507	~~W~~	30,180,784	~~W~~	11,100,389	~~W~~	20,282,380

[1]	Total expenses consist of cost of sales and selling and administrative expenses.

23.	Finance Income and Expenses

Finance income and expenses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026				2025
	Three months		Six months		Three months		Six months
Finance income:
Interest income	~~W~~	294,450	~~W~~	508,161	~~W~~	154,737	~~W~~	334,761
Dividend income		10,951,200		14,903,668		364,932		372,040
Foreign exchange differences[1]		1,897,694		4,518,860		1,267,112		1,865,005
Gain on valuation of financial instruments		52,441,071		62,324,633		238,938		2,002,393
Others		127		3,140		(2,465)		6,276

		65,584,542		82,258,462		2,023,254		4,580,475

Finance expenses:
Interest expenses		122,478		260,760		191,481		422,999
Foreign exchange differences[1]		817,229		2,027,993		1,777,177		2,234,684
Loss on valuation of derivative financial instruments		2,478,994		3,977,121		—		—
Others		—		—		855		881

		3,418,701		6,265,874		1,969,513		2,658,564

Net finance income	~~W~~	62,165,841	~~W~~	75,992,588	~~W~~	53,741	~~W~~	1,921,911

[1]

The foreign exchange differences gain from long-term investment assets amounting to ~~W~~495,911 million (2025: The foreign exchange differences loss ~~W~~67,465 million) are included for the six-month period ended June 30, 2026.

42

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

24.	Other Income and Expenses

(1)	Other income for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)	2026				2025
	Three months		Six months		Three months		Six months
Gain on disposal of property, plant and equipment	~~W~~	8,303	~~W~~	18,889	~~W~~	9,222	~~W~~	84,557
Gain on disposal of intangible assets		—		—		1,037		1,037
Gain on disposal of investment in subsidiaries and associates		91,131		165,498		37,472		84,006
Others		1,579		3,820		3,570		5,423

	~~W~~101,013		~~W~~188,207		~~W~~51,301		~~W~~175,023

(2)	Other expenses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)	2026				2025
	Three months		Six months		Three months		Six months
Donation	~~W~~	29,974	~~W~~	31,724	~~W~~	42,700	~~W~~	44,276
Loss on disposal of property, plant and equipment		1,414		8,260		19,404		19,803
Loss on disposal of intangible assets		877		1,867		1,277		1,690
Depreciation of idle property, plant and equipment		1,140		2,361		3,720		7,991
Others		5,953		5,972		23		399

	~~W~~39,358		~~W~~50,184		~~W~~67,124		~~W~~74,159

25.	Income Tax Expense

Income tax expense is recognized based on management’s best estimate of the average annual effective income tax rate expected for the full financial year multiplied by the pre-tax income of the interim reporting period. Income tax expense includes current tax expense adjustments related to prior period.

43

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

26.	Earnings per Share

Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted average number of outstanding ordinary shares during the three-month and six-month periods ended June 30, 2026 and 2025.

(1)	Basic earnings per share for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won, except for shares and per share information)	2026				2025
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shareholders	~~W~~	91,302,934	~~W~~	129,203,034	~~W~~	6,837,594	~~W~~	14,463,417
Weighted average number of outstanding ordinary shares[1]		710,083,326		707,746,374		690,395,022		690,019,799

Basic earnings per share (in Korean won)	~~W~~	128,581	~~W~~	182,556	~~W~~	9,904	~~W~~	20,961

[1]	Weighted average number of outstanding ordinary shares is calculated as follows:

(In shares)	2026		2025
	Three months	Six months	Three months	Six months
Issued ordinary shares	712,702,365	715,999,050	728,002,365	728,002,365
Acquisition of treasury shares	(2,619,039)	(8,252,676)	(37,607,343)	(37,982,566)

Weighted average number of outstanding ordinary shares	710,083,326	707,746,374	690,395,022	690,019,799

44

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

26.	Earnings per Share, Continued

(2)	Diluted earnings per share for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won, except for shares and per share amounts)	2026				2025
	Three months		Six months		Three months		Six Months
Profit attributable to ordinary shareholders of the Company	~~W~~	91,302,934	~~W~~	129,203,034	~~W~~	6,837,594	~~W~~	14,463,417
Adjustment:
Interest expense (After-tax)		350		5,144		22,975		46,089
Gain on foreign currency translation (After-tax)		(70,859)		—		(204,350)		(217,996)

Diluted profit attributable to ordinary shareholders of the Company		91,232,425		129,208,178		6,656,219		14,291,510
Weighted average number of diluted outstanding ordinary shares[1]		711,647,617		711,615,569		711,467,642		711,094,878

Diluted earnings per share (in Korean won)	~~W~~	128,199	~~W~~	181,570	~~W~~	9,356	~~W~~	20,098

[1]	Weighted average number of diluted outstanding ordinary shares is calculated as follows:

(In shares)	2026		2025
	Three months	Six months	Three months	Six months
Weighted average number of outstanding ordinary shares	710,083,326	707,746,374	690,395,022	690,019,799
Share options	579,543	638,376	933,331	935,790
Exchangeable bond	984,748	3,230,819	20,139,289	20,139,289

Weighted average number of diluted outstanding ordinary shares	711,647,617	711,615,569	711,467,642	711,094,878

45

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

27.	Transactions with Related Parties and Others

(1)	Details of related parties as of June 30, 2026 are as follows:

Type	Name of related parties
Subsidiaries	SK hynix America Inc. and other 56 entities [1]

Associates[2]

Stratio, Inc., SK China Company Limited, Gemini Partners Pte. Ltd.,

TCL Fund, SK South East Asia Investment Pte. Ltd.,

Hushan Xinju (Chengdu) Venture Investment Center(Smartsource),

Prume Social Farm, Co., Ltd., Wuxi xinfa IC industry park., Ltd.,

Mirae Asset Committee Semiconductor No. 1 Startup Venture Private Equity Investment Co., Ltd.,

L&S (No.10) Early Stage III Investment Association,
SiFive, Inc., YD-SK-KDB Social Value,
Ningbo Zhongxin Venture Capital Partnership (Limited Partnership),
Jiangsu KVTS Semiconductor science and Technology Co Ltd.,
SAPEON Inc., SK Japan Inc., SK Americas, Inc.

Joint ventures[3]	HITECH Semiconductor(Wuxi) Co., Ltd., SK hynix system ic (Wuxi) Co., Ltd., and its subsidiaries,
Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor,
Specialized Investment-type Private Equity Investment Trust For Win-win System Semiconductor, Semiconductor Ecosystem Fund

Other related Parties	SK Square Co., Ltd., which has significant influence over the Company, and its subsidiaries, SK Holdings Co., Ltd., which has control over SK Square Co., Ltd., and its subsidiaries

[1]	MMT (Money Market Trust) was excluded from related party transactions. Subsidiaries of subsidiaries are included.
[2]	Associates of subsidiaries are included.
[3]	Joint ventures of subsidiaries are included.

46

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

27.	Transactions with Related Parties and Others, Continued

(2)	Subsidiaries of the Company as of June 30, 2026 are as follows:

Company	Controlling company	Remarks
SK hyeng Inc.	SK hynix Inc.	Construction and service
SK hystec Inc.	SK hynix Inc.	Business support and service
HappyNarae Co., Ltd.	SK hynix Inc.	Industrial material supply
Happymore Inc.	SK hynix Inc.	Semiconductor apparel manufacturing, baking and services
SK hynix system ic Inc.	SK hynix Inc.	Semiconductor research and development and business support
SK hynix America Inc.	SK hynix Inc.	Semiconductor sales
SK hynix Deutschland GmbH	SK hynix Inc.	Semiconductor sales
SK hynix Asia Pte. Ltd.	SK hynix Inc.	Semiconductor sales
SK hynix Semiconductor Hong Kong Ltd.	SK hynix Inc.	Semiconductor sales
SK hynix Japan Inc.	SK hynix Inc.	Semiconductor sales
SK hynix U.K. Ltd.	SK hynix Inc.	Semiconductor sales
SK hynix Semiconductor India Private Ltd.	SK hynix Asia Pte. Ltd.	Semiconductor sales
SK hynix (Wuxi) Semiconductor Sales Ltd.	SK hynix Inc.	Semiconductor sales
SK hynix Semiconductor Taiwan Inc.	SK hynix Inc.	Semiconductor sales
SK hynix Semiconductor (China) Ltd.	SK hynix Inc.	Semiconductor manufacturing
SK hynix Semiconductor (Chongqing) Ltd.	SK APTECH Ltd.	Semiconductor manufacturing
SK APTECH Ltd.	SK hynix Inc.	Overseas investment
SK hynix Ventures Hong Kong Ltd.	SK hynix Inc.	Overseas investment
SK hynix memory solutions America Inc.	SK hynix America Inc.	Semiconductor research and development
SK hynix memory solutions Taiwan Ltd.	SK hynix Inc.	Semiconductor research and development
SK hynix (Wuxi) Investment Ltd.	SK hynix Semiconductor (China) Ltd.	Overseas investment
SK hynix (Wuxi) Industry Development Ltd.	SK hynix (Wuxi) Investment Ltd.	Foreign hospital construction
SK hynix Happiness (Wuxi) Hospital Management Ltd.	SK hynix (Wuxi) Investment Ltd.	Foreign hospital operation
SK hynix cleaning (Wuxi) Ltd.	SK hynix (Wuxi) Investment Ltd.	Building maintenance and others
SUZHOU HAPPYNARAE Co., Ltd.	HappyNarae Co., Ltd.	Overseas industrial material supply
CHONGQING HAPPYNARAE Co., Ltd.	SUZHOU HAPPYNARAE Co., Ltd.	Overseas industrial material supply
SK hynix (Wuxi) Education Technology Co., Ltd.	SK hynix (Wuxi) Investment Ltd.	Overseas education
Gauss Labs Inc.[1]	SK hynix Inc.	Overseas telecommunication of information
HappyNarae America LLC [2]	HappyNarae Co., Ltd.	Overseas industrial material supply
HappyNarae Hungary Kft [2]	HappyNarae Co., Ltd.	Overseas industrial material supply
SK hynix (Wuxi) Education Service Development Co., Ltd.	SK hynix (Wuxi) Education Technology Co., Ltd.	Overseas education
SK hynix NAND Product Solutions Corp. [1,4]	SK hynix Inc.	Semiconductor sales, research and development and others
Solidigm Inc.[3,4]	SK hynix NAND Product Solutions Corp.	Semiconductor sales, research and development and others

47

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

27.	Transactions with Related Parties and Others, Continued

(2)	Subsidiaries of the Company as of June 30, 2026 are as follows, Continued

Company	Controlling company	Remarks
SK hynix NAND Product Solutions Taiwan Co., Ltd.[1]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	Semiconductor research and development and sales
SK hynix NAND Product Solutions Canada Ltd.[1]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	Semiconductor research and development
SK hynix NAND Product Solutions Mexico, S. DE R.L. DE C.V.[1]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	Semiconductor research and development
SK hynix Semiconductor (Dalian) Co., Ltd.	SK hynix Inc.	Semiconductor manufacturing
SK hynix NAND Product Solutions UK Limited[1]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	Semiconductor salepps
SK hynix NAND Product Solutions Israel Ltd.[1]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	Semiconductor sales
SK hynix NAND Product Solutions International LLC[1]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	Semiconductor sales
SK hynix NAND Product Solutions Asia Pacific LLC[1]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	Semiconductor sales
SK hynix NAND Product Solutions Singapore Pte. Ltd.[1]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	Semiconductor sales
SK hynix NAND Product Solutions Malaysia Sdn. Bhd.[1]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	Semiconductor sales
SK HYNIX NAND PRODUCT SOLUTIONS POLAND sp. z o.o.[1]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	Semiconductor research and development
SK hynix NAND Product Solutions (Beijing) Co., Ltd.[1]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	Semiconductor sales
SK Hynix NAND Product Solutions (Shanghai) Co., Ltd.[1]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	Semiconductor research and development
SK Keyfoundry Inc.	SK hynix Inc.	Semiconductor sales, manufacturing and others
SK Keyfoundry America Inc.	SK Keyfoundry Inc.	Semiconductor sales
SK Keyfoundry Shanghai Co., Ltd.	SK Keyfoundry Inc.	Semiconductor sales
SK Powertech	SK Keyfoundry Inc.	Semiconductor manufacturing
Intel NDTM US LLC [1]	SK hynix NAND Product Solutions Corp. and Solidigm Inc.[5]	Semiconductor research and development
SK hynix semiconductor storage technology (Dalian) Co., Ltd.	SK hynix Semiconductor (Dalian) Co., Ltd.	Semiconductor manufacturing support
SK hynix Semiconductor West Lafayette LLC	SK hynix America Inc.	Semiconductor manufacturing
SK hynix memory solutions Poland sp. z o.o.	SK hynix Inc.	Semiconductor research and development
SHIFTIX HOLDINGS LLC [3]	SK hynix NAND Product Solutions Corp.	Overseas investment
SHIFTIX1 LLC [6]	SHIFTIX HOLDINGS LLC	Overseas investment
Solidigm NAND Product Solutions (Dalian) Co., Ltd.[7]	SK hynix NAND Product Solutions UK Limited	Semiconductor sales

48

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

27.	Transactions with Related Parties and Others, Continued

(2)	Subsidiaries of the Company as of June 30, 2026 are as follows, Continued

[1]	The Company’s ownership interest decreased due to exercise of stock options by the employees of subsidiarys and its subsidiary during six-month period ended June 30, 2026.
[2]	Liquidation is in progress as of June 30, 2026.
[3]	The entity was newly established as a subsidiary of SK Hynix NAND Product Solutions Corp. during the six-month period ended June 30, 2026.
[4]

As part of the business reorganization of SK hynix NAND Product Solutions Corp., the NAND flash memory and SSD sales and research and development, including related assets, contracts, rights, employees, and the associated assets and liabilities previously held by SK hynix NAND Product Solutions Corp., were transferred to Solidigm Inc. during the six-month period ended June 30, 2026.

[5]

Certain subsidiaries have been transferred to Solidigm Inc. as of June 30, 2026, and the transfer of the remaining related subsidiaries to Solidigm Inc. is expected to be completed within the current year.

[6]	The entity was newly established as a subsidiary of SHIFTIX HOLDINGS LLC during the six-month period ended June 30, 2026.

[7]	The entity was newly established as a subsidiary of SK hynix NAND Product Solutions UK Ltd. during the six-month period ended June 30, 2026.

(3)	Significant transactions with related parties for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
		For the three-month period ended June 30, 2026
	Company	Sales and others		Purchase and others		Asset acquisition
Subsidiaries	Domestic subsidiaries [1]	~~W~~	49,007	~~W~~	321,636	~~W~~	28,974
	Overseas sales subsidiaries [4]		73,897,032		19,091		—
	Overseas manufacturing subsidiaries [2]		86,289		1,764,672		35,246
	Overseas R&D centers		16		85,352		190
Associates	SK China Company Limited		—		2,933		—
	SK Japan Inc.		—		587		—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		697		202,241		3,664
	SK hynix system ic (Wuxi) Co., Ltd.		1,103		—		—
Other related parties	SK Telecom Co., Ltd.		23		14,302		14,597
	SK Holdings Co., Ltd. [3]		4,009		135,532		211,922
	SK Ecoplant Co., Ltd.		4		—		1,453,005
	SK Energy Co., Ltd.		604		20,478		—
	SK Networks Co., Ltd.		—		1,572		—
	Chungcheong energy service Co., Ltd.		—		11,628		26
	SK Siltron Co., Ltd.		1,894		83,445		—
	SK Airplus Inc.		54		2,061		—
	Techdream Co., Ltd.		—		36,521		—
	SK Tri Chem Co., Ltd.		—		30,005		—
	SK Aircore Co., Ltd.		—		35,094		53,736
	SK Shieldus Co., Ltd.		75		27,046		4,324
	SK Innovation Co., Ltd.		—		23,066		—
	SK REIT Co., Ltd.		—		1,244		168
	Clean Industrial REIT Co., Ltd		—		6,169		—
	PRISM Energy International Pte. Ltd.		—		257,487		—
	Others		20		54,487		841

		~~W~~	74,040,827	~~W~~	3,136,649	~~W~~	1,806,693

49

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

27.	Transactions with Related Parties and Others, Continued

(3)	Significant transactions with related parties for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows, Continued:

(In millions of Korean won)
		For the six-month period ended June 30, 2026
	Company	Sales and others		Purchase and others		Asset acquisition
Subsidiaries	Domestic subsidiaries [1]	~~W~~	99,271	~~W~~	637,130	~~W~~	44,849
	Overseas sales subsidiaries [4]		122,106,478		28,720		—
	Overseas manufacturing subsidiaries [2]		180,233		3,403,599		87,053
	Overseas R&D centers		40		177,647		190
Associates	SK China Company Limited		—		5,771		—
	SK Japan Inc.		—		998		—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		1,076		418,903		9,102
	SK hynix system ic (Wuxi) Co., Ltd.		2,224		—		—
Other related parties	SK Telecom Co., Ltd.		193		28,404		17,078
	SK Holdings Co., Ltd. [3]		8,017		261,713		214,102
	SK Ecoplant Co., Ltd.		7		—		2,439,275
	SK Energy Co., Ltd.		1,304		57,311		—
	SK Networks Co., Ltd.		—		3,027		—
	Chungcheong energy service Co., Ltd.		—		29,726		26
	SK Siltron Co., Ltd.		3,723		167,919		—
	SK Airplus Inc.		74		3,924		—
	Techdream Co., Ltd.		—		69,068		—
	SK Tri Chem Co., Ltd.		—		57,880		—
	SK Aircore Co., Ltd.		—		68,850		53,736
	SK Shieldus Co., Ltd.		135		63,205		4,418
	SK Innovation Co., Ltd.		—		45,575		40
	SK REIT Co., Ltd.		—		2,487		168
	Clean Industrial REIT Co., Ltd		—		12,424		—
	PRISM Energy International Pte. Ltd.		—		430,286		—
	Others		36		93,670		2,106

		~~W~~	122,402,811	~~W~~	6,068,237	~~W~~	2,872,143

[1]	Sales and others to domestic subsidiaries include the cost reimbursement amount received from domestic subsidiaries such as SK Keyfoundry Inc. etc. for the electricity expenses and others.
[2]	Sales and others to overseas manufacturing subsidiaries include proceeds from asset disposal that amount to ~~W~~18,130 million.
[3]	Royalty expense for the use of the SK brand for the six-month period ended June 30, 2026 is included.
[4]	Purchases and others from oversea sales subsidiaries for the six-month period ended June 30, 2026 exclude purchase amount on behalf of subsidiaries.

50

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

27.	Transactions with Related Parties and Others, Continued

(3)	Significant transactions with related parties for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows, Continued:

(In millions of Korean won)		For the three-month period ended June 30, 2025
	Company	Sales and others		Purchase and others		Asset acquisition
Subsidiaries	Domestic subsidiaries[1]	~~W~~	48,302	~~W~~	272,969	~~W~~	11,629
	Overseas sales subsidiaries[4]		19,440,604		9,517		—
	Overseas manufacturing subsidiaries [2]		117,793		1,553,906		40,606
	Overseas R&D centers		26		65,229		—
Associates	SK China Company Limited		—		3,088		—
	SK Japan Inc. (formerly, SK telecom Japan Inc.)		—		850		—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		4,965		193,673		13,703
Other related parties	SK hynix system ic (Wuxi) Co., Ltd.		1,031		—		—
	SK Telecom Co., Ltd.		37		11,391		5,286
	SK Holdings Co., Ltd.[3]		3,895		97,234		140,271
	SK Ecoplant Co., Ltd.		5		—		737,493
	SK Energy Co., Ltd.		554		21,710		—
	SK Networks Co., Ltd.		—		714		—
	SK enpulse Co., Ltd		—		10,033		—
	Chungcheong energy service Co., Ltd.		—		8,817		—
	SK Specialty Co., Ltd.		—		—		—
	SK Siltron Co., Ltd.		1,753		93,617		—
	SK Airplus Inc. (formerly, SK Materials Airplus Inc.)		20		26,044		—
	Techdream Co., Ltd.		—		37,399		—
	SK Tri Chem Co., Ltd.		—		23,774		—
	SK Shieldus Co., Ltd.		82		24,417		2,376
	SK Innovation Co., Ltd.		—		18,390		—
	SK REIT Co., Ltd.		—		1,386		284
	Clean Industrial REIT Co., Ltd		—		6,748		—
	SK LNG Trading Pte., Ltd.		—		98,612		—
	Others		18		42,616		27,706

		~~W~~	19,619,085	~~W~~	2,622,134	~~W~~	979,354

51

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

27.	Transactions with Related Parties and Others, Continued

(3)	Significant transactions with related parties for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows, Continued:

(In millions of Korean won)		For the six-month period ended June 30, 2025
	Company	Sales and others		Purchase and others		Asset acquisition
Subsidiaries	Domestic subsidiaries [1]	~~W~~	98,475	~~W~~	547,540	~~W~~	23,403
	Overseas sales subsidiaries [4]		35,276,410		36,379		—
	Overseas manufacturing subsidiaries [2]		298,365		3,173,493		64,485
	Overseas R&D centers		52		133,097		—
Associates	SK China Company Limited		—		6,320		—
	SK Japan Inc. (formerly, SK telecom Japan Inc.)		—		1,732		—
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		5,422		371,769		20,670
Other related parties	SK hynix system ic (Wuxi) Co., Ltd.		2,250		—		—
	SK Telecom Co., Ltd.		261		23,067		5,286
	SK Holdings Co., Ltd. [3]		7,789		165,689		141,050
	SK Ecoplant Co., Ltd.		9		—		1,029,356
	SK Energy Co., Ltd.		1,372		79,628		—
	SK Networks Co., Ltd.		—		1,922		32
	SK enpulse Co., Ltd		704		21,973		—
	Chungcheong energy service Co., Ltd.		—		27,940		—
	SK Specialty Co., Ltd.		—		26,415		—
	SK Siltron Co., Ltd.		3,621		182,902		—
	SK Airplus Inc. (formerly, SK Materials Airplus Inc.)		43		51,813		—
	Techdream Co., Ltd.		—		68,031		—
	SK Tri Chem Co., Ltd.		—		46,762		—
	SK Shieldus Co., Ltd.		164		53,576		3,116
	SK Innovation Co., Ltd.		—		42,487		—
	SK REIT Co., Ltd.		—		2,785		284
	Clean Industrial REIT Co., Ltd		—		13,563		—
	SK LNG Trading Pte., Ltd.		—		345,494		—
	Others		42		72,329		27,710

		~~W~~	35,694,979	~~W~~	5,496,706	~~W~~	1,315,392

[1]	Sales and others to domestic subsidiaries include the cost reimbursement amount received from domestic subsidiaries such as SK Keyfoundry Inc. etc. for the electricity expenses and others.
[2]	Sales and others to overseas manufacturing subsidiaries for the six-month period ended June 30, 2025 include proceeds from asset disposal that amount to ~~W~~47,571 million.
[3]	Royalty expense for the use of the SK brand for the six-month period ended June 30, 2025 is included.
[4]	Purchases and others from oversea sales subsidiaries for the six-month period ended June 30, 2025 exclude purchase amount on behalf of subsidiaries.

52

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

27.	Transactions with Related Parties and Others, Continued

(4)	The balances from significant transactions as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of Korean won)
		June 30, 2026
	Company	Trade receivables and others		Other payables and others
Subsidiaries	Domestic subsidiaries	~~W~~	12,039	~~W~~	157,802
	Overseas sales subsidiaries[1]		48,562,747		825,130
	Overseas manufacturing subsidiaries[1]		4,251,895		1,705,924
	Overseas R&D centers		207		44,110
Associates	SK China Company Limited		—		6,002
	SK Japan Inc.		12		1,190
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		701		376,743
	SK hynix system ic (Wuxi) Co., Ltd.		378		—
Other related parties	SK Telecom Co., Ltd.		559		15,364
	SK Holdings Co., Ltd.		1,475		368,164
	SK Ecoplant Co., Ltd.		—		1,456,650
	SK Energy Co., Ltd.		98		14,835
	SK Networks Co., Ltd.		—		1,358
	Chungcheong energy service Co., Ltd.		—		3,385
	SK Siltron Co., Ltd.		87,122		66,621
	SK Airplus Inc.		7		122,317
	Techdream Co., Ltd.		—		8,420
	SK Tri Chem Co., Ltd.		—		10,983
	SK Aircore Co. LTD.		—		430,452
	SK Shieldus Co., Ltd.		29		16,975
	SK Innovation Co., Ltd.		3,760		2,734
	SK REIT Co., Ltd.		17,330		131,635
	Clean Industrial REIT Co., Ltd		—		499,077
	PRISM ENERGY INTERNATIONAL PTE. LTD.		—		160,599
	Others		13,103		48,602

		~~W~~	52,951,462	~~W~~	6,475,072

[1]	Trade receivables and others include loan to subsidiaries such as SK hynix Semiconductor (Dalian) Co., Ltd., that amount to ~~W~~5,902,404 million.

53

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

27.	Transactions with Related Parties and Others, Continued

(4)	The balances from significant transactions as of June 30, 2026 and December 31, 2025 are as follows, Continued:

(In millions of Korean won)		December 31, 2025
	Company	Trade receivables and others		Other payables and others
Subsidiaries	Domestic subsidiaries	~~W~~	12,382	~~W~~	154,884
	Overseas sales subsidiaries[1]		18,916,578		699,494
	Overseas manufacturing subsidiaries[1]		4,107,408		1,636,653
	Overseas R&D centers		38		99,638
Associates	SK China Company Limited		—		11,174
	SK Japan Inc.		—		1,971
Joint ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		616		382,077
	SK hynix system ic (Wuxi) Co., Ltd.		392		—
Other related parties	SK Telecom Co., Ltd.		192		17,009
	SK Holdings Co., Ltd.		1,468		318,588
	SK Ecoplant Co., Ltd.		—		2,792,416
	SK Energy Co., Ltd.		85		25,495
	SK Networks Co., Ltd.		—		2,482
	SK enpulse Co., Ltd		—		705
	Chungcheong energy service Co., Ltd.		—		6,330
	SK Siltron Co., Ltd.		104,310		32,965
	SK Airplus Inc.		—		698,786
	Techdream Co., Ltd.		—		4,918
	SK Tri Chem Co., Ltd.		—		9,497
	SK Shieldus Co., Ltd.		20		17,121
	SK Innovation Co., Ltd.		129		4,103
	SK REIT Co., Ltd.		17,330		140,571
	Clean Industrial REIT Co., Ltd		—		524,661
	PRISM Energy International Pte. Ltd.		—		215,472
	Others		12,267		122,432

		~~W~~	23,173,215	~~W~~	7,919,442

[1]	Trade receivables and others include loan to subsidiaries such as SK hynix Semiconductor (Dalian) Co., Ltd. that amount to ~~W~~6,642,152 million.

54

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

27.	Transactions with Related Parties and Others, Continued

(5)	Key management compensation

The Company considers registered directors who have authority and responsibility for planning, directing and controlling the activities of the Company as key management. The compensation paid to key management for employee services for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)	Period ended June 30
	2026				2025
Details	Three months		Six months		Three months		Six months
Salaries	~~W~~	2,443	~~W~~	7,434	~~W~~	1,598	~~W~~	5,339
Defined benefit plan related expenses		241		498		203		407
Share-based payments		4,547		4,576		258		502

	~~W~~	7,231	~~W~~	12,508	~~W~~	2,059	~~W~~	6,248

(6)

The significant transactions between the Company and the companies that are in the same conglomerate Company according to ‘Fair Trade Law’ for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows. These entities are not related parties according to Korean IFRS 1024 Related Party Disclosures.

(In millions of Korean won)	Period ended June 30, 2026
	Sales and others				Purchase and others				Asset acquisition
Name of entity	Three months		Six months		Three months		Six months		Three months		Six months
SK Chemicals Co., Ltd.	~~W~~	2	~~W~~	2	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
SMCore. Inc		—		—		662		1,150		1,229		4,045
SK Gas Co., Ltd.		—		—		15		30		—		—

	~~W~~	2	~~W~~	2	~~W~~	677	~~W~~	1,180	~~W~~	1,229	~~W~~	4,045

(In millions of Korean won)	Period Ended June 30, 2025
	Purchase and others
Name of entity	Three months		Six months
SMCore.Inc	~~W~~	284	~~W~~	599

55

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

27.	Transactions with Related Parties and Others, Continued

(7)

The balances of significant transactions between the Company and the companies that are in the same conglomerate Company designated by ‘Fair Trade Law’ as of June 30, 2026 and December 31, 2025 are as follows. These entities are not related parties according to Korean IFRS 1024 Related Party Disclosures.

(In millions of Korean won)	June 30, 2026
Name of entity	Trade receivables and others		Other payables and others
SK Chemicals Co., Ltd.	~~W~~	2	~~W~~	—
SMCore. Inc		—		420
SK Gas Co., Ltd.		29		—

	~~W~~	31	~~W~~	420

(In millions of Korean won)	December 31, 2025
Name of entity	Other payables and others
SMCore.Inc.	~~W~~	5,581

(8)

The right-of-use assets and lease liabilities recognized regarding the lease agreements with HITECH Semiconductor (Wuxi) Co., Ltd., a joint venture for the six-month period ended June 30, 2026 amount to ~~W~~9,102 million (2025: ~~W~~20,670 million) and ~~W~~9,102 million (2025: ~~W~~20,670 million), respectively, and lease payments to HITECH Semiconductor (Wuxi) Co., Ltd. for the six-month period ended June 30, 2026 amount to ~~W~~28,966 million (2025: ~~W~~35,925 million). The right-of-use assets and lease liabilities recognized regarding the lease agreements with other related parties including SK Broadband Co., Ltd. for the six-month period ended June 30, 2026 amount to ~~W~~56,458 million (2025: ~~W~~28,393 million) and ~~W~~56,458 million (2025: ~~W~~28,393 million), respectively, and lease payments to the other related parties including SK Aircore Co., Ltd. for the six-month period ended June 30, 2026 amount to ~~W~~90,636 million (2025: ~~W~~83,264 million).

(9)

As of June 30, 2026, the Company provides financial guarantees on behalf of its subsidiaries, SK hynix NAND Product Solutions Corp. and SK hynix Memory Solutions Poland sp. z o.o., for their lease obligations amounting to USD 71 million and PLN 12 million, respectively. In addition, the Company provides a financial guarantee of USD 1,028 million on behalf of SK hynix Semiconductor West Lafayette LLC for its loan repayment obligations and compliance with the U.S. Department of Commerce’s DFA requirements.

56

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

27.	Transactions with Related Parties and Others, Continued

(10)	Financial transactions with related parties for the six-month periods ended June 30, 2026 and 2025 are as follows.

(In millions of Korean won)
		For the six-month period ended June 30, 2026
	Company	Collection of loans[1]		Dividend received		Dividend paid
Subsidiaries	Domestic subsidiaries	~~W~~	—	~~W~~	3,000	~~W~~	—
	Overseas sales subsidiaries		—		8,086		—
	Overseas manufacturing subsidiaries		1,204,640		890,580		—
	Overseas R&D centers		—		662		—
Joint Ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		—		20,533		—
	Specialized Investment-type Private Equity Investment Trust For Growth Of Semiconductor		—		430		—
Other related parties	SK Square Co., Ltd.		—		—		328,725

		~~W~~	1,204,640	~~W~~	923,291	~~W~~	328,725

[1]	During the for the six-month period ended June 30, 2026, the Company collected certain portion of loans from SK hynix Nand Product Solutions Corp.

(In millions of Korean won)
		For the six-month period ended June 30, 2025
	Company	Collection of loans[1]		Dividend received		Dividend paid
Subsidiaries	Domestic subsidiaries	~~W~~	—	~~W~~	203,007	~~W~~	—
	Overseas sales subsidiaries		—		5,501		—
	Overseas manufacturing subsidiaries		1,215,265		—		—
	Overseas R&D centers		—		984		—
Joint Ventures	HITECH Semiconductor (Wuxi) Co., Ltd.		—		18,472		—
Other related parties	SK Square Co., Ltd.		—		—		245,302

		~~W~~	1,215,265	~~W~~	227,964	~~W~~	245,302

[1]	During the for the six-month period ended June 30, 2025, the Company collected certain portion of loans from SK hynix Nand Product Solutions Corp. and SK hynix Semiconductor (China) Ltd.

57

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

28.	Commitments and Contingencies

(1)

As of June 30, 2026, the Company is involved in various legal claims and litigation. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(2)	Back-end process service contract with HITECH Semiconductor (Wuxi) Co., Ltd. (“HITECH”)

The Company has entered into an agreement with HITECH to be provided with back-end process service by HITECH. The conditions of the service provided includes package, package test, modules and others. According to the agreement, the Company has paid a certain level of guaranteed margin to HITECH as the Company has priority to use HITECH’s equipment.

(3)	Assets provided as collateral

Details of assets provided as collateral as of June 30, 2026 are as follows:

(In millions of Korean won and millions of U.S. dollars)
	Book value		Pledged amount
	Amount		Currency	Amount in USD	Amount in KRW	Remark
Machinery	~~W~~	829,108	USD	600	924,900	Borrowings for equipment
			KRW	—	1,480,000

(In millions of Korean won and millions of U.S. dollars)
	Book value		Collateral liabilities amount
	Amount		Currency	Amount in USD	Amount in KRW	Remark
Machinery	~~W~~	829,108	USD	63	96,344	Borrowings for equipment
			KRW	—	1,300,000

58

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

28.	Commitments and Contingencies, Continued

(4)	Financing agreements

Details of credit lines with financial institutions as of June 30, 2026 are as follows:

(In millions of Korean won and millions of U.S. dollars)

Financial institution	Commitment	Currency	Amount
Hana Bank and others	Import finance including usance	USD	330
	Comprehensive limit contract for import and export including usance	USD	1,582
	Overdrafts with banks	KRW	20,000
	Accounts receivable factoring contracts which have no right to recourse	KRW	30,000
	Supplier finance arrangement	KRW	2,360,000

(5)

The Company’s commitments in relation to future capital expenditures on property, plant and equipment that have not been recognized as of June 30, 2026 are W60,120,707 million (as of December 31, 2025: W6,415,664 million).

(6)	Investment in KIOXIA Holdings Corporation (“KIOXIA”)

With regard to the Group’s interests in KIOXIA through its investments in BCPE Pangea Intermediate Holdings Cayman, L.P. and BCPE Pangea Cayman2 Limited, the equity interests in KIOXIA that the Group may hold, directly or indirectly, are limited to a certain percentage for a specified period following the acquisition date. In addition, during the same restricted period, the Group does not have the right to appoint directors of KIOXIA and, as a result, is unable to exercise significant influence over KIOXIA’s operating and management.

(7)	Acquisition of the Intel NAND business

In the process of obtaining a conditional business combination approval for the Intel NAND business acquisition from the Chinese competition authority (Chinese State Administration for Market Regulation) in connection with the first closing of the Intel NAND business completed during the year ended December 31, 2021, the Company was imposed with certain conditions, mainly including the obligation to maintain a reasonable pricing policy, increase production and to support the entry of third-party competitors into the Chinese eSSD market. These obligations apply for a five-year period from December 2021. After the end of this period, the Company may apply for a waiver of the conditions, and the Chinese State Administration for Market Regulation will determine whether to approve the waiver based on the competitive landscape of the Chinese eSSD market at that time.

59

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

28.	Commitments and Contingencies, Continued

(8)

The Company entered into supplier finance arrangements. In accordance with the arrangements, when the finance providers pay the payables related to the Company’s trade and other payables to the suppliers, the Company pays the finance providers on the payment due date. In order for the finance providers pay the receivable, the Company had to have received the goods or services and approved the invoices.

If suppliers choose early collection of payment, the finance providers pay the amount before the payment due date. The Company settles the trade and other payables with the finance providers on the payment due date. All trade and other payables subject to the supplier finance arrangements are included in trade and other payables in the Company’s consolidated statement of financial position. As of June 30, 2026, the amount paid to suppliers under the supplier finance arrangements is ~~W~~735,000 million. Meanwhile, the amount of the Company’s trade and other payables related to supplier finance arrangements does not have a significant effect on non-cash transactions of cash and cash equivalents.

60

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

29.	Cash Flows

(1)	Reconciliations between profit and cash generated from operations for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Profit for the period	~~W~~	129,203,034	~~W~~	14,463,417
Adjustment
Income tax expense		38,831,103		2,771,738
Interest expense		260,760		422,999
Interest income		(508,161)		(334,761)
Dividend income		(14,903,668)		(372,040)
Depreciation		6,120,454		4,722,905
Amortization		328,440		354,575
Gain on disposal of property, plant and equipment		(18,889)		(84,557)
Defined benefit plan		96,981		104,090
Gain on disposal of investment in subsidiaries and associates		(165,498)		(84,006)
Loss on foreign currency translation		864,182		979,684
Gain on foreign currency translation		(1,492,847)		(1,235,970)
Gain on valuation of financial instruments		(62,324,633)		(2,002,393)
Loss on derivatives		3,977,121		—
Others		115,290		213,463
Changes in operating assets and liabilities
Increase in trade receivables		(29,898,525)		(1,216,785)
Increase in inventories		(2,706,227)		(178,734)
Decrease (increase) in other assets		(369,236)		221,680
Decrease in loans and other receivables		339,456		108,160
Increase (decrease) in trade payables		297,196		(43,729)
Increase (decrease) in other payables		191,782		(336,352)
Increase in other non-trade payables		4,759,299		29,642
Increase (decrease) in provisions		(33,539)		20,681
Contributions to plan assets		(165,000)		(259,987)
Others		1,838,163		90,117

Cash generated from operating activities	~~W~~	74,637,038	~~W~~	18,353,837

(2)	Details of significant transactions without inflows and outflows of cash for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of Korean won)
	2026		2025
Decrease in derivative liabilities and exchangeable bonds due to the exercise of exchange rights	~~W~~	5,792,195	~~W~~	—

(3)

The Company presented the inflow and outflow of cash from short-term investment assets and related investments in subsidiaries related to MMT, which are frequently traded and have a large total amount and mature in a short period of time, as net increases and decreases.

61

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

30.	Share-based Payment

(1)	Details of the granted share-based payment

(a)

The Company accounts for share-based payment, with options granted to employees to choose either cash-settled or equity-settled share-based payment, in accordance with the substance of transactions and the details of the share options as of June 30, 2026 are as follows:

(In shares)
	Total numbers of share option granted [1]	Forfeited or Cancelled	Exercised	Outstanding at June 30, 2026
10th	53,329	10,764	10,504	32,061
12th 2	6,405	—	6,405	—
13th 3	74,705	29,851	44,854	—
14th 2	192,998	59,167	27,207	106,624

	327,437	99,782	88,970	138,685

	Grant date	Service Period for Vesting	Exercisable Period	Exercise price[1] (in Korean won)
10th	March 20, 2020	March 20, 2020 - March 20, 2023	March 21, 2023 - March 20, 2027	~~W~~	86,548
12th 2	March 30, 2021	March 30, 2021 - March 30, 2023	March 31, 2023 - March 30, 2026		138,980
13th 3	March 30, 2021	March 30, 2021 - March 30, 2023	March 31, 2023 - March 30, 2026		138,980
14th 2	March 30, 2022	March 30, 2022 - March 30, 2024	March 31, 2024 - March 30, 2027		124,220

[1]	During the six-month period ended June 30, 2026, the numbers of share option granted and the exercise price were adjusted due to the retirement of treasury shares.
[2]	During the six-month period ended June 30, 2026, the share options were exercised as equity-settled share-based payment.
[3]	During the six-month period ended June 30, 2026, the share options were exercised as equity-settled and cash-settled share-based payment.

62

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

30.	Share-based Payment, Continued

(1)	Details of the granted share-based payment, Continued

(b)	Details of equity-settled share-based payment granted by the Company are as follows:

	1-1st	1-2nd	2nd	3rd
Grant date	2022-03-17	2022-04-27	2023-06-28	2024-04-30

Types of shares to be issued	Registered common shares	Registered common shares	Registered common shares	Registered common shares

Grant method	Reissue of treasury shares	Reissue of treasury shares	Reissue of treasury shares	Reissue of treasury shares

Number of shares	Initial grant size * TSR * Adjustment ratio / Stock price on exercise date [1,3]	Initial grant size * TSR * Adjustment ratio / Stock price on exercise date [1,3]	Initial grant size * (Adjustment ratio + increase rate of stock price - increase rate of KOSPI200) [2,3]	Initial grant size * (Adjustment ratio + increase rate of stock price - increase rate of KOSPI200) 2,

Base stock price (in Korean won)	~~W~~124,000	~~W~~108,500	~~W~~79,975	~~W~~135,975

Exercisable period	March 17, 2025 ~ March 17, 2029 [4]	April 27, 2025 ~ April 27, 2029 [5]	January 1, 2026 lump sum payment [5]	January 1, 2027 lump sum payment

Service period for vesting	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from January 1, 2023[6]	3 years’ service from January 1, 2024[6]

[1]

TSR (Total shareholder return) is calculated as “(Stock price on exercise notification date - Base stock price + company’s total dividends per share from grant date to exercise notification date)/base stock price”, and the adjustment ratio considers the Company’s TSR compared to the TSR of its industry peers.

[2]

The adjustment ratio considers increase rate of stock price, and the maximum adjusted shares is 2 times of initial grant shares. If the increase rate of stock price rises by 100% or higher and exceeds the increase rate of KOSPI200 by 50% points, additional shares equal to the initial grant will be paid.

[3]	Some of the 1-1st and 1-2nd share-based payments were cancelled and a replacement amount was granted in the 2nd share-based payment.
[4]	Stock options were exercised during the year ended December 31, 2025 and a portion of the shares remains unpaid as of June 30, 2026.
[5]	Stock options were exercised during the six-month period ended June 30, 2026 and a portion of the shares remains unpaid as of June 30, 2026.
[6]	When employed for more than 2 years but less than 3 years, the granted amount is adjusted in proportion to the period of service.

(2)	Details of liabilities recognized for stock appreciation rights as of June 30, 2026 are as follows:

(In millions of Korean won)
June 30, 2026
Stock appreciation rights liabilities	~~W~~	59,077

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SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

30.	Share-based Payment, Continued

(3)	Measurement of fair value

(a)	The compensation cost is calculated by applying a binomial option-pricing model in estimating the fair value of the option as of June 30, 2026. The inputs used are as follows:

	10th		12th		13th		14th
Share price (Closing stock price on valuation date, in Korean won)	~~W~~	530,000	~~W~~	530,000	~~W~~	530,000	~~W~~	530,000
Expected volatility		46.40%		46.40%		46.40%		46.40%
Estimated fair value of share option (in Korean won)	~~W~~	445,270	~~W~~	393,940	~~W~~	393,940	~~W~~	408,492
Dividend yield ratio		0.42%		0.42%		0.42%		0.42%
Risk free ratio		2.70%		2.47%		2.47%		2.71%

(b)

The compensation cost regarding the equity-settled share-based payment granted by the Company is calculated by applying a binomial option-pricing model in estimating the fair value of the option. The inputs used to measure the fair value of the share-based payment as of the grant date are as follows:

	1-1st		1-2nd		2nd		3rd
Expected volatility		33.92%		34.22%		34.81%		36.85%
Per-share fair value of the option (in Korean won)	~~W~~	52,729	~~W~~	42,064	~~W~~	155,443	~~W~~	224,203
Dividend yield ratio [1]		—		—		1.50%		1.10%
Risk-free interest rate (Government bonds yield)		2.65%		3.19%		3.60%		3.53%

[1]

Payout ratio was not taken into consideration as it was assumed that the stock price decline due to dividends would be compensated as the dividend amount until the exercise period is added in the calculation of 1-1st and 1-2nd TSR.

(4)	The compensation expense for the six-month period ended June 30, 2026 is ~~W~~27,530 million (2025: ~~W~~9,942 million).

64

SK hynix Inc.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 and December 31, 2025 (Unaudited)

31.	Subsequent Event

The Company listed 177,900,000 American Depositary Receipts (ADR), representing 17,790,000 shares of common stock, on the Nasdaq Global Select Market in the United States on July 10, 2026.

In connecting with the ADR listing, the Company newly issued 17,790,000 shares of common stock through a third-party allotment to Citibank, N.A., the overseas depositary, and the new shares were subsequently listed on the KOSPI Market of the Korea Exchange on July 29, 2026.

Issuance of new shares	17,790,000 shares of common stock
Method of issuance	Paid-in capital increase by third-party allotment
Issue price per new share[1]	USD 1,490
Number of listed securities[1]	177,900,000 DRs issued
Listing exchange (Country)	Nasdaq Global Select Market (U.S.A)
Total issue amount	USD 26,507,100,000
Purpose of financing	Facility funds

[1]	Each share of underlying common stock represents 10 ADRs.

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